UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DIVERSIFIED RESTAURANT HOLDINGS, INC.
(Exact name of Registrant as Specified in its Charter)

NEVADA (State or other jurisdiction of incorporation or organization)	7221 (Primary Standard Industrial Classification Code Number)	03-0606420 (I.R.S. Employer Identification No.)

27680 Franklin Rd., Southfield, MI 48034
(248) 223-9160

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

T. Michael Ansley
President, Chief Executive Officer, and Chairman of the Board of Directors
Diversified Restaurant Holdings, Inc.
27680 Franklin Rd.
Southfield, Michigan 48034
(248) 223-9160

(Name, address, including zip code, and telephone, including area code of agent for service)

Copies to:

Michael T. Raymond	Ryan C. Brauer
Dickinson Wright PLLC	Fredrikson & Byron, P.A.
2600 W. Big Beaver Road, Suite 300	200 South Sixth Street, Suite 4000
Troy, Michigan 48084	Minneapolis, Minnesota 55402
(248) 433-7273	(612) 492-7000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or combination basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.  [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [ ]

If the form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer (Do not check if a smaller reporting company) ☐	Smaller reporting company ☑

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee(3)
Common Stock, par value $0.0001 per share	$25,000,000	$3,410

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act.
(2)	Includes shares of our common stock that the underwriter has the option to purchase to cover overallotments, if any.
(3)	Calculated under Section 6(b) of the Securities Act of 1933 as 0.0001364 of the aggregate offering price.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not a soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

DRH diversifiedrestaurantholdingsinc.

SUBJECT TO COMPLETION, March 12, 2013

SHARES

Diversified Restaurant Holdings, Inc.
Common Stock

We are offering shares of our common stock. Our common stock is currently traded on the OTCQB under the symbol "DFRH". We have applied to list our common stock on the NASDAQ Capital Market under the symbol "BAGR". There is presently a limited market for our common stock, and the shares are being offered in anticipation of the development of a secondary trading market. The last reported market price of our common stock on the OTCQB on March 11, 2013 was $4.06 per share. We anticipate the public offering price to be between $ and $ per share.

Investing in our common stock involves a high degree of risk. Please read "Risk Factors" beginning on page [___] of this prospectus.

Neither the Securities and Exchange Commission, nor any state securities commission, nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discounts and Commissions		
Proceeds to Diversified Restaurant Holdings, Inc., before expenses		

We have granted the underwriter an option to purchase up to shares of common stock from us at the public offering price, less the underwriting discount, within 45 days from the date of this prospectus to cover overallotments, if any.

Delivery of the shares of common stock is expected to be made on or about , 2013. If the underwriter exercises the overallotment option in full, the total underwriting discounts and commissions payable by us will be $ and the total proceeds, before expenses, will be $.

DOUGHERTY & COMPANY

Prospectus dated , 2013

Example of our advertising.

Life's short ...
be legendary.

BAGGER DAVE'S

Bagger Dave's® in Berkley, Michigan.

Legendary Craft Beers
We're like an art gallery for beer and every sip is a masterpiece.

LEGENDARY
BAGGER
DAVE'S
Est. 2006
TAVERN

The Blues Burger®
Nothing blue 'bout it but the fresh bleu cheese. The rest is pure happiness.

Dave's Sweet Potato Chips®
Both a Bagger Dave's® standout and outstanding. Then there's the Honey Cinnamon dipping sauce ...

We're spreading across the map with deliciousness.

DRH diversified restaurant holdings inc.

BAGGER DAVE'S

MICHIGAN
- Ann Arbor
- Berkley
- Bloomfield Hills
- Brighton
- Cascade Twp.
- East Lansing
- Grandville
- Holland
- Novi
- Shelby Twp.

INDIANA
- Indianapolis

Also one franchised unit in Cape Girardeau, Missouri.

Bagger Dave's® in Novi, Michigan.

Bagger Dave's® in Brighton, Michigan.

Bagger Dave's® in Ann Arbor, Michigan.

New Artisan Mac 'n' Cheese
New Mac 'n' Cheese hand-crafted in small batches the way it was meant to be. Three varieties available.

BUFFALO WILD WINGS

Buffalo Wild Wings in Fort Myers, Florida.

Buffalo Wild Wings in Novi, Michigan.

MICHIGAN
- Chesterfield Twp.
- Clinton Twp.
- Detroit
- Fenton
- Ferndale
- Flint
- Grand Blanc
- Marquette
- Novi
- Petoskey
- Port Huron
- Sterling Heights
- Traverse City
- Troy
- Warren

ILLINOIS
- Calumet City
- Homewood
- Lansing
- Lincoln Park

INDIANA
- Crown Point
- Hobart
- Schererville
- Valparaiso

FLORIDA
- Brandon
- Fish Hawk
- Fort Myers
- Lakeland
- Largo
- North Port
- Riverview
- Sarasota
- University Park
- Ybor City

TABLE OF CONTENTS

Basis of Presentation	iii
Industry and Market Data	iii
Trademarks and Copyrights	iii
Prospectus Summary	1
Risk Factors	13
Cautionary Statement Regarding Forward-Looking Statements	27
Use of Proceeds	28
Dividend Policy	28
Capitalization	30
Dilution	31
Management’s Discussion and Analysis of Financial Condition and Results of Operations	33
Business	44
Properties	52
Legal Proceedings	53
Management	53
Principal Stockholders	56
Compensation of Executive Officers and Directors	58
Certain Relationships and Related Party Transactions	62
Description of Capital Stock	64
Description of Indebtedness	66
Shares Eligible For Future Sale	67
Underwriting	70
Legal Matters	72
Experts	72
Where You Can Find Additional Information	72
Part II: Information Not Required in Prospectus	II-1
Exhibits and Financial Statement Schedules	II-4
Signatures	II-5
Exhibit Index	II-6

i

BASIS OF PRESENTATION

We operate on a 52- or 53-week fiscal year that ends on the last Sunday of December.  Each quarterly period has 13 weeks, except for a 53-week year when the fourth quarter has 14 weeks.  Our 2012 fiscal year consisted of 53 weeks while our 2011, 2010 and 2009 fiscal years each consisted of 52 weeks.  Fiscal years are identified in this prospectus according to the calendar year in which the fiscal year ends.  For example, references to “2011,” “fiscal 2011,” “fiscal year 2011,” or similar references refer to the fiscal year ended December 25, 2011, while references to “2010,” “fiscal 2010,” “fiscal year 2010,” or similar references refer to the fiscal year ended December 26, 2010.

References to comparable restaurants in this prospectus include restaurants operating in and following the 18th month of operations.  As of September 23, 2012 and September 25, 2011, we had four and three, respectively, comparable Bagger Dave’s restaurants and 21 and 16, respectively, comparable Buffalo Wild Wings restaurants.

The information presented in this prospectus assumes (1) a public offering price of $              per share of common stock, which is the midpoint of the estimated range of the price set forth on the cover page of this prospectus, and (2) that the underwriter will not exercise its overallotment option.  Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are amounts presented in United States (“U.S.”) dollars.

Unless otherwise indicated or the context otherwise requires, financial and operating data in this prospectus reflects the consolidated business and operations of DRH.

INDUSTRY AND MARKET DATA

This prospectus includes industry and market data that we derived from internal company records, publicly available information and industry publications and surveys such as reports from KNAPP-TRACK, the National Restaurant Association and Technomic, Inc. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. You should carefully consider the inherent risks and uncertainties associated with the industry and market data contained in this prospectus.

KNAPP-TRACK is a monthly sales and guest count tracking service for the full-service restaurant industry in the United States, which tracks over 10,400 restaurants with over $32.1 billion in total sales.  Each monthly KNAPP-TRACK report aggregates the change in comparable restaurant sales and guest counts compared to the same month in the preceding year from the competitive set of participants in the full service restaurant industry.  We, as well as other restaurants, use the data included in the monthly KNAPP-TRACK report as one way of benchmarking our performance.

TRADEMARKS AND COPYRIGHTS

We own or have rights to trademarks or trade names that we use in connection with the operation of our business, including our corporate names, logos, and website names. In addition, we own or have the rights to copyrights, trade secrets, and other proprietary rights that protect the content of our products and the formulations for such products.  Solely for convenience, some of the trademarks, trade names, and copyrights referred to in this prospectus are listed without the ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trademarks, and trade names.

ii

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and the consolidated financial statements, and the related notes to those statements, included elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our common shares. You should also carefully consider, among other things, the matters discussed in the section entitled “Risk Factors” and the consolidated financial statements and related notes to those statements included elsewhere in this prospectus before deciding to invest in our common stock.  Some of the statements in this prospectus constitute forward-looking statements.  For more information, see “Cautionary Statement regarding Forward-Looking Statements.”

Our Company

DRH is a fast-growing restaurant company operating two complementary concepts:  Bagger Dave’s Legendary Burger Tavern® (“Bagger Dave’s”) and Buffalo Wild Wings® (“BWW”).  As the creator, developer, and operator of Bagger Dave’s and as one of the largest franchisees of BWW, we provide a unique guest experience in a casual and inviting environment.  We are committed to providing value to our guests through offering generous portions of flavorful food in an upbeat and entertaining atmosphere.  We believe Bagger Dave’s and DRH-owned BWW are uniquely-positioned restaurant brands designed to maximize appeal to our guests.  Both restaurant concepts offer competitive price points and a family-friendly atmosphere, which we believe enables consistent performance through economic cycles.  We were incorporated in 2006 and are headquartered in the Detroit metropolitan area.  As of the date of this prospectus, we had 45 locations in Florida, Illinois, Indiana, Michigan, and Missouri.  Of those restaurants, 44 are corporate owned and one is franchised by a third party.

While our brands share certain corporate support functions to maximize efficiencies across our Company, each brand maintains its own identity, allowing both brands to be located in common markets.  We have demonstrated the viability of our brands in a variety of markets across the Midwest and Florida, growing the total number of restaurants in our system from 18 locations as of the end of fiscal year 2009 to 45 locations as of the end of fiscal year 2012, representing a compound annual growth rate of 35.7%.  Between the two concepts, we opened eight corporate-owned restaurants and a franchisee opened one franchised Bagger Dave’s restaurant in 2012.  We also acquired eight existing BWW locations in 2012.  Between both brands, we plan to open an at least an additional 10 restaurants by the end of 2013.  From fiscal year 2009 to fiscal year 2011, our annual revenue increased from $41.8 million to $60.7 million, representing a compound annual growth rate of 20.6%.  From the nine-month period ended September 25, 2011 to the nine-month period ended September 23, 2012, our annual revenue increased from $44.6 million to $51.3 million, representing a growth rate of 15.0%.

Our change in comparable sales for both concepts has outperformed the KNAPP-TRACK index of casual dining restaurants since we began reporting comparable restaurant sales in 2011.  For the nine months ended September 23, 2012, comparable restaurant sales increased 6.9% over the same period from the prior year compared to the KNAPP-TRACK average of 0.8% over the same period.   We believe that the broad appeal of both brands, our historical unit economics, and adaptable real estate requirements enhance the portability of our concepts and provide us ample opportunity for continued expansion.

Bagger Dave’s

Bagger Dave’s is a full-service, family-friendly, ultra-casual restaurant and bar with a comfortable, local “corner tavern” atmosphere.  The first Bagger Dave’s opened in 2008 in Michigan.  As of the date of this prospectus, we have 11 corporate-owned Bagger Dave’s locations in Michigan and Indiana and one franchised location in Missouri.

Bagger Dave’s is more than just a “better burger” concept.  Better burger concepts typically have a fast-casual service model, a limited menu, and either no bar, or only offer beer and wine. Bagger Dave’s has a highly customizable menu with a variety of proteins, including beef, turkey, tuna, and egg, as well as full table service and a complete bar.  Our menu features freshly-made, never frozen burgers that are made to order from a selection of four types of buns, six types of cheese, seven sauces, and more than 30 toppings, for a uniquely customizable burger offering.  We offer a variety of sandwiches, salads, sides, fresh-cut fries, and hand-dipped milkshakes.  In addition, we offer a selection of local craft beers, wine, and craft sodas, augmented by a full bar.  Our culinary and beverage teams continuously strive to develop new recipes, sauces, and offerings to ensure that all menu items feature both distinctive twists on classic burger combinations and exclusive offerings.  Our signature dishes include Sloppy Dave’s BBQ®, Train Wreck Burger®, and Bagger Dave’s Amazingly Delicious Turkey Black Bean Chili®.  We believe our menu offerings, generous portions of high-quality, fresh, and flavorful food, combined with our ambiance and friendly, attentive service offers guests an attractive price-value proposition and drive brand loyalty.

The focused menu and full bar helps to generate significant traffic in four day parts.  Bagger Dave’s lunch, happy hour, dinner, and late night represented 30.0%, 25.0%, 41.0%, and 4.0% of revenue, respectively, for the nine months ended September 23, 2012.  We use the same menu at lunch and dinner and entrees range in price from $4.19 to $8.79, while appetizers and entrée salads range from $3.99 to $6.19.  Bagger Dave’s also offers a kid’s menu at $4.99.   Alcohol was 14.0% of sales for the nine months ended September 23, 2012.  Our average annual revenue per comparable restaurant was $1.3 million during the same period. Our goal is to increase the average annual revenue to $1.6 million per comparable restaurant as we open new restaurants over time.

Bagger Dave’s are typically located in high-traffic, high-visibility locations, such as retail centers, big-box shopping centers, and entertainment centers.  Each Bagger Dave’s strives to have a cozy, comfortable, local “corner tavern” feel, including a selection of local or regional craft beer on draft and an electric train that runs above the dining room and bar areas.  In the design of our restaurants, we include local themes and history by showcasing historical photos unique to that town or location as part of the decor.

Buffalo Wild Wings

Buffalo Wild Wings, Inc. (“BWLD”) was founded in 1982, began franchising in 1991, and is a public company (NASDAQ: BWLD) with 854 locations as of September 23, 2012, approximately 59.9% of which are franchised.  Our founder, T. Michael Ansley, who is also our President, Chief Executive Officer, and Chairman of the Board of Directors, became a BWW franchisee in 1996, and we are currently one of the largest BWW franchisees in the U.S. and Canada.  As of the date of this prospectus, we operate 33 DRH-owned BWW restaurants in Florida, Illinois, Indiana, and Michigan.  We have built our DRH-owned BWW restaurant portfolio through the organic build-out of our 32-restaurant area development agreement as well as through a targeted acquisition strategy.   We completed a nine-restaurant acquisition from affiliated parties in February 2010 and an eight-restaurant acquisition from third parties in September 2012.  On December 23, 2012, we opened the nation’s largest BWW restaurant, based on square footage, in Detroit, Michigan.

BWW restaurants strive to create a welcoming neighborhood atmosphere that includes an extensive multi-media system, a full bar, and an open layout, which we believe appeals to sports fans and families alike.  We believe BWW restaurants are differentiated by the social environment they create and the connection that is made with team members, guests, and the local community.  Guests have the option of watching sporting events or other popular programs on projection screens and an average of 50 additional televisions, competing in Buzztime Trivia, or playing video games.  The DRH-owned BWW restaurant in Detroit, Michigan has over 96 televisions for the entertainment of our guests.  The open layout of the restaurants offers dining and bar areas that provide distinct seating choices for sports fans and families.  We believe our flexible restaurants allow our guests to customize their BWW experience to meet their time demands and service preferences, whether they are seeking a workday lunch, a dine-in dinner, a take-out meal, an afternoon or evening enjoying a sporting event, or a late-night craving.

We believe BWW restaurants have widespread appeal.  BWW restaurants have won dozens of “Best Wings” and “Best Sports Bar” awards across the country.  The BWW made-to-order menu items are enhanced by the bold flavor profile of 16 signature sauces and five signature seasonings, ranging from Sweet BBQ™ to Blazin’®.  BWW restaurants offer 12 to 24 domestic and imported beers on tap, including craft brews and a wide selection of bottled beer, wine, and liquor.  The award-winning food and memorable experience drives guest visits and loyalty.

Mr. Ansley has been the recipient of numerous awards for restaurant performance within the BWW system.  He won the BWW award for Highest Annual Restaurant Sales in 2004, 2005, and 2006, and he was awarded Franchisee of the Year by the International Franchise Association in September 2007.  In addition to his reputation as an operator, we believe Mr. Ansley and DRH are innovators in the BWW system.  We were one of the first franchisees in the BWW system to offer full-service dining, which is ubiquitous throughout the system today.

DRH-owned BWW restaurants have the same lunch and dinner menus and also offer lunch specials and a kid’s menu.  Entrees range in price from $6.19 to $13.59, and appetizers and salads range in price from $3.99 to $12.99.  Lunch and dinner represented 18.0% and 40.0% of revenue, respectively, for the nine months ended September 23, 2012.  Happy hour and late night represented 27.0% and 15.0% of sales, respectively, while alcohol was approximately 21.0% of sales during the same period.  Our average annual revenue per comparable restaurant was $2.7 million during the same period.

Our Business Strengths

Multi-Brand Company with Complementary Infrastructure

We believe we have two well-developed affordable, neighborhood brands that are highly complementary and can be located in common markets, which includes high density residential areas, shopping malls, lifestyle centers, and other high-traffic locations.    Our brands are designed to have broad guest appeal at a similar price point, and attract customers to the local corner-tavern or a sports entertainment destination.  We believe each brand features unique design elements and atmosphere that attract a diverse guest base as well as common guests who visit both Bagger Dave’s and DRH-owned BWW for different dining experiences in crossover markets.  We believe the differentiated qualities of our brands allow us to operate in significantly more locations than would be possible with one brand.

We have established our restaurants primarily within the Midwest, but in widely-dispersed urban, suburban, and more rural markets that provide sufficient geographic diversity to help offset varying economic cycles within these areas.  We have restaurants in Michigan that range from Grand Rapids to Detroit and as far north as Marquette.  We also have restaurants in other markets with different economic drivers including Florida, Illinois, Indiana, and Missouri.

Together with our founder, T. Michael Ansley, we have a 17-year history of operating restaurants.  We have spent significant time and capital to build an infrastructure to support the continued growth of our brands.  We believe the systems and operations we built to support our DRH-owned BWW restaurants provide Bagger Dave’s a more sophisticated back office than a brand of its size and stage of development would typically be able to access.  We have developed consistent and repeatable processes governing many aspects of our restaurant operations and strive to share best practices in service, preparation, and food quality across both brands.  In addition, we share services such as real estate development, purchasing, human resources, marketing and advertising, information technology, operations, training, construction, and finance and accounting, allowing us to maximize efficiencies across our Company as we continue our growth.

Flexible Business Model with Compelling Unit Economics and Strong Return on Investment

We believe our comparable restaurants achieve top-tier financial performance relative to our peers.  Our average annual revenue per comparable restaurant was an attractive $1.3 million at our Bagger Dave’s restaurants and $2.7 million at our DRH-owned BWW restaurants measured for the 12 months ended September 23, 2012.  We have generated strong historical restaurant-level EBITDA margins at our comparable restaurants.  You should read this information in conjunction with the information in the sections of this prospectus entitled “Summary of Historical Consolidated Financial and Operating Data,” specifically the “Other Financial Data” section.

We have a proven track record of profitably opening restaurants in a number of diverse commercial real estate locations including freestanding, in-line and end-cap formats.  In addition, we believe the flexibility of our restaurant design is a competitive advantage that allows us to open new restaurants in attractive markets without being limited to a standard floor plan.

We have a disciplined site identification process.  Based on demographics, co-tenants, and net investment requirements, we can choose between our two brands to determine which is optimal, in our opinion, for a location.

Under our current investment model, the amount of total cash investment varies based upon whether we build-out an existing leased space or newly construct the building.  Excluding any investment in land and building, we expect that the build out of a new Bagger Dave’s restaurant will, on average, require a total cash investment (including pre-opening expenses) of approximately $950,000 to $1.2 million.  Similarly, we expect that the build out of a new DRH-owned BWW restaurant will require an estimated cash investment (including pre-opening expenses) of $1.3 million to $1.6 million. We target a return on investment (excluding real estate) of four years for both concepts.  The expected return is impacted by the initial construction cost, amount of tenant improvement allowance we negotiate with the landlord, and how quickly we reach our target sales volume.

Broad Appeal with Attractive Guest Base

We strive to provide our guests with an inviting, neighborhood atmosphere at both Bagger Dave’s and DRH-owned BWW restaurants during lunch, dinner, happy hour, and late night, which we believe attracts guests from not only the casual dining segment, but also from the fast-casual, quick-service, and fine dining segments.  We believe our guest-centric culture is one of our most valuable assets and we are committed to preserving and continually investing in our culture and restaurant experience to ensure a positive guest experience with every visit.  We seek to locate our restaurants in high-traffic locations to attract primarily local patrons with limited reliance on business travelers.  We believe our guest-centric culture, combined with our fast-casual pricing and our sponsorship of local community events such as charities and fundraisers, has cultivated a loyal guest base with a high level of repeat business, which we believe provides a foundation for the long-term sustainability of our concepts.

Superior Dining Experience and Value Proposition

We are committed to providing value to our guests through offering generous portions of flavorful, innovative food, using fresh, high quality ingredients.  We believe our menu offers a considerable value proposition to our guests, with only one of the items at Bagger Dave’s priced over $8.00 and only four items at DRH-owned BWW priced over $10.00.  We believe our restaurants appeal to a broad spectrum of guests and will continue to benefit from trends in consumer preferences.  These trends include the consumer craving for bold, unique flavor choices, gluten-free options, and a high degree of customization in their orders, like that offered by our current menus, particularly at Bagger Dave’s.  We believe we are also an attractive venue for families and other large parties, and consider many of our restaurants, particularly those in more rural areas, to be destination locations, drawing guests from greater distances.

Management Team with Proven Track Record

We believe we have assembled a tested and proven management team with significant experience.  Our management team is led by our President, CEO, and Chairman of the Board, T. Michael Ansley, who founded DRH in 2006.  A restaurant operator since 1996, Mr. Ansley opened the Company’s first DRH-owned BWW franchise in 1999, has garnered numerous nationwide franchisee awards, and we believe he is regarded as a thought leader in the brand.  Our senior management team, including regional managers, who we refer to as regional managing partners, have an average of approximately 14.8 years of restaurant industry expertise.  Our 44 general managers, who we refer to as managing partners, as of the date of this prospectus, have an average tenure at DRH of more than four years.  Our Board also has significant retail, restaurant, and public company experience with companies such as Salsarita’s Fresh Cantina, Marriott, McAlister’s Deli, Herman Miller, Spartan Motors and Federal-Mogul Corporation.

Our Growth Strategy

Pursue Disciplined New Restaurant Growth

We believe there are significant opportunities to grow our brands in existing and new markets throughout the Midwest where we believe we can generate attractive unit level economics and returns.  We have an established growth pipeline and a disciplined strategy for opening new restaurants that includes aggressive new unit development for Bagger Dave’s and the fulfillment of our current area development agreement with BWLD by opening an additional 14 restaurants in our current markets.  We believe our greatest growth opportunity is in the geographic expansion of the Bagger Dave’s concept.  Our priority will be to open corporate-owned locations in Midwest markets where we can leverage our existing DRH-owned BWW infrastructure.  We opened eight corporate-owned Bagger Dave’s and DRH-owned BWW restaurants and a franchisee opened one franchised Bagger Dave’s restaurant in 2012.  We also acquired eight existing BWW restaurants in 2012 from a third party.  Between both concepts, we plan to open at least an additional 10 restaurants by the end of 2013.  Over the next five years, our current target is to open 35 to 45 new corporate-owned Bagger Dave’s restaurants and 14 new DRH-owned BWW restaurants.

Deliver Consistent Comparable Restaurant Sales Growth Through Providing High-Quality Food and Service

We believe our concepts achieve strong sales and guest count growth with comparable restaurant sales increasing by 7.2%, 6.2%, and 7.2% for each of the first three quarters of fiscal 2012 as compared to the respective prior year periods and 6.9% for the nine-month period ended September 23, 2012.  We believe we will be able to continue to generate comparable restaurant sales growth by consistently providing an attractive price/value proposition for our guests driven by an innovative menu of freshly-prepared, high-quality food in an upbeat atmosphere.  Though we anticipate the core menu of Bagger Dave’s will remain unchanged, we will continue to explore potential additions, such as the introduction of our own macaroni and cheese recipe in late February 2013, as well as limited time food and drink offerings.  Additionally, we will continue to promote our brand and drive traffic through local marketing efforts, community events, social media, and charity events.

Guest service is a priority for us, and we plan to continue investing significantly in the ongoing training of our employees, which we refer to in this prospectus as team members, to maintain our guest-centric culture.  We strive to delight guests by focusing on seven essential business drivers: people, quality, hospitality, speed, accuracy, cleanliness, and value.  We plan to continue investing in team member retention and training to enhance guest experience and to develop management from within to ensure operational and service consistency.  Our mission, posted throughout every restaurant, is to “delight guests.”  This mission is taught and engrained in every team member, from servers to cooks.  We work hard to ensure that every team member who joins the Company gets a thorough understanding of who we are, why we are here, and what we are trying to do, and that is to delight our guests.

We believe that the atmosphere and visual appeal of a restaurant’s interior is a critical part of the guest experience and that cleanliness and a “fresh” appearance are important to growing sales.  We expect to selectively remodel and refresh existing units in a methodical, consistent approach to maintain our high standards in these areas.

Leverage our Infrastructure to Enhance our Profitability

As part of our new restaurant development plan, we have invested in our infrastructure, including both corporate and restaurant-level supervisory personnel.  We believe these investments will minimize the need for significant additional investments to support our growth plan for the foreseeable future.  As a result, as our restaurant base grows, we expect our general and administrative costs to increase at a slower growth rate than our revenue.  We intend to continue to aggressively protect our margins using economies of scale, including marketing and purchasing synergies between our brands, and leveraging our corporate infrastructure as we continue to open new restaurants.

Our Principal Stockholders

T. Michael Ansley, our President, CEO, Chairman and founder, is currently the beneficial owner of approximately 70.1% of our outstanding common stock.  Upon completion of this offering, Mr. Ansley, is expected to be the beneficial owner of approximately          % of our outstanding common stock, or          % if the underwriter’s overallotment option is fully exercised.  Mr. Ansley’s beneficial ownership includes 11,113,600 shares owned directly, 9,000 shares owned indirectly as custodian for his children’s UGMA accounts, options exercisable within 60 days of March 7, 2013 to purchase 50,000 shares, and 2,104,000 shares over which he has sole voting power but does not have record ownership.  In order to consolidate voting authority among family members and for voting expediency, Thomas Ansley and Mark Ansley, father and brother of T. Michael Ansley, respectively, entered into an Amended and Restated Voting Agreement granting T. Michael Ansley proxy authority to vote their shares, in his sole discretion.  As a result, T. Michael Ansley will be able to exert significant voting influence over fundamental and significant corporate matters and transactions.

For more information, please see the section of this prospectus entitled “Risk Factors,” specifically “Our Current Principal Stockholder Owns a Large Percentage of Our Voting Stock, Which Allows Him to Control Substantially All Matters Requiring Stockholder Approval” and the section entitled “Description of Capital Stock – Voting Agreement.”

Risk Factors

Before you invest in our stock, you should carefully consider all of the information in this prospectus, including matters set forth in the section of this prospectus entitled “Risk Factors.”  Risks relating to our business include, among others factors described in the “Risk Factors” section of this prospectus, our ability to continue to build upon the success of our existing restaurants and to successfully develop new restaurants and expand our operations.

Recent Developments

Preliminary 2012 Sales Results

Although our financial statements for the year ended December 30, 2012 are not yet complete, the following financial information represents our estimate of revenue for fourth quarter and full-year 2012.  We estimate total revenue for the 2012 fourth quarter (a 14-week period) increased nearly 64.0% to approximately $26.3 million from $16.0 million in the fourth quarter of 2011 (a 13-week period). For the full year 2012 (a 53-week period), we estimate total revenue increased approximately 28.0% to $77.6 million compared with $60.7 million in 2011 (a 52-week period). At the end of 2012, the Company had 45 restaurants operating, comprised of 12 Bagger Dave’s restaurants and 33 BWW restaurants, an increase of 61.0% from 28 restaurants at the end of 2011. Excluding the additional week, same store sales were up 9.2% and 7.6% for the fourth quarter and fiscal year 2012, respectively.

While the foregoing financial information is not a comprehensive statement of our financial results for the quarter or year ended December 30, 2012, it represents the most current statement of our financial condition, results of operations and material trends in such condition and results that are known to us at the time of this filing and available for investors to consider.  The foregoing information has not been reviewed or audited by our independent registered public accounting firm and is subject to adjustment based upon, among other things, the finalization of our year-end closing and reporting process.

This information should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus, which cover prior historical periods for which comprehensive information is available.

2012 Buffalo Wild Wings Restaurant Acquisition

On September 25, 2012, we completed the acquisition of substantially all of the assets of Crown Wings, Inc., Brewsters, Inc., Valpo Wings, Inc., Buffaloville Wings, Inc., and Hammond Wings, Inc., each an Indiana corporation, and Homewood Wings, Inc., Cal City Wings, Inc., Lansing Wings, Inc., and Lincoln Park Wings, Inc., each an Illinois corporation (collectively, the “2012 Acquired Entities”).  The acquired assets consist primarily of four BWW franchised restaurants operating in Indiana and another four operating in Illinois, along with the right to develop a fifth BWW restaurant in Indiana.

This acquisition expanded the scope of our operations, added a number of new markets to our existing footprint and, we believe, strategically positions us for future expansion throughout the Midwest.  Pro forma financial statements giving effect to the acquisition are included beginning on page F-61 of this prospectus.  Our near-term focus will be to integrate the acquired restaurants and capitalize on the anticipated opportunities to improve their operating and financial performance.  Longer term, we plan to leverage this acquisition by expanding our Bagger Dave’s concept within the same geographic areas.  We commenced this effort by opening our first Bagger Dave’s restaurant in Indianapolis, Indiana in December 2012.

September 2012 Credit Facility

On September 25, 2012, we entered into a new senior secured credit facility with RBS Citizens, N.A. (“RBS”), which consists of a $37.0 million term loan, a $10.0 million development line of credit, and a $1.0 million revolving line of credit (the “September 2012 Credit Facility”).  The term loan is for a term of five years.  Payments of principal are based upon an 84-month straight-line amortization schedule, and the interest rate is LIBOR plus an applicable margin, which ranges from 2.5% to 3.7% depending on the lease adjusted leverage ratio defined in the terms of the loan agreement.

We immediately used approximately $15.2 million of the September 2012 Credit Facility to refinance existing outstanding debt with RBS and used approximately $3.3 million of the September 2012 Credit Facility to refinance and term out the outstanding balance of our existing development line of credit loan with RBS.  Additionally, on September 25, 2012, we used approximately $14.7 million of the September 2012 Credit Facility to complete the acquisition of the 2012 Acquired Entities and we used approximately $2.5 million of the September 2012 Credit Facility to purchase 100.0% of the membership interests in the Ansley Group.  We used the remaining balance of the September 2012 Credit Facility, approximately $1.3 million, to pay the fees and expenses associated with the above acquisitions and the September 2012 Credit Facility.

Acquisition of Clinton Township Property

On September 25, 2012, we also acquired 100.0% of the membership interests in the Ansley Group LLC, a Michigan limited liability company and the owner of a parcel of real estate located at 15745 15 Mile Road, Clinton Township, Michigan 48035, which is the location of our Clinton Township DRH-owned BWW restaurant.  As a result of this acquisition, we acquired complete ownership of the underlying real estate for our Clinton Township DRH-owned BWW restaurant.  The Ansley Group was owned by T. Michael Ansley and Thomas D. Ansley.  T. Michael Ansley is the President, CEO, and Chairman of the Board, as well as a principal stockholder of DRH, and Thomas D. Ansley is his father and a principal stockholder of DRH. The disinterested members of the Board concluded that the acquisition of the Ansley Group was completed on terms at least as favorable to the Company as could have been obtained through an arm’s-length transaction.

 Company Information

Our headquarters are located at 27680 Franklin Road, Southfield, Michigan 48034.  Our telephone number is (248) 223-9160.  DRH can also be found on the internet at www.diversifiedrestaurantholdings.com and www.baggerdaves.com.  Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

THE OFFERING

Shares of common stock offered by us	shares (excluding the overallotment option).

Overallotment option	We have granted the underwriter an option for a period of 45 days to purchase up to additional shares of our common stock to cover overallotments.

Ownership after offering
Upon completion of this offering, our executive officers, directors and affiliated entities will own approximately         % of our outstanding common stock, or          % if the underwriter exercises its overallotment option in full, and as a result will have significant control over our affairs.

Common stock to be outstanding after this offering	shares, shares if the underwriter exercises its overallotment option in full.

Use of proceeds
We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of $             million, based on the midpoint of the range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.  We intend to use the net proceeds of this offering to repay a portion of the outstanding borrowings under our September 2012 Credit Facility, for new restaurant development and general corporate purposes.  See “Use of Proceeds.”

Dividend policy
We currently expect to retain all available funds and future earnings, if any, for reinvestment in the growth of our business and do not anticipate paying any cash dividends in the foreseeable future.

Any future determination to pay cash dividends will be at the discretion of our Board and will depend on our financial condition, operating results, capital requirements, and such other factors as our Board deems relevant.  In addition, our September 2012 Credit Facility restricts our ability to pay dividends.  See “Description of Indebtedness.”

Proposed NASDAQ Capital Market symbol
“BAGR”.  We have applied to have our shares of common stock approved for listing on the NASDAQ Capital Market under the symbol “BAGR”.  Our common stock is currently traded on the OTCQB under the symbol “DFRH.”

Risk factors
Investment in our common stock involves substantial risks.  You should read this prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements and the related notes to those statements included elsewhere in this prospectus before investing in our common stock.

The number of shares of our common stock to be outstanding after this offering is based on 18,942,472 shares of common stock outstanding as of December 31, 2012 and excludes 354,000 shares of our common stock issuable upon exercise of outstanding options at a weighted average exercise price of $2.50 per share.  See “Compensation of Executive Officers and Directors.”  Unless otherwise noted, all information in this prospectus assumes that the underwriter does not exercise its overallotment option.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA
The following table sets forth, for the periods and dates indicated, our summary historical financial and operating data.  We have derived the balance sheet and statement of operations data as of and for the fiscal years ended December 25, 2011 and December 26, 2010, appearing elsewhere in this prospectus, and December 27, 2009 from our audited consolidated financial statements.  We have derived the balance sheet and statement of operations data as of and for the thirty-nine weeks ended September 23, 2012 and September 25, 2011 from our unaudited interim consolidated financial statements appearing elsewhere in this prospectus.  We have derived the pro forma balance sheet data as of September 23, 2012, the pro forma statement of operations data for the thirty-nine weeks ended September 23, 2012, and the fiscal year ended December 25, 2011 data from the unaudited pro forma financial statements appearing elsewhere in this prospectus.  Certain reclassifications have been made to the prior year consolidated financial statements to conform to the current year’s presentation. You should read this information in conjunction with the information in the sections of this prospectus entitled “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus.

Consolidated Statement of Operations Data:

	Thirty-Nine Weeks Ended			Twelve Months Ended
	September 23	September 23	September 25	December 25	December 25	December 26	December 27
	2012	2012	2011	2011	2011	2010	2009
	(Unaudited)	(Pro Forma)	(Unaudited)		(Pro Forma)	(As Restated)
Revenue
Food and beverage sales	$51,315,764	$64,353,907	$44,617,381	$60,657,475	$77,086,893	$45,248,018	$41,754,515
Franchise royalties and fees	7,537	7,537	-	50,000	50,000	-	-
Total revenue	51,323,301	64,361,444	44,617,381	60,707,475	77,136,893	45,248,018	41,754,515

Operating expenses
Restaurant operating costs (exclusive of depreciation and amortization shown)
Food and beverage costs	15,904,293	20,643,240	12,683,404	17,486,880	22,799,812	13,340,619	13,029,103
Compensation costs	12,840,361	16,046,928	11,088,641	15,423,493	21,920,574	11,575,154	10,244,754
Occupancy	2,787,327	3,791,166	2,388,415	3,318,709	4,722,519	2,817,933	2,891,863
General and administrative and other restaurant operating costs	14,526,563	17,992,663	12,101,837	16,653,075	18,422,358	12,542,636	10,997,445
Pre-opening	547,876	547,876	403,714	714,330	714,330	654,764	164,114
Depreciation and amortization	2,930,606	3,933,224	2,491,649	3,479,360	4,820,884	2,689,584	2,363,748
Loss on disposal of property and equipment	29,977	29,977	30,157	31,465	161,843	20,965	310
Total operating expenses	49,567,003	62,985,074	41,187,817	57,107,312	73,562,320	43,641,655	39,691,337

Operating profit	1,756,298	1,376,370	3,429,564	3,600,163	3,574,573	1,606,363	2,063,178

Change in fair value of derivative instruments	(43,361)	(43,361)	(345,249)	(246,818)	(246,818)	(367,181)	-
Interest expense	(843,563)	(1,106,349)	(876,368)	(1,137,725)	(1,514,111)	(1,322,502)	(778,612)
Other income, net	362,160	301,932	37,839	366,497	404,801	74,456	259,723

Income (loss) before income taxes	1,231,534	528,592	2,245,786	2,582,117	2,218,445	(8,864)	1,544,289

Income tax provision (benefit)	333,387	59,240	816,661	586,086	444,254	(125,826)	350,051

Net income	898,147	469,352	1,429,125	1,996,031	1,774,191	116,962	1,194,238

Less: (Income) loss attributable to noncontrolling interest	(95,040)	(95,040)	(115,232)	(153,845)	(153,845)	50,892	-

Net income attributable to DRH	$803,107	$374,312	$1,313,893	$1,842,186	$1,620,346	$167,854	$1,194,238

Basic earnings per share	$0.04	$0.02	$0.07	$0.10	$0.09	$0.01	$0.07
Fully diluted earnings per share	$0.04	$0.02	$0.07	$0.10	$0.09	$0.01	$0.06

Weighted average number of common shares outstanding
Basic	18,948,624	18,948,624	18,876,000	18,902,782	18,902,782	18,871,879	18,070,000
Diluted	19,088,856	19,088,856	19,048,836	19,055,500	19,055,500	19,052,969	19,020,000

Consolidated Balance Sheet Data (at end of period):

	September 23	September 23	December 25	December 26	December 27
	2012	2012	2011	2010	2009
	(Unaudited)	(Pro Forma)		(As Restated)
Cash and cash equivalents	$3,070,082	$3,227,949	$1,537,497	$1,358,381	$1,594,362
Working capital (deficit)	(2,833,728)	(2,593,728)	(3,873,042)	(2,601,764)	(1,276,494)
Total assets	33,368,834	49,164,803	27,350,399	22,354,392	15,176,748
Total debt	23,478,604	38,218,604	19,808,490	17,883,869	8,960,098
Common stock	1,888	1,888	1,888	1,888	1,863
Total DRH stockholders' equity (deficit)	2,228,775	2,228,775	1,519,134	(462,825)	2,781,798
Total stockholders' equity (deficit)	2,669,300	2,669,300	1,904,619	(124,185)	2,781,798

Other Financial Data:

	Thirty-Nine Weeks Ended		Twelve Months Ended
	September 23	September 25	December 25	December 26	December 27
	2012	2011	2011	2010	2009
				(as restated)

Adjusted EBITDA (1)	$5,264,757	$6,355,084	$7,825,318	$4,971,676	$4,591,350
Adjusted EBITDA margin % (1)	10.3%	14.2%	12.9%	11.0%	11.0%
Restaurant-Level EBITDA (1)	$9,593,312	$9,831,181	$12,355,607	$8,435,507	$6,955,260
Restaurant-Level EBITDA margin % (1)	18.7%	22.0%	20.4%	18.6%	16.7%

(1) Restaurant-Level EBITDA represents net income plus the sum of non-restaurant specific general and administrative expenses, restaurant pre-opening costs, loss on property and equipment disposals, the change in fair value of derivative instruments, depreciation and amortization, other income and expenses, interest and taxes.   Adjusted EBITDA represents net income plus the sum of restaurant pre-opening costs, loss on property and equipment disposals, the change in fair value of derivative instruments, depreciation and amortization, other income and expenses, interest and taxes.

We are presenting Restaurant-Level EBITDA and Adjusted EBITDA, which are not prepared in accordance with GAAP, because we believe that they provide an additional metric by which to evaluate our operations and, when considered together with our GAAP results and the reconciliation to our net income, we believe they provide a more complete understanding of our business than could be obtained absent this disclosure.  We use Restaurant-Level EBITDA and Adjusted EBITDA, together with financial measures prepared in accordance with GAAP, such as revenue, income from operations, net income and cash flows from operations, to assess our historical and prospective operating performance and to enhance our understanding of our core operating performance. Restaurant-Level EBITDA and Adjusted EBITDA are presented because: (i) we believe they are useful measures for investors to assess the operating performance of our business without the effect of non-cash depreciation and amortization expenses; (ii) we believe that investors will find these measures useful in assessing our ability to service or incur indebtedness; and (iii) we use Restaurant-Level EBITDA and Adjusted EBITDA internally as benchmarks to evaluate our operating performance or compare our performance to that of our competitors.

Additionally, we present Restaurant-Level EBITDA because it excludes the impact of general and administrative expenses, which are not incurred at the restaurant level, and restaurant pre-opening costs, which are non-recurring at the restaurant level. The use of Restaurant-Level EBITDA thereby enables us and our investors to compare our operating performance between periods and to compare our operating performance to the performance of our competitors. The measure is also widely used within the restaurant industry to evaluate restaurant level productivity, efficiency and performance. The use of Restaurant-Level EBITDA and Adjusted EBITDA as performance measures permits a comparative assessment of our operating performance relative to our performance based on our GAAP results, while isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. Companies within our industry exhibit significant variations with respect to capital structures and cost of capital (which affect interest expense and tax rates) and differences in book depreciation of facilities and equipment (which affect relative depreciation expense), including significant differences in the depreciable lives of similar assets among various companies. Our management believes that Restaurant-Level EBITDA and Adjusted EBITDA facilitate company-to-company comparisons within our industry by eliminating some of the foregoing variations.

Restaurant-Level EBITDA and Adjusted EBITDA are not determined in accordance with GAAP and should not be considered in isolation or as an alternative to net income, income from operations, net cash provided by operating, investing or financing activities or other financial statement data presented as indicators of financial performance or liquidity, each as presented in accordance with GAAP. Neither Restaurant-Level EBITDA nor Adjusted EBITDA should be considered as a measure of discretionary cash available to us to invest in the growth of our business. Restaurant-Level EBITDA and Adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies and our presentation of Restaurant-Level EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual items.

Our management recognizes that Restaurant-Level EBITDA and Adjusted EBITDA have limitations as analytical financial measures, including the following:

●	Restaurant-Level EBITDA and Adjusted EBITDA do not reflect our current capital expenditures or future requirements for capital expenditures;

●	Restaurant-Level EBITDA and Adjusted EBITDA do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, associated with our indebtedness;

●
Restaurant-Level EBITDA and Adjusted EBITDA do not reflect depreciation and amortization, which are non-cash charges, although the assets being depreciated and amortized will likely have to be replaced in the future, nor do Restaurant-Level EBITDA and Adjusted EBITDA reflect any cash requirements for such replacements;

●	Restaurant-Level EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

●	Restaurant-Level EBITDA and Adjusted EBITDA do not reflect disposals or other non-recurring income and expenses;

●	Restaurant-Level EBITDA and Adjusted EBITDA do not reflect changes in fair value of derivative instruments;

●	Restaurant-Level EBITDA and Adjusted EBITDA do not reflect restaurant pre-opening costs; and

●	Restaurant-Level EBITDA does not reflect general and administrative expenses.

Adjusted EBITDA margin and Restaurant-Level EBITDA margin is defined as the ratio of Adjusted EBITDA and Restaurant-Level EBITDA to revenue. We present Adjusted EBITDA margin and Restaurant-Level EBITDA margin because it is used by management as a performance measurement to judge the level of Adjusted EBITDA and Restaurant-Level EBITDA generated from revenue and we believe its inclusion is appropriate to provide additional information to investors.

A reconciliation of EBITDA, Adjusted EBITDA, and Restaurant-Level EBITDA to our net income is provided below:

	Thirty-Nine Weeks Ended		Twelve Months Ended
	September 23	September 25	December 25	December 26	December 27
	2012	2011	2011	2010	2009
				(as restated)

Net income	$898,147	$1,429,125	$1,996,031	$116,962	$1,194,238
Income tax provision (benefit)	333,387	816,661	586,086	(125,826)	350,051
Change in fair value of derivative instruments	43,361	345,249	246,818	367,181	-
Interest expense	843,563	876,368	1,137,725	1,322,502	778,612
Other income (expense), net	(362,160)	(37,839)	(366,497)	(74,456)	(259,723)
Loss on disposal of property and equipment	29,977	30,157	31,465	20,965	310
Depreciation and amortization	2,930,606	2,491,649	3,479,360	2,689,584	2,363,748
EBITDA	$4,716,881	$5,951,370	$7,110,988	$4,316,912	$4,427,236
Pre-opening	$547,876	$403,714	$714,330	$654,764	$164,114
Adjusted EBITDA	$5,264,757	$6,355,084	$7,825,318	$4,971,676	$4,591,350
Adjusted EBITDA margin %	10.3%	14.2%	12.9%	11.0%	11.0%
General and administrative	$4,328,555	$3,476,097	$4,530,289	$3,463,831	$2,363,910
Restaurant-Level EBITDA	$9,593,312	$9,831,181	$12,355,607	$8,435,507	$6,955,260
Restaurant-Level EBITDA margin %	18.7%	22.0%	20.4%	18.6%	16.7%

RISK FACTORS

Investing in our common stock involves a high degree of risk.  You should carefully consider the following risk factors and the other information contained in this prospectus before you decide to invest in our common stock.  If any of the following risks actually occur, our business, financial condition, and operating results could be adversely affected.  As a result, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business and Industry

Our Financial Results Depend Significantly Upon the Success of Our Existing and New Restaurants

Future growth in our revenue and profits will depend on our ability to maintain or grow sales and efficiently manage costs in our existing and new restaurants.  As of the date of this prospectus, we have 11 corporate-owned and one franchised Bagger Dave’s locations and 33 DRH-owned BWW restaurants.  The results achieved by our current restaurants may not be indicative of longer-term performance or the potential market acceptance of our restaurant concepts in other locations.  Additionally, the success of one restaurant concept may not be indicative or predictive of the success of the other.

The success of our restaurants depends principally upon generating and maintaining guest traffic and loyalty and achieving positive margins.  Significant factors that might adversely affect guest traffic and loyalty and profit margins include:

●
economic conditions, including housing market downturns, rising unemployment rates, lower disposable income, credit conditions, fuel prices and consumer confidence and other events or factors that adversely affect consumer spending in the markets we serve;

●	competition in the restaurant industry, particularly in the casual and fast-casual dining segments;

●	changes in consumer preferences;

●	our guests’ failure to accept menu price increases that we may make to offset increases in certain operating costs;

●	our reputation and consumer perception of our concepts’ offerings in terms of quality, price, value, ambience and service; and

●	our guests’ actual experiences from dining in our restaurants.

Our restaurants are also susceptible to increases in certain key operating expenses that are either wholly or partially beyond our control, including:

●	food and other raw materials costs, many of which we cannot effectively hedge;

●	compensation costs, including wage, workers’ compensation, health care and other benefits expenses;

●	rent expenses and construction, remodeling, maintenance and other costs under leases for our new and existing restaurants;

●	compliance costs as a result of changes in regulatory or industry standards;

●	energy, water and other utility costs;

●	costs for insurance (including health, liability and workers’ compensation);

●	information technology and other logistical costs; and

●	expenses due to litigation against us.

We May Not Be Able to Manage Our Growth

Our expansion strategy will depend upon our ability to open and operate additional restaurants profitably.  The opening of new restaurants will depend on a number of factors, many of which are beyond our control.  These factors include, among others, the availability of management, restaurant staff, and other personnel, the cost and availability of suitable restaurant locations, cost-effective and timely planning, design and build out of restaurants, acceptable leasing terms, acceptable financing, and securing required governmental permits.  Although we have formulated our business plans and expansion strategies based on certain estimates and assumptions we believe are reasonable, we anticipate that we will be subject to changing conditions that will cause certain of these estimates and assumptions to be incorrect.  For example, our restaurants may not open at the planned time due to factors beyond our control, including, among other factors, site selection, BWLD’s approval with respect to new BWW openings, negotiations with landlords, and construction or permitting delays.

We expect that the Bagger Dave’s concept will be primarily responsible for future growth.  As a result, the past success of the BWW concept may not be indicative of our future performance as a whole.

We May Not Be Successful When Entering New Markets

When expanding the BWW and our Bagger Dave's concepts, we will enter new markets in which we may have limited or no operating experience.  There can be no assurance that we will be able to achieve success and/or profitability in our new markets or in our new restaurants.  The success of these new restaurants will be affected by the different competitive conditions, consumer tastes, and discretionary spending patterns within the new markets, as well as by our ability to generate market awareness of the Bagger Dave's and BWW brands.  New restaurants typically require several months of operation before achieving normal levels of profitability.  When we enter highly competitive new markets or territories in which we have not yet established a market presence, the realization of our revenue targets and desired profit margins may be more susceptible to volatility and/or more prolonged than anticipated.

Competition in the Restaurant Industry May Affect Our Ability to Compete Effectively

The restaurant industry is intensely competitive.  We believe we compete primarily with regional and local sports bars, burger establishments, casual dining concepts, and fast-casual establishments.  Competition from “better burger” establishments has recently been particularly intense.  Many of our direct and indirect competitors are well-established national, regional, or local chains with a greater market presence than us. Further, some competitors have substantially greater financial, marketing, and other resources than us. In addition, independent owners of local or regional establishments may enter the wing-based or burger-based restaurant businesses without significant barriers to entry and such establishments may provide price competition for our restaurants.  Competition in the casual dining, fast-casual, and quick-service segments of the restaurant industry is expected to remain intense with respect to price, service, location, concept, and the type and quality of food.  We also face intense competition for real estate sites, qualified management personnel, and hourly restaurant staff.

New Restaurants Added to Our Existing Markets May Take Sales From Existing Restaurants

New restaurants added to our existing markets, whether by us or others, may take sales away from our existing restaurants.  Because we intend to open restaurants in our existing markets, and others may intend the same, this may impact revenue earned by our existing restaurants.

Higher-Than-Anticipated Costs Associated With the Opening of New Restaurants or With the Closing, Relocating, or Remodeling of Existing Restaurants May Adversely Affect Our Results of Operations

Our revenue and expenses may be significantly impacted by the location, number, and timing of the opening of new restaurants and the closing, relocating, and remodeling of existing restaurants.  We incur substantial pre-opening expenses each time we open a new restaurant and will incur other expenses if we close, relocate or remodel existing restaurants.  These expenses are generally higher when we open restaurants in new markets, but the costs of opening, closing, relocating, or remodeling any of our restaurants may be higher than anticipated.  An increase in such expenses could have an adverse effect on our results of operations.

Future Acquisitions May Have Unanticipated Consequences That Could Harm Our Business and Our Financial Condition

We may seek to selectively acquire existing BWW restaurants.  To do so, we would need to identify suitable acquisition candidates, negotiate acceptable acquisition terms, and obtain appropriate financing as needed.  Any acquisitions we pursue, whether successfully completed or not, may involve risks, including:

●	material adverse effects on our operating results, particularly in the fiscal quarters immediately following the acquisition as the acquired restaurants are integrated into our operations;

●	customary closing and indemnification risks associated with any acquisition;

●	funds used pursuing acquisitions we are ultimately unable to consummate because the transaction is subject to a right of first refusal in favor of our franchisor, BWLD; and

●	diversion of management’s attention from other business concerns.

Future acquisitions of existing restaurants, which may be accomplished through a cash purchase transaction, the issuance of our equity securities, or a combination of both, could result in potentially dilutive issuances of our equity securities, the incurrence of debt and contingent liabilities, and impairment charges related to intangible assets, any of which could harm our business and financial condition.

We May Suffer Negative Consequences if New Restaurants Do Not Open in a Timely Manner

If we are unable to successfully open new restaurants in a timely manner, our revenue growth rate and profits may be adversely affected.  We must open restaurants in a timely and profitable manner to successfully expand our business.  In the past we have experienced delays in restaurant openings and we may face similar delays in the future.  These delays may trigger material financial penalties assessed against us by BWLD as provided in our area development agreement.  These delays may also not meet market expectations, which may negatively affect our stock price.  Our ability to expand successfully and in a timely manner will depend on a number of factors, many of which are beyond our control.  A few of the factors are listed below:

●	Locating and securing quality locations in new and existing markets;

●	Negotiating acceptable leases or purchase agreements;

●	Securing acceptable financing for new locations;

●	Cost-effective and timely planning, design, and build-out of restaurants;

●	Attracting, recruiting, training, and retaining qualified team members;

●	Hiring reputable and satisfactory construction contractors;

●	Competition in new and existing markets;

●	Obtaining and maintaining required local, state, and federal government approvals and permits related to the construction of sites and the sale of food and alcoholic beverages;

●	Creating brand awareness in new markets; and

●	General economic conditions.

The Loss of Key Executives Could Affect Our Performance

Our success depends substantially on the contributions and abilities of key executives and other team members.  The loss of any of our executive officers could jeopardize our ability to meet our financial targets.  In particular, we are highly dependent upon the services of T. Michael Ansley, David G. Burke, and Jason T. Curtis.  We do not have employment agreements with such individuals or any of our other team members.  Our inability to retain the full-time services of any of these people or to attract other qualified executives could have an adverse effect on us, and there would likely be a difficult transition period in finding suitable replacements for any of them.

We May Not Be Able to Attract and Retain Qualified Team Members to Operate and Manage Our Restaurants

The success of our restaurants depends on our ability to attract, motivate, develop, and retain a sufficient number of qualified restaurant team members, including managers and hourly team members.  The inability to recruit, develop, and retain these individuals may delay the planned openings of new restaurants or result in high team member turnover in existing restaurants, thus increasing the cost to efficiently operate our restaurants.  This could inhibit our expansion strategy and business performance and negatively impact our operating results.

Fluctuations in the Cost of Food Could Impact Operating Results

Our primary food products are fresh bone-in chicken wings, ground beef, and potatoes.  Our food and beverage costs could be significantly affected by increases in the cost of fresh chicken wings and ground beef, which can result from a number of factors, including but not limited to, seasonality, cost of corn and grain, animal disease, drought and other weather phenomena, increase in demand domestically and internationally, and other factors that may affect availability.  Additionally, if there is a significant rise in the price of chicken wings or ground beef, and we are unable to successfully adjust menu prices or menu mix or otherwise make operational adjustments to account for the higher wing prices, our operating results could be adversely affected.  We also depend on our franchisor, BWLD, as it relates to chicken wings, to negotiate prices and deliver product to us at a reasonable cost.  Chicken wing prices per pound averaged $1.93 for the nine months ended September 23, 2012, $0.80 higher than the average of $1.13 during the comparable period in 2011.  BWLD currently purchases and secures for its franchisees chicken wings at market price.  The market price for traditional wings reached its lowest price in several years during April 2011; since then, the market price has trended higher.

Shortages or Interruptions in the Availability and Delivery of Food and Other Supplies May Increase Costs or Reduce Revenue

Possible shortages or interruptions in the supply of food items and other supplies to our restaurants caused by inclement weather, terrorist attacks, natural disasters such as floods, drought, and hurricanes, pandemics, the inability of our vendors to obtain credit in a tightened credit market, food safety warnings or advisories, or the prospect of such pronouncements, or other conditions beyond our control, could adversely affect the availability, quality, and cost of items we buy and the operations of our restaurants.  Our inability to effectively manage supply chain risk could increase our costs and limit the availability of products critical to our restaurant operations.

Our Success Depends Substantially on the Value of Our Brands and Unfavorable Publicity Could Harm Our Business

Multi-unit restaurant businesses such as ours can be adversely affected by publicity resulting from complaints, litigation, or general publicity regarding poor food quality, food-borne illness, personal injury, food tampering, adverse health effects of consumption of various food products, or high-calorie foods (including obesity), or other concerns.  Negative publicity from traditional media or online social network postings may also result from actual or alleged incidents or events taking place in our restaurants.

There has been a marked increase in the use of social media platforms and similar devices, including weblogs (blogs), social media websites, and other forms of Internet-based communications which allow individuals access to a broad audience of consumers and other interested persons.  Consumers value readily available information concerning goods and services that they have or plan to purchase, and may act on such information without further investigation or authentication.  The availability of information on social media platforms is virtually immediate as is its impact.  Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted.  The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available.  Information concerning our Company may be posted on such platforms at any time.  Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects, or business.  The harm may be immediate without affording us an opportunity for redress or correction.  Such platforms also could be used for dissemination of trade secret information, compromising valuable company assets.  In sum, the dissemination of information online could harm our business, prospects, financial condition, and results of operations, regardless of the information’s accuracy.

Regardless of whether any public allegations or complaints are valid, unfavorable publicity relating to a number of our restaurants, or only to a single restaurant, could adversely affect public perception of the entire brand.  Adverse publicity and its effect on overall consumer perceptions of food safety, or our failure to respond effectively to adverse publicity, could have a material adverse effect on our business.  We must protect and grow the value of our brands to continue to be successful in the future.  Any incident that erodes consumer trust in or affinity for our brands could significantly reduce their value.  If consumers perceive or experience a reduction in food quality, service, ambiance, or in any way believe we failed to deliver a consistently positive experience, the value of our brands could suffer.

Increases in Our Compensation Costs, Including as a Result of Changes in Government Regulation, Could Slow Our Growth or Harm Our Business

We are subject to a wide range of compensation costs.  Because our compensation costs are, as a percentage of revenue, higher than other industries, we may be significantly harmed by compensation cost increases.  Unfavorable fluctuations in market conditions, availability of such insurance, or changes in state and/or federal regulations could significantly increase our insurance premiums.  In addition, we are subject to the risk of employment-related litigation at both the state and federal levels, including claims styled as class action lawsuits, which are more costly to defend.  Also, some employment-related claims in the area of wage and hour disputes are not insurable risks.

Significant increases in health care costs may also continue to occur, and we can provide no assurance that we will be able to effectively contain those costs.  Further, we are continuing to assess the impact of recently-adopted federal health care legislation on our health care benefit costs, and significant increases in such costs could adversely impact our operating results.

In addition, many of our restaurant personnel are hourly team members subject to various minimum wage requirements or changes to existing tip credit laws.  Mandated increases in minimum wage levels and changes to the tip credit laws, which dictate the amounts an employer is permitted to assume an team member receives in tips when calculating the team member’s hourly wage for minimum wage compliance purposes, have recently been and continue to be proposed and implemented at both federal and state government levels.  Continued minimum wage increases or changes to allowable tip credits may further increase our compensation costs or effective tax rate.

Various states in which we operate are considering or have already adopted new immigration laws, and the U.S. Congress and Department of Homeland Security from time to time consider or implement changes to federal immigration laws, regulations, or enforcement programs as well.  Some of these changes may increase our obligations for compliance and oversight, which could subject us to additional costs and make our hiring process more cumbersome, or reduce the availability of potential team members.  Although we require all team members to provide us with government-specified documentation evidencing their employment eligibility, some of our team members may, without our knowledge, be unauthorized team members.  Unauthorized team members are subject to deportation and may subject us to fines or penalties, and if any of our team members are found to be unauthorized, we could experience adverse publicity that negatively impacts our brand and may make it more difficult to hire and keep qualified team members.  Termination of a significant number of team members that, unbeknownst to us, were unauthorized team members may disrupt our operations, cause temporary increases in our compensation costs as we train new team members and result in additional adverse publicity.  Our financial performance could be materially harmed as a result of any of these factors.

Changes in Public Health Concerns and Legislation and Regulations Requiring the Provision of Nutritional Information May Impact Our Performance

Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our menu offerings.  These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our menu offerings, or laws and regulations requiring us to disclose the nutritional content of our food offerings.  For example, a number of states, counties, and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information available to guests, or have enacted legislation restricting the use of certain types of ingredients in restaurants.  In addition, the Patient Protection and Affordability Act of 2010 (the “PPACA”), enacted in March 2010, requires chain restaurants with 20 or more locations in the U.S. to comply with federal nutritional disclosure requirements.  The U.S. Food and Drug Administration indicated that it intends to issue final regulations by April 2013.  Although the federal legislation is intended to preempt conflicting state or local laws on nutrition labeling, until we are required to comply with the federal law, we will be subject to a patchwork of state and local laws and regulations regarding nutritional content disclosure requirements.  Many of these requirements are inconsistent or are interpreted differently from one jurisdiction to another.  The effect of such labeling requirements on consumer choices, if any, is unclear at this time.  We cannot make any assurances regarding our ability to effectively respond to changes in consumer health perceptions or our ability to successfully implement the nutrient content disclosure requirements and to adapt our menu offerings to trends in eating habits.  The imposition of menu-labeling laws could have an adverse effect on our results of operations and financial position, as well as the restaurant industry in general.

Multiple jurisdictions in which we operate could adopt recently enacted new requirements that require us to adopt and implement a Hazard Analysis and Critical Control Points (“HACCP”) system for managing food safety and quality.  HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement, and handling, to manufacturing, distribution, and consumption of the finished product.  We expect to incur certain costs to comply with these regulations and these costs may be more than we anticipate.  If we fail to comply with these laws or regulations, our business could experience a material adverse effect.

Further, growing movements to change laws relating to alcohol may result in a decline in alcohol consumption at our restaurants or increase the number of dram shop claims made against us, either of which may negatively impact operations or result in the loss of liquor licenses.

Changes in Consumer Preferences or Discretionary Consumer Spending Could Harm Our Performance

Our success depends, in part, upon the continued popularity of our chicken and boneless wings, hamburgers and turkey burgers, other food and beverage items, and the appeal of our restaurant concepts.  We also depend on trends toward consumers eating away from home.  Shifts in these consumer preferences could negatively affect our future profitability.  Such shifts could be based on health concerns related to the cholesterol, carbohydrate, fat, calorie, or salt content of certain food items, including items featured on our menu.  Negative publicity over the health aspects of such food items may adversely affect consumer demand for our menu items and could result in a decrease in guest traffic to our restaurants, which could materially harm our business.  In addition, our success depends, to a significant extent, on numerous factors affecting discretionary consumer spending, general economic conditions (including the continuing effects of the recent recession), disposable consumer income, and consumer confidence.  The recent recession, coupled with high unemployment rates, reduced home values, increases in home foreclosures, investment losses, personal bankruptcies, rising fuel prices, and reduced access to credit and reduced consumer confidence has impacted consumers’ ability and willingness to spend discretionary dollars.  Economic conditions may remain volatile and may continue to repress consumer confidence and discretionary spending for the near term.  If the weak economy continues for a prolonged period of time or worsens, guest traffic could be adversely impacted if our guests choose to dine out less frequently or reduce the amount they spend on meals while dining out.  A decline in consumer spending or in economic conditions could reduce guest traffic or impose practical limits on pricing, either of which could harm our business, financial condition, operating results, or cash flow.

Actions by Our Franchisor Could Negatively Affect Our Business and Operating Results

Our DRH-owned BWW restaurant operations depend, in part, on decisions made by our franchisor, BWLD, including changes of distributors, food menu items and prices, policies and procedures, and advertising programs.  Business decisions made by our franchisor could adversely impact our operating performance and profitability.  Under our area development agreement, BWLD has the right to immediately terminate the area development agreement if, among other things, we are unable to comply with the development schedule or if one of the Franchise Agreements entered into pursuant to the area development agreement is terminated.  Termination of the area development agreement could adversely affect our growth strategy and, in turn, our financial condition.  Additionally, the area development agreement and the individual Franchise Agreements provide BWLD with the authority to approve the location selected for our future BWLD franchises, as well as approve the design of the individual restaurant.  BWLD must give its consent prior to the opening of a new BWW restaurant and, once the restaurant is open, we are subject to various operational requirements, including the use of specific suppliers and products.  Delays in the approval of our locations or pre-opening approval, as well as changes to the operational requirements, may impact our operating performance.

Our Operating Results May Fluctuate Due to the Timing of Special Events

Our operating results depend, in part, on special events, such as the Super Bowl® and other sporting events viewed by our guests in our restaurants, including those sponsored by the National Football League, Major League Baseball, National Basketball Association, National Hockey League, and National Collegiate Athletic Association.  Interruptions in the viewing of these professional sporting league events due to strikes, lockouts, or labor/compensation disputes may impact our business and operating results.  Additionally, our results are subject to fluctuations based on the dates of sporting events and their availability for viewing through broadcast, satellite, and cable networks.  Historically, sales in most of our restaurants have been higher during fall and winter months based on the relative popularity and extent of national, regional, and local sporting and other events in the geographic regions in which we currently operate.

Our Inability to Renew Existing Leases or Enter Into New Leases For New or Relocated Restaurants on Favorable Terms May Adversely Affect Our Results of Operations

As of the date of this prospectus, 41 of our 44 corporate-owned restaurants are located on leased premises and are subject to varying lease-specific arrangements.  For example, some of the leases require base rent that is subject to increase based on market factors, and other leases include base rent with specified periodic increases.  Some leases are subject to renewals which could involve substantial increases.  Additionally, a few leases require contingent rent based on a percentage of gross sales.   Should we have any leases that expire in the future, we will evaluate the desirability of renewing such leases.  While we currently expect to pursue all renewal options, no guarantee can be given that such leases will be renewed or, if renewed, that rents will not increase substantially.  The success of our restaurants depends in large part on their leased locations.  As demographic and economic patterns change, current leased locations may or may not continue to be attractive or profitable. Possible declines in trade areas where our restaurants are located or adverse economic conditions in surrounding areas could result in reduced revenue in those locations.  In addition, desirable lease locations for new restaurant openings or for the relocation of existing restaurants may not be available at an acceptable cost when we identify a particular opportunity for a new restaurant or relocation.

Economic Conditions Could Have a Material Adverse Impact on Our Landlords in Retail Centers in Which We Are Located

Our landlords may be unable to obtain financing or remain in good standing under their existing financing arrangements, resulting in failures to pay required construction contributions or satisfy other lease covenants to us.  If our landlords fail to satisfy required co-tenancies, such failures may result in us terminating leases or delaying openings in these locations.  Also, decreases in total tenant occupancy in retail centers in which we are located may affect guest traffic at our restaurants.  All of these factors could have a material adverse impact on our operations.

A Decline in Visitors to Any of the Business Districts Near the Locations of Our Restaurants Could Negatively Affect Our Restaurant Sales

Some of our restaurants are located near high-activity areas such as retail centers, big-box shopping centers, and entertainment centers.  We depend on high visitor rates at these businesses to attract guests to our restaurants.  If visitors to these centers decline due to economic conditions, closure of big-box retailers, road construction, changes in consumer preferences or shopping patterns, changes in discretionary consumer spending or otherwise, our restaurant sales in these areas could decline significantly and adversely affect the results of our operations.

Because Many of Our Restaurants are Concentrated in Local or Regional Areas, We are Susceptible to Economic and Other Trends and Developments, Including Adverse Weather Conditions, in These Areas

Our financial performance is currently highly dependent on restaurants located in Florida, Illinois, Indiana, and Michigan.  As a result, adverse economic conditions in any of these areas could have a material adverse effect on our overall results of operations.  In recent years, certain of these states have been more negatively impacted by the housing decline, high unemployment rates, and the overall economic crisis than other geographic areas.  In addition, other regional occurrences such as local strikes, terrorist attacks, increases in energy prices, adverse weather conditions, hurricanes, droughts, or other natural or man-made disasters.  In particular, adverse weather conditions can impact guest traffic at our restaurants, cause the temporary underutilization of certain seating areas, and, in more severe cases, cause temporary restaurant closures, sometimes for prolonged periods.  As of the date of this prospectus, approximately 77.0% of our total restaurants are located in Illinois, Indiana and Michigan, which are particularly susceptible to snowfall, and approximately 23.0% of our total restaurants are located in Florida, which is particularly susceptible to hurricanes.

Legal Actions Could Have an Adverse Effect on Us

We could face legal action from government agencies, team members, guests, or other parties.  Many state and federal laws govern our industry, and if we fail to comply with these laws, we could be liable for damages or penalties.  Further, we may face litigation from guests alleging that we were responsible for an illness or injury they suffered at or after a visit to our restaurants, or alleging that we are not complying with regulations governing our food quality or operations.  We may also face employment-related litigation, including claims of age discrimination, sexual harassment, gender discrimination, immigration violations, or other local, state, and federal labor law violations.

We May Not Be Able to Obtain and Maintain Licenses and Permits Necessary to Operate Our Restaurants

The restaurant industry is subject to various federal, state, and local government licensure and permitting requirements, including those relating to the sale of food and alcoholic beverages.  The failure to obtain and maintain these licenses, permits, and approvals, including food and liquor licenses, could adversely affect our operating results.  Difficulties or failure to obtain any required licenses, permits, or other government approvals could delay or result in our decision to cancel the opening of new restaurants.  Local authorities may revoke, suspend, or deny renewal of our food and liquor licenses if they determine that our conduct violates applicable regulations.

The Sale of Alcoholic Beverages at Our Restaurants Subjects Us to Additional Regulations and Potential Liability

For the nine-month period ended September 23, 2012, approximately 20.0% of our consolidated restaurant sales were attributable to the sale of alcoholic beverages.  Because our restaurants sell alcoholic beverages, we are required to comply with the alcohol licensing requirements of the federal government, states, and municipalities where our restaurants are located.  Alcoholic beverage control regulations require applications to state authorities and, in certain locations, county and municipal authorities for a license and permit to sell alcoholic beverages on the premises and to provide service for extended hours and on Sundays.  Typically, the licenses are renewed annually and may be revoked or suspended for cause at any time.  Alcoholic beverage control regulations relate to numerous aspects of the daily operations of the restaurants, including minimum age of guests and team members, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage, and dispensing of alcoholic beverages.  If we fail to comply with federal, state, or local regulations, our licenses may be revoked and we may be forced to terminate the sale of alcoholic beverages at one or more of our restaurants.

In certain states, we are subject to “dram shop” statutes, which generally allow a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person.  Some dram shop litigation against restaurant companies has resulted in significant judgments, including punitive damages.

We May Not Be Able to Protect Our Trademarks, Service Marks, and Trade Secrets

We place considerable value on our trademarks, service marks, and trade secrets. We intend to actively enforce and defend our intellectual property, although we may not always be successful. We attempt to protect our recipes as trade secrets by, among other things, requiring confidentiality agreements with our suppliers and executive officers.  However, we cannot be sure that we will be able to successfully enforce our rights under our marks or prevent competitors from misappropriating our recipes, nor can we be sure that out methods of safeguarding our information are adequate and effective.  We also cannot be sure that our marks are valuable; that using our marks does not, or will not, violate others' marks; that the registrations of our marks would be upheld if challenged; or that we would not be prevented from using our marks in areas of the country where others might have already established rights to them.  Any of these uncertainties could have an adverse effect on us and our expansion strategy.

We Are Dependent on Information Technology and Any Material Failure of That Technology Could Impair Our Ability to Efficiently Operate Our Business

We rely on information systems across our operations, including, for example, point-of-sale processing in our restaurants, management of our supply chain, collection of cash, payment of obligations, and various other processes and procedures.  Our ability to efficiently manage our business depends significantly on the reliability and capacity of these systems. The failure of these systems to operate effectively, problems with maintenance, upgrading or transitioning to replacement systems, or a breach in security of these systems could cause delays in guest service and reduce efficiency in our operations.  Significant capital investments might be required to remediate any problems.

Our Ability to Raise Capital in the Future May Be Limited, Which Could Adversely Impact Our Business

Changes in our restaurant operations, lower than anticipated restaurant sales, increased food or compensation costs, increased property expenses, acceleration of our expansion plans, or other events, including those described in this prospectus, may cause us to seek additional debt or equity financing on an accelerated basis.  Financing may not be available to us on acceptable terms, and our failure to raise capital when needed could negatively impact our restaurant growth plans as well as our financial condition and the results of operations.  Additional equity financing, if available, may be dilutive to the holders of our common stock.  Debt financing may involve significant cash payment obligations, covenants, and financial ratios that may restrict our ability to operate and grow our business.

There Can Be No Assurances That, in the Future, We Will Be in Compliance With All Covenants of Our Current or Future Debt Agreements or That Our Lenders Will Waive Any Violations of Such Covenants

Non-compliance with our debt covenants could have a material adverse effect on our business, results of operations, and financial condition.  Non-compliance may result in us being in default under our debt agreements, which could cause a substantial financial burden by requiring us to repay our debt earlier than otherwise anticipated.

Our Current Insurance May Not Provide Adequate Levels of Coverage Against Claims

We currently maintain insurance that is customary and required in our franchise agreements and leases.  However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure against, such as losses due to natural disasters.  Such damages could have a material adverse effect on our business and the results of operations.  Additionally, there is no assurance that we will be able to maintain our current coverage at acceptable premium rates or that any coverage will be available to us in the future.

An Impairment in the Carrying Value of Our Fixed Assets and or Intangible Assets Could Adversely Affect Our Financial Condition and Consolidated Results of Operations

We evaluate the useful lives of our fixed assets and intangible assets to determine if they are definite- or indefinite-lived.  Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), the level of required maintenance expenditures, and the expected lives of other related groups of assets. We cannot accurately predict the amount and timing of any impairment of assets.  Should the value of intangible assets become impaired, there could be an adverse effect on our financial condition and consolidated results of operations.  In connection with the acquisition of the 2012 Acquired Entities, an amount was recorded as goodwill, which will be tested for impairment on a periodic basis.  We cannot accurately predict the likelihood or amount and timing of any potential impairment of this goodwill.  An impairment of goodwill of the 2012 Acquired Entities could adversely affect our results of operations.

We May Incur Costs Resulting From Security Risks We Face in Connection With Our Electronic Processing and Transmission of Confidential Guest Information

We accept electronic payment cards from our guests in our restaurants. For the nine months ended September 23, 2012, approximately 64.0% of our sales were attributable to credit/debit card transactions, and credit/debit card usage could continue to increase. A number of restaurant operators and retailers have experienced actual or potential security breaches in which credit/debit card information may have been stolen.  While we have taken reasonable steps to prevent the occurrence of security breaches in this respect, we may in the future become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit/debit card information, and we may also be subject to lawsuits or other proceedings in the future relating to these types of incidents.  Proceedings related to theft of credit/debit card information may be brought by payment card providers, banks, and credit unions that issue cards, cardholders (either individually or as part of a class action lawsuit), and federal and state regulators.  Any such proceedings could distract our management team members from running our business and cause us to incur significant unplanned losses and expenses.

We also receive and maintain certain personal information about our guests and team members. The use of this information by us is regulated at the federal and state levels.  If our security and information systems are compromised or our team members fail to comply with these laws and regulations and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect our reputation, as well as the results of operations, and could result in litigation against us or the imposition of penalties.  In addition, our ability to accept credit/debit cards as payment in our restaurants and online depends on us maintaining our compliance status with standards set by the PCI Security Standards Council.  These standards, set by a consortium of the major credit card companies, require certain levels of system security and procedures to protect our guests’ credit/debit card information as well as other personal information.  Privacy and information security laws and regulations change over time, and compliance with those changes may result in cost increases due to necessary system and process changes.

Failure to Establish and Maintain Our Internal Control Over Financial Reporting Could Harm Our Business and Financial Results

Our management team members are responsible for establishing and maintaining effective internal control over financial reporting.  Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the United States.  Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that we would prevent or detect a misstatement of our financial statements or fraud.  Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud.  A significant financial reporting failure or material weakness in internal control over financial reporting could cause a loss of investor confidence and decline in the market price of our stock.

Risks Related to an Investment in Our Stock

There Can Be No Assurance That an Active Trading Market for Shares of Our Common Stock Will Develop

Our common stock is currently traded on the OTCQB and there has historically been a minimal, relatively inactive public market for our common stock.  In connection with this offering, we have applied to have our common stock approved for listing on the NASDAQ Capital Market.  We cannot be certain that a more active public market for our common stock will develop or, if developed, the extent to which investor interest in our common stock will sustain active trading or how liquid such a market might be in the future.  It is possible that an active trading market, if established, will not continue, and there can be no assurance as to the price at which our common stock will trade.

If Securities or Industry Analysts Do Not Publish Research or Publish Inaccurate or Unfavorable Research About Our Business, Our Stock Price and Trading Volume Could Decline

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts may publish about us or our business.  We are not currently the subject of any research analyst coverage.  The absence of research analyst coverage can adversely affect the market value and liquidity of an equity security, and if no securities or industry analysts cover our company in the future, the trading price for our common stock could be negatively impacted.  Additionally, if we do receive research analyst coverage, the coverage could be negative.  In particular, if one or more of the analysts who covered us downgraded our common stock or published inaccurate or unfavorable research about our business, our stock price would likely decline.  If one or more of these analysts ceased coverage of us or failed to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.

Anti-Takeover Provisions in Our Charter Documents Could Make an Acquisition of Us More Difficult and Limit Attempts by Our Stockholders to Replace or Remove Our Current Directors Management, Which May Result in a Decrease in the Market Price of Our Common Stock

Provisions in our Articles of Incorporation (the “Articles”) and Amended and Restated Bylaws (the “Bylaws”) may have the effect of delaying or preventing a change of control or changes in our management.  Our Articles and Bylaws contain provisions that:

●	provide that the authorized number of directors may be changed only by resolution of the Board;

●
provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

●
provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

● ●
do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

authorize the Board, acting by majority vote, to amend portions of the Bylaws adopted by the stockholders, except to the extent the stockholders have specified portions of the Bylaws that cannot be amended by the Board;

●
provide that special meetings of our stockholders may be called only by the chairman of the Board, our CEO, the Board pursuant to a resolution adopted by a majority of the total number of authorized directors or holders of shares entitled to cast not less than 25.0% of the votes at the meeting; and

●	authorize our Board to issue, without further action by the stockholders, up to 10,000,000 shares of preferred stock and to determine the preferences, rights, and powers of such shares.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace our Board, which is responsible for appointing the members of management.

The Price of Our Common Stock May Be Volatile and You Could Lose All or Part of Your Investment

Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares.  The stock market in general has been highly volatile, particularly over the past five years.  As a result, the market price of our common stock is likely to be similarly volatile.  You may experience a decrease, which could be substantial, in the value of your stock, including decreases unrelated to our operating performance or prospects, and could lose part or all of your investment.  The price of our common stock also could be subject to wide fluctuations in response to a number of factors specific to our business, including those described in this section and elsewhere in this prospectus.

Future Sales of Our Common Stock by Our Existing Stockholders Could Cause Our Stock Price to Decline

If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decrease significantly.  The perception in the public market that our stockholders might sell shares of our common stock could also depress the market price of our common stock.  Stockholders holding an aggregate of 18,942,472 shares prior to this offering are subject to lock-up agreements that restrict their ability to transfer their shares of our common stock.  The market price of shares of our common stock may decrease significantly when the restrictions on resale lapse for certain of our existing stockholders.  A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities, and may also cause you to lose part or all of your investment in our shares of common stock.

You Will Suffer Immediate and Substantial Dilution

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the book value of your stock, because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire.  You will experience additional dilution upon the exercise of options and warrants to purchase our common stock, including those options currently outstanding and possibly those granted in the future, and the issuance of restricted stock or other equity awards under our stock incentive plans.  To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial additional dilution.  For more information, please see the section of this prospectus entitled “Dilution.”

Our Current Principal Stockholder Owns a Large Percentage of Our Voting Stock, Which Allows Him to Control Substantially All Matters Requiring Stockholder Approval

T. Michael Ansley, our President, CEO, Chairman and founder, is currently the beneficial owner of approximately 70.1% of our outstanding common stock.  Upon completion of this offering, Mr. Ansley is expected to be the beneficial owner of approximately          % of our outstanding common stock, or          % if the underwriter’s overallotment option is fully exercised.  Mr. Ansley’s beneficial ownership includes 11,113,600 shares owned directly, 9,000 shares owned indirectly as custodian for his children’s UGMA accounts, options exercisable within 60 days of March 7, 2013 to purchase 50,000 shares, and 2,104,000 shares over which he has sole voting power but does not have record ownership.  In order to consolidate voting authority among family members and for voting expediency, Thomas Ansley and Mark Ansley, father and brother of T. Michael Ansley, respectively, entered into an Amended and Restated Voting Agreement granting T. Michael Ansley proxy authority to vote their shares, in his sole discretion.  For more information, please see the section of this prospectus entitled “Description of Capital Stock – Voting Agreement.”  As result, T. Michael Ansley, will be able to exert significant voting influence over fundamental and significant corporate matters and transactions.  He may have significant influence over a decision to enter into any corporate transaction and has the ability to prevent any transaction that requires the approval of stockholders, regardless of whether or not our other stockholders believe that such transaction is in their own best interests.  Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the then-prevailing market price for their shares of common stock.

Since We Do Not Expect to Pay Any Dividends For the Foreseeable Future, Holders of Our Common Stock May Be Forced to Sell Their Stock in Order to Obtain a Return on Their Investment

We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future.  Instead, we plan to reinvest any earnings to finance our restaurant operations and growth plans.  Accordingly, stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only likely way to realize any return on their investment.  As a result, investors seeking cash dividends should not purchase our common stock.

Possible Issuance of Additional Shares Without Stockholder Approval Could Dilute Stockholders

As of the date of this prospectus, we have an aggregate of 18,942,472 shares of common stock outstanding and 81,057,528 shares of common stock authorized but unissued.  We also have 10,000,000 shares of authorized, but unissued, preferred stock.  Our Board has the authority to issue any or all of the shares of preferred stock, including the authority to establish one or more series, and to fix the powers, preferences, rights, and limitations of such class or series, without seeking stockholder approval.  If any such shares are issued in the future, they would further dilute the percentage ownership of our common stock held by our stockholders.

Our Initial Application to List Our Common Stock on the NASDAQ Stock Market May Not Be Approved and Even if it is Approved, There is No Guarantee That We Will Be Able to Maintain Our Listing onNASDAQ

Our common stock is currently traded on the OTCQB, but we have applied to have our common stock listed on the NASDAQ Capital Market.  There is no guarantee that NASDAQ will approve our initial listing application or that we will be able to remedy any problems identified by NASDAQ that would prevent our listing.  Additionally, even if we are listed on the NASDAQ Capital Market, we will be required to comply with certain quantitative and qualitative continued listing requirements, including a minimum bid price and corporate governance requirements.  If we fail to meet these continued listing requirements, we may receive notification from NASDAQ of such failure, which must be publicly filed, and we could eventually be delisted from the NASDAQ Capital Market.

We Incur Significant Costs as a Result of Operating as a Public Company, and Our Management is Required to Devote Substantial Time to Compliance Initiatives

As a public company, we incur significant legal, accounting, and other expenses.  In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission (“SEC”) and NASDAQ, have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices.  Our team members devote a substantial amount of time to these compliance initiatives.  Moreover, these rules and regulations result in increased legal and financial compliance costs and make some activities more time consuming and costly. If we fail to comply, the market price of our stock could decline and we could be subject to sanctions or investigations by NASDAQ, the SEC, or other regulatory authorities, which would entail expenditure of additional financial and management resources.

 If Our Involvement in a December 2012 Crain’s Detroit Business Article Were Held to Be in Violation of the Securities Act of 1933, We Could Be Required to Repurchase Securities Sold in This Offering; You Should Rely Only on Statements Made in This Prospectus in Determining Whether to Purchase Our Shares

Information about us has been published in a magazine article appearing in the December 4, 2012 issue of Crain’s Detroit Business.  This article contains information derived from an interview of our President, CEO, and Chairman of the Board, T. Michael Ansley, conducted prior to this public offering.  While some of the factual statements about us in the article are disclosed in this prospectus, the article includes quotations from Mr. Ansley and presents certain statements about the Company in isolation and does not disclose many of the related risks and uncertainties described in this prospectus.  As a result, the article should not be considered in isolation and you should decide whether to purchase our shares only after reading this entire prospectus carefully.

We have in the past received, and may continue to receive, various degrees of media coverage, including coverage that is not directly attributable to statements made by our officers and team members.  You should rely only on the information contained in this prospectus in making your investment decision.

In order to reduce the risk of investors’ possible reliance on the Crain’s Detroit Business magazine article, we delayed the filing of our registration statement and allowed a “cooling off” period so that the effect of this article would be dissipated.  We have determined that there is no material risk of republication of this article by Crain’s.

We do not believe our involvement in the Crain’s Detroit Business magazine article constitutes “gun jumping” in violation of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”).  However, if our involvement were held by a court to be in violation of the Securities Act, we could be required to repurchase the shares sold to purchasers in our public offering at the original purchase price, plus statutory interest from the date of purchase, for a period of one year following the date of the violation.  We would vigorously contest any claim that a violation of the Securities Act occurred.

 Investors should be aware of the following modifications and updates to the article’s content:

•	The article reported that we are the largest franchisee of BWLD. We are one of the largest, not the largest, franchisee of BWLD.

•
The article reported that we will relocate our headquarters to the third floor of the Odd Fellows building in downtown Detroit.  We are potentially relocating our headquarters to downtown Detroit, but have not made a final determination regarding the relocation.

•
The article reported a revenue increase of $6.7 million or 15.0% over the prior year.  Our preliminary 2012 sales results show that our revenue increase for fiscal year 2012 over fiscal year 2011 was $16.9 million or 28.0%, reflecting a substantial increase in our restaurant count due to growth and acquisitions.  See the section of this prospectus entitled “Prospectus Summary – Recent Developments – Preliminary 2012 Results.”

•
The article reported same-store sales growth of 9.4% for Bagger Dave's restaurants and 6.7% for BWW restaurant for 2012.  Our preliminary 2012 sales results show that same store sales were up 7.6% for the Company’s comparable restaurants.   See the section of this entitled “Prospectus Summary – Recent Developments – Preliminary 2012 Sales Results.”

•	The article reported that we employ about 2,500 people. We currently employ approximately 2,200 people as disclosed in the section of this prospectus entitled “Business – Employees.”

•
The article reported that we self-underwrote our initial public offering in 2006.  Our initial public offering commenced in March of 2008, as disclosed in the section of this prospectus entitled “Business – Business Overview.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in the sections entitled “Summary,” “Risk Factors,” “Business,” and statements made elsewhere in this prospectus may constitute forward-looking statements.  These statements reflect the current views of our senior management team with respect to future events, including our financial performance, business, and industry in general.  Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.

Forward-looking statements address matters that involve risks and uncertainties.  Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements.  We believe that these factors include, but are not limited to, the following:

●	the success of our existing and new restaurants;

●	our ability to identify appropriate sites and develop and expand our operations;

●	changes in economic conditions, including continuing effects from the recent recession;

●	damage to our reputation or lack of acceptance of our brands in existing or new markets;

●	economic and other trends and developments, including adverse weather conditions, in the local or regional areas in which our restaurants are located;

●	the impact of negative economic factors, including the availability of credit, on our landlords and surrounding tenants;

●	changes in food availability and costs;

●	labor shortages and increases in our compensation costs, including, as a result, changes in government regulation;

●	increased competition in the restaurant industry and the segments in which we compete;

●
the impact of legislation and regulations regarding nutritional information, new information or attitudes regarding diet and health, or adverse opinions about the health of consuming our menu offerings;

●	the impact of federal, state, and local beer, liquor, and food service regulations;

●	the success of our marketing programs;

●	the loss of key members of our management team;

●	strain on our infrastructure and resources caused by our growth;

●	the impact of litigation;

●	the adequacy of our insurance coverage and fluctuating insurance requirements and costs;

●	the impact of our indebtedness on our ability to invest in the ongoing needs of our business;

●	our ability to obtain debt or other financing on favorable terms, or at all;

●	the impact of a potential requirement to record asset impairment charges in the future;

●	the impact of any security breaches of confidential guest information in connection with our electronic processing of credit/debit card transactions;

●	our ability to protect our intellectual property;

●	the impact of any failure of our information technology system or any breach of our network security;

●	the impact of federal, state, and local taxes;

●	volatility in the price of our common stock;

●	the impact of future sales of our common stock in the public market, the exercise of stock options, and any additional capital raised by us through the sale of our common stock; and

●	the effect of changes in accounting principles applicable to us.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate.  Any forward-looking statements you read in this prospectus reflect our views as of the date of this prospectus with respect to future events and are subject to these and other risks, uncertainties, and assumptions relating to our operations, results of operations, growth strategy, and liquidity.  Before making a decision to purchase our common stock, you should carefully consider all of the factors identified in this prospectus that could cause actual results to differ.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares by us in this offering will be approximately $                 million, after deducting underwriting discounts and commissions and estimated expenses, based upon an assumed public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus.  If the underwriter fully exercises the overallotment option, the total net proceeds from the sale of the shares would be approximately $            .  A $1.00 increase (decrease) in the assumed public offering price of $              per share would increase (decrease) the net proceeds to us of this offering by $            million, assuming the sale by us of               shares of our common stock and after deducting underwriting discounts and commissions and estimated expenses.

We intend to use the net proceeds received by us from this offering as follows:

●
to retire a portion of the debt and related expenses under our September 2012 Credit Facility.  The debt to be retired bears interest at a rate of LIBOR plus an applicable margin, which ranges from 2.5% to 3.7% depending on the lease adjusted leverage ratio defined in the terms of the loan agreement, and matures on September 25, 2017; and

●	the remainder to fund the development of future restaurant locations, and for working capital and other general corporate purposes.

The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our expansion efforts, sales and marketing activities, and competition. Accordingly, our management team will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management team regarding the application of the proceeds from this offering.

DIVIDEND POLICY

We currently expect to retain all available funds and future earnings, if any, for use in the operation and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our Board and will depend on our financial condition, operating results, capital requirements, and such other factors as our Board deems relevant. In addition, our September 2012 Credit Facility restricts our ability to pay dividends (for more information, please see the section entitled “Description of Indebtedness”).

MARKET PRICE OF COMMON STOCK

Market Information

The Company’s common stock is traded on the OTCQB under the symbol “DFRH”.  Our stock was granted a trading symbol on October 6, 2008.  We have applied to have our shares of common stock approved for listing on the NASDAQ Capital Market under the symbol “BAGR”.

The following table sets forth the high and low bid quotations for our common stock for the fiscal years ended December 30, 2012 and December 25, 2011 as reported by the OTCQB:

	2012		2011
	High	Low	High	Low
First Quarter	$4.90	$3.00	$5.25	$4.00
Second Quarter	5.00	3.10	5.25	0.40
Third Quarter	5.00	3.75	5.00	1.10
Fourth Quarter	5.00	3.50	4.90	3.35

Trading during the above periods was very limited and sporadic.  These bid prices reflect inter-dealer prices, without retail mark ups or mark downs or commissions and may not represent actual transactions.

Holders

As of December 31, 2012, there were approximately382 record holders of 18,942,472 shares of the Company’s common stock, based on the information we obtained from our transfer agent, Fidelity Transfer Company, 8915 S. 700 E, Suite 102, Sandy, Utah, excluding shareholders whose stock is held either in nominee name and/or street name brokerage accounts, for which there were approximately 83 holders of our common stock whose stock is held either in nominee name and/or street name brokerage accounts as of December 31, 2012.

CAPITALIZATION

The following table sets forth our capitalization as of September 23, 2012:

●	on an actual historical basis; and

●
on an as adjusted (pro forma) basis to give effect to (1) the sale of shares of common stock in this offering at an assumed public offering price of $         per share, which is the midpoint of the range set forth on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated fees and expenses payable by us and (2) the acquisition of the 2012 Acquired Entities as if the events had occurred on  September 23, 2012.

You should read this information in conjunction with the information provided in the sections entitled “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus and incorporated herein by reference.

	AS OF SEPTEMBER 23, 2012
	ACTUAL HISTORICAL	PRO FORMA	PRO FORMA, AS ADJUSTED
Cash and cash equivalents	$3,070,082	$	$
Total Debt	$23,478,604	$	$
Stockholders’ equity:
Common stock	1,888
Paid-in capital	2,936,504
Total stockholders’ equity	2,669,300
Total capitalization	$26,147,904	$	$

DILUTION

If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the offering price per share in this offering and the pro forma, as adjusted, net tangible book value per share after this offering.  Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding.  Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma, as adjusted, net tangible book value per share of our common stock immediately after the consummation of this offering.

Our historical net tangible book value as of September 23, 2012 was $1.6 million, or $0.08 per share.  After giving effect to the sale by us of the          shares of our common stock in this offering at an public offering price of $            per share, less underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma, as adjusted, net tangible book value as of September 23, 2012 would have been approximately $         million, or approximately $         per share.  This represents an immediate increase in net tangible book value of $         per share to existing stockholders and an immediate dilution in net tangible book value of $          per share to new investors of common stock in this offering.  The following table illustrates this per share dilution:

Public offering price per share		$
Historical net tangible book value per share as of September 23, 2012	$

Increase in net tangible book value per share attributable to this offering

As adjusted, net tangible book value per share after this offering		$

Dilution per share to new investors		$

The following table sets forth, on a pro forma as adjusted basis, as of September 23, 2012, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the weighted average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering, before deducting underwriting discounts and commissions and estimated expenses payable by us at a public offering price of $          per share.

	SHARES PURCHASED			TOTAL CONSIDERATION			WEIGHTED AVERAGE PRICE PER SHARE
	NUMBER	PERCENT		AMOUNT	PERCENT
Existing stockholders			%	$		%	$
New investors

		100.0%			$100.0%

The discussion and tables above assume 18,942,472 shares of common stock immediately prior to the consummation of this offering simultaneously with the consummation of this offering and excludes, as of September 23, 2012:

●	shares of common stock issuable upon the exercise of options outstanding as of September 23, 2012 at a weighted average exercise price of $2.50 per share; and

●	shares of common stock reserved for future issuance under our equity plans.

Because the exercise prices of the outstanding options to purchase shares of our common stock are significantly below the offering price of $          per share, investors purchasing common stock in this offering will suffer additional dilution when and if these options are exercised.  Assuming the exercise in full of the 354,000 outstanding options, pro forma net tangible book value before this offering at September 23, 2012 would be $0.13 per share, representing an immediate increase of $0.05 per share to our existing stockholders, and after giving effect to the sale of          shares of common stock in this offering, there would be an immediate dilution of $           per share to new investors in this offering.

If the underwriter exercises in full its overallotment option to purchase additional shares of our common stock in this offering at the assumed initial public offering price of $        per share, which is the midpoint of the range set forth on the cover page of this prospectus, the number of shares of common stock held by existing stockholders will be reduced to        , or        % of the aggregate number of shares of common stock outstanding after this offering, the number of shares of common stock held by new investors will be increased to          , or        % of the aggregate number of shares of common stock outstanding after this offering, the increase per share attributable to new investors would be $    , the pro forma net tangible book value per share after this offering would be $         , and the dilution per share to new investors would be $         .

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition should be read in conjunction with “Selected Historical Consolidated Financial and Operating Data” and our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus.  The following discussion contains, in addition to historical information, forward-looking statements that include risks and uncertainties.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the heading “Risk Factors” and elsewhere in this prospectus.

Overview

Diversified Restaurant Holdings, Inc. (“DRH” or the “Company” or “we”) is a fast-growing, multi-concept restaurant company operating two complementary concepts: Bagger Dave’s Legendary Burger Tavern® (“Bagger Dave’s”) and Buffalo Wild Wings® (“BWW”). As the developer, operator and franchisor of Bagger Dave’s and one of the largest franchisees of BWW, we provide a unique guest experience in a casual and inviting environment.  We are committed to providing value to our guests through offering generous portions of flavorful food in an upbeat and entertaining atmosphere.  We believe Bagger Dave’s and BWW are uniquely positioned restaurant brands designed to maximize guest appeal.  Both restaurant concepts offer competitive price points and a family-friendly atmosphere, which we believe enables strong performance through economic cycles.  We were incorporated in 2006 and are headquartered in the Detroit metropolitan area. As of the date of this prospectus, we have 45 locations in Florida, Illinois, Indiana, Michigan, and Missouri.  Of those restaurants, 44 are corporate owned and one is franchised by a third party.

Our Growth Strategies and Outlook

Our growth strategy is comprised of the following key components:

●	pursue disciplined new restaurant growth;

●	deliver consistent comparable restaurant sales growth through providing high quality food and service; and

●	leverage our infrastructure to enhance our profitability.

We have an established growth pipeline and a disciplined strategy for opening new restaurants that includes aggressive new unit development for Bagger Dave’s and the fulfillment of our current franchise agreement with BWLD by opening an additional 14 restaurants in our current markets.  We believe our greatest growth opportunity is in the development of the Bagger Dave’s footprint throughout the Midwest and our priority will be to open corporate-owned locations in markets where we have existing infrastructure.  We opened eight corporate-owned Bagger Dave’s and DRH-owned BWW restaurants and a franchisee opened one franchised Bagger Dave’s location in 2012.  We also acquired eight existing BWW locations in 2012. Over the next five years, we expect to open 35 to 45 new corporate-owned Bagger Dave’s restaurants and 14 new DRH-owned BWW restaurants (for additional discussion of our growth strategies and outlook, see the section entitled “Business - Our Business Strategies”).

Performance Indicators

We use several metrics to evaluate and improve each restaurant’s performance that include: sales growth, ticket times, guest satisfaction, hourly compensation costs, and food and beverage costs.

We also use the following key performance indicators in evaluating the performance of our restaurants:

●
Comparable Restaurant Sales. We consider a restaurant to be comparable following the eighteenth month of operation. Changes in comparable restaurant sales reflect changes in sales for the comparable group of restaurants over a specified period of time. Changes in comparable sales can also reflect changes in guest count trends and changes in average check.

●
Restaurant-Level EBITDA Margin.  Restaurant-level EBITDA margin is restaurant-level income from operations before depreciation, amortization, interest, and taxes as a percentage of our revenues.  By monitoring and controlling our restaurant-level EBITDA margins, we can gauge the overall profitability of our Company.  We also use this to help measure the effectiveness of our restaurant management teams.  Primary components controllable by our restaurant team members are food and beverage cost variances (waste), hourly compensation, and other controllable operating expenses, such as kitchen and cleaning supplies.

Restaurant Openings

The following table outlines the restaurant unit information for the end of each fiscal year from 2007 through 2012. “Total company-owned restaurants” reflects the number of restaurants owned and operated by DRH for each year. From our inception in 2006, we managed, but did not own, nine BWW restaurants that we subsequently acquired in February 2010.  Comparative results for 2009, 2008, and 2007 are a consolidation of owned and managed restaurants based on the accounting for an acquisition of entities under common control.

	2012	2011	2010	2009	2008	2007
Beginning of year - corporate owned	28	22	9	8	2	-
Beginning of year - acquisitions / affiliate restaurants under common control	-	-	9	9	9	9
Summary of restaurants open at the beginning of year	28	22	18	17	11	9
Openings	8	6	4	1	6	2
Acquisitions	8	-	-	-	-	-
Closures	-	-	-	-	-	-
Total company owned restaurants	44	28	22	18	17	11
Franchised restaurants	1	-	-	-	-	-
Total number of restaurants	45	28	22	18	17	11

Our Fiscal Year

We operate on a 52- or 53-week fiscal year that ends on the last Sunday of the calendar year. Each quarterly period has 13 weeks, except for a 53-week year, when the fourth quarter has 14 weeks.  Our 2011, 2010 and 2009 fiscal years each consisted of 52 weeks.  The 2012 fiscal year consisted of 53 weeks.

Key Financial Definitions

Revenue. Revenue primarily consists of food and beverage sales, merchandise sales, such as the BWW sauce, and franchise royalties and fees. Revenue is presented net of discounts, such as management and team member meals, associated with each sale. Revenue in a given period is directly influenced by the number of operating weeks in such period, the number of restaurants we operate, and comparable restaurant sales growth.

Food and Beverage Costs. Food and beverage costs consist primarily of food, beverage, packaging, and merchandise-related costs. The components of food and beverage costs are variable in nature, change with sales volume, and are subject to increases or decreases based on fluctuations in commodity costs.

Compensation Costs.  Compensation expenses include restaurant management salaries, front- and back-of-house hourly wages, and restaurant-level manager bonuses, team member benefits, and payroll taxes.

Occupancy Costs. Occupancy costs include rent charges, both fixed and variable, as well as common area maintenance costs, property insurance and taxes, the amortization of tenant allowances, and the adjustment to straight-line rent. These expenses are generally fixed, but a portion may vary with an increase in sales if the lease contains a percentage rent provision.

Other Operating Costs. Other operating costs consist primarily of restaurant-related operating costs, such as supplies, utilities, repairs and maintenance, travel cost, insurance, credit card fees, recruiting, and security. These costs generally increase with sales volume but decline as a percentage of revenue.  For DRH-owned BWW restaurants, this expense category also includes franchise royalty and national advertising fund expense.

General and Administrative Expenses.  General and administrative expenses include costs associated with corporate and administrative functions that support our operations, including senior and supervisory management and staff compensation (including stock-based compensation) and benefits, marketing and advertising expenses, travel, legal and professional fees, information systems, corporate office rent, and other related corporate costs. As a public company, we expect our stock-based compensation expense to increase.

Restaurant Pre-Opening Expenses.  Restaurant pre-opening expenses consist of expenses incurred before opening a restaurant, including manager salaries, relocation costs, supplies, recruiting expenses, initial new market public relations costs, pre-opening activities, team member payroll, and related training costs for new team members. Restaurant pre-opening expenses also include rent recorded during the period between date of possession and the restaurant opening date.

Depreciation and Amortization.   Depreciation and amortization principally include depreciation on fixed assets, including equipment and leasehold improvements, and amortization of certain intangible assets for restaurants.

Interest Expense.  Interest expense consists primarily of interest on our outstanding indebtedness and the amortization of our debt issuance costs, reduced by capitalized interest.

RESULTS OF OPERATIONS

The following table presents the consolidated statement of operations for the thirty-nine weeks ended September 23, 2012 and September 25, 2011, as well as the years ended December 25, 2011 and December 26, 2010, with each line item as a percentage of revenue.

	Thirty-Nine Weeks Ended		Twelve Months Ended
	September 23	September 25	December 25	December 26
	2012	2011	2011	2010
				(As Restated)

Revenue	100.0%	100.0%	100.0%	100.0%

Operating expenses
Restaurant operating costs (exclusive of depreciation and amortization shown)
Food and beverage costs	31.0%	28.4%	28.8%	29.5%
Compensation costs	25.0%	24.9%	25.4%	25.6%
Occupancy	5.4%	5.3%	5.4%	6.2%
Other operating costs	19.9%	19.3%	20.0%	20.1%
General and administrative	8.4%	7.8%	7.5%	7.7%
Pre-opening	1.1%	0.9%	1.2%	1.4%
Depreciation and amortization	5.7%	5.6%	5.7%	5.9%
Loss on disposal of property and equipment	0.1%	0.1%	0.1%	0.0%
Total operating expenses	96.6%	92.3%	94.1%	96.4%

Operating profit	3.4%	7.7%	5.9%	3.6%

Change in fair value of derivative instruments	-0.1%	-0.8%	-0.4%	-0.9%
Interest expense	-1.6%	-2.0%	-1.8%	-2.9%
Other income, net	0.7%	0.1%	0.6%	0.2%

Income before income taxes	2.4%	5.0%	4.3%	0.0%

Income tax provision (benefit)	0.7%	1.8%	1.0%	-0.3%

Net income	1.7%	3.2%	3.3%	0.3%

Less: (Income) loss attributable to noncontrolling interest	-0.1%	-0.3%	-0.3%	0.1%

Net income attributable to DRH	1.6%	2.9%	3.0%	0.4%

Potential Fluctuations in Quarterly Results and Seasonality

Our quarterly operating results may fluctuate significantly as a result of a variety of factors, including the timing of new restaurant openings and related expenses, profitability of new restaurants, weather, increases or decreases in comparable restaurant sales, general economic conditions, consumer confidence in the economy, changes in consumer preferences, competitive factors, changes in food costs, changes in compensation costs, and rising gas prices.  In the past, we have experienced significant variability in restaurant pre-opening costs from quarter to quarter, primarily due to the timing of restaurant openings.  We typically incur restaurant pre-opening costs in the five months preceding a new restaurant opening.  In addition, our experience to date has been that compensation and direct operating and occupancy costs associated with a newly opened restaurant during the first three to four months of operation are often materially greater than what will be expected after that time, both in aggregate dollars and as a percentage of restaurant sales. Accordingly, the number and timing of new restaurant openings in any quarter has had, and is expected to continue to have, a significant impact on quarterly restaurant pre-opening costs, labor, and direct operating and occupancy costs.

Our business is also subject to fluctuations due to season and adverse weather.  Our results of operations have historically been impacted by seasonality.  The spring and fall months as well as December have traditionally had higher sales volume than other periods of the year. Holidays, severe winter weather, hurricanes, thunderstorms, and similar conditions may impact restaurant unit volumes in some of the markets where we operate and may have a greater impact should they occur during our higher volume months. As a result of these and other factors, our financial results for any given quarter may not be indicative of the results that may be achieved for a full fiscal year.

For the nine months ended September 23, 2012, revenue was generated from the operations of 22 DRH-owned BWW restaurants and seven Bagger Dave’s restaurants (one of which opened in May 2012). For the nine months ended September 25, 2011, revenue was generated from the operations of 21 DRH-owned BWW restaurants (two of which opened in February 2011) and five Bagger Dave’s restaurants (one of which opened in late February 2011 and another which opened in mid-September 2011).

Thirty-Nine Weeks Ended September 23, 2012 Compared to Thirty-Nine Weeks Ended September 25, 2011

Revenue

Total revenue for the nine months ended September 23, 2013 was $51.3 million, an increase of $6.7 million or 15.0% over the $44.6 million of revenue generated for the nine months ended September 25, 2011. Approximately $4.1 million of the increase was attributable to revenue generated from newer locations that were not included in comparable restaurant sales, including the opening of three Bagger Dave’s restaurants and one DRH-owned BWW restaurant.  Approximately $2.6 million of the increase was related to a 6.9% increase in same store sales for 19 DRH-owned BWW restaurants and three Bagger Dave’s restaurants included in our comparable restaurant base.

Operating Expenses

Food, beverage, and packaging costs increased by $3.2 million, or 25.4%, to $15.9 million for the nine months ended September 23, 2012, from $12.7 million for the nine months ended September 25, 2011.  The increase was primarily due to the addition of four new restaurants and an increase in bone-in chicken wing cost.  Food, beverage, and packaging costs as a percentage of sales increased to 31.0% for the nine months ended September 23, 2012 from 28.4% for the nine months ended September 25, 2011, due to the overall inflationary pressures in food costs, driven by a significant increase in bone-in chicken wing costs, and a lower wing-per-pound yield, which contributed to approximately two-thirds of the increase as a percentage of sales.  Average cost per pound for bone-in chicken wings was $1.93 for the nine months ended September 23, 2012 compared to $1.13 for the nine months ended September 25, 2011.

Compensation costs increased by $1.8 million, or 15.8%, to $12.8 million for the nine months ended September 23, 2012 from $11.1 million for the nine months ended September 25, 2011, primarily due to the addition of new team members required to staff four new restaurants and costs associated with promotions, new hires, and training related to the operation of seven locations that were opened in the fourth quarter of 2012.  Compensation costs as a percentage of sales was essentially flat at 25.0% for the nine months ended September 23, 2012 compared to 24.9% for the nine months ended September 25, 2011.

Occupancy costs increased by approximately $399,000, or 16.7%, to $2.8 million for the nine months ended September 23, 2012 from $2.4 million for the nine months ended September 25, 2011, primarily due to the addition of four new restaurants.  Occupancy costs as a percentage of sales were essentially flat at 5.4% for the nine months ended September 23, 2012 compared to 5.3% for the nine months ended September 25, 2011.

Other operating costs increased by $1.6 million, or 18.2%, to $10.2 million for the nine months ended September 23, 2012 from $8.6 million for the nine months ended September 25, 2011.  This increase was primarily due to the addition of four new restaurants.  Other operating costs as a percentage of sales increased to 19.9% for the nine months ended September 23, 2012 from 19.3% for the nine months ended September 25, 2011.

General and administrative expenses increased by approximately $852,000, or 24.5%, to $4.3 million for the nine months ended September 23, 2012 from $3.5 million for the nine months ended September 25, 2011.  This increase was primarily due to the hiring of personnel critical to our growth and Bagger Dave’s research and development expenses.  General and administrative expenses as a percentage of sales increased to 8.4% for the nine months ended September 23, 2012 from 7.8% for the nine months ended September 25, 2011.

Pre-opening expenses increased by approximately $144,000, or 35.7%, to $548,000 for the nine months ended September 23, 2012 from $404,000 for the nine months ended September 25, 2011.  The difference in pre-opening expenses was due to the timing and overall cost to build and open new restaurants.  We opened one new restaurant and were in the construction phase on seven additional restaurants for the nine months ended September 23, 2012 and opened three new restaurants for the nine months ended September 25, 2011 and were in the construction phase on two additional restaurants for the nine months ended September 25, 2011.  Pre-opening expenses as a percentage of sales increased to 1.1% for the nine months ended September 23, 2012 from 0.9% for the nine months ended September 25, 2011.

Depreciation and amortization expenses increased by $439,000, or 17.6%, to $2.9 million for the nine months ended September 23, 2012 from $2.5 million for the nine months ended September 25, 2011, primarily due to the addition of four restaurants.  Depreciation and amortization expenses as a percentage of sales was flat at 5.7% for the nine months ended September 23, 2012 from 5.6% for the nine months ended September 25, 2011.

Loss on disposal of property and equipment was flat at $30,000 for the nine months ended September 23, 2012 and the nine months ended September 25, 2011.   Loss on disposal of property and equipment as a percentage of sales was unchanged at 0.1%.

Interest and Taxes

Interest expense was $844,000 and $876,000 for the nine months ended September 23, 2012 and the nine months ended September 25, 2011, respectively.  In conjunction with our term loan from RBS in April 2012, we paid off substantially all existing debt by refinancing it at a lower interest rate.

For the nine months ended September 23, 2012, we booked an income tax provision of $333,000 compared to the nine months ended September 25, 2011, when an income tax provision of $817,000 was recorded.  The effective tax rate was 27.1% for the nine months ended September 23, 2012 compared to 36.4% for the nine months ended September 25, 2011.

Other Income

In the third quarter of 2012, we earned a $400,000 break-up fee in connection with the exercise, by BWLD, of its right of first refusal on a potential acquisition.  Of the total break-up fee earned, $300,000 was recorded to other income and $100,000 was recorded as an offset to professional fees we incurred (part of general and administrative expenses) in conjunction with the potential acquisition.

Net Income

As a result of the above-mentioned, net income attributable to DRH decreased by $511,000, or 38.9%, to $803,000 from $1.3 million for the nine months ended September 23, 2012.

Year Ended December 25, 2011 Compared to Year Ended December 26, 2010

Revenue

Total revenue for fiscal year 2011 was $60.7 million, an increase of $15.5 million, or 34.2%, over revenue generated during fiscal year 2010.  Approximately $13.5 million of the increase was derived from six new restaurants that opened in 2011 (three Bagger Dave’s restaurants and three DRH-owned BWW restaurants) and four restaurants that opened in 2010 (but which were only open for part of the year).  The remaining $2.0 million was related to a 7.0% growth in same store sales for 18 DRH-owned BWW restaurants and three Bagger Dave’s restaurants included in our comparable restaurant base.

We believe that the overall improvement in economic conditions in Florida and Michigan was the primary driver for both DRH-owned BWW and Bagger Dave’s same store sales.  In addition to the overall economic environment, we believe that Bagger Dave’s, which doubled in restaurant count in 2011, is seeing volume increases due to overall guest awareness and increased guest satisfaction due to market penetration and continued improvement of the overall guest experience.

Operating Expenses

When comparing fiscal year 2011 to fiscal year 2010, total operating expenses increased 30.9% as a direct result of the incremental costs associated with additional locations opened during 2011, offset somewhat by operating efficiencies and lower rent costs.  As a percentage of revenue, total operating expenses decreased from 96.4% to 94.1%.

Food and beverage costs increased by $4.1 million, or 31.1%, to $17.5 million in fiscal year 2011 from $13.3 million in fiscal year 2010, driven by sales at our new restaurants and inflationary factors.  Food and beverage cost as a percentage of sales decreased to 28.8% in fiscal year 2011 from 29.5% in fiscal year 2010, primarily due to lower bone-in chicken wing costs and emphasis on sustainable waste reduction initiatives.

Compensation costs increased by $3.8 million, or 33.2%, to $15.4 million in fiscal year 2011 from $11.6 million in fiscal year 2010, primarily due to the addition of team members given the anticipated 2012 restaurant openings. Compensation costs as a percentage of sales decreased to 25.4% in fiscal year 2011 from 25.6% in fiscal year 2010.

Occupancy costs increased by $500,000, or 17.7%, to $3.3 million in fiscal year 2011 from $2.8 million in fiscal year 2010 reflecting the increased occupancy costs for the incremental increase in restaurants.  Occupancy costs as a percentage of sales decreased to 5.4% in fiscal year 2011 from 6.2% in fiscal year 2010, due to the June 2010 acquisition of the building and land where our Brandon, Florida DRH-owned BWW restaurant is located; negotiated lease rate reductions; and low occupancy costs as a percentage of sales for newly opened restaurants.

Other operating costs increased by $3.0 million, or 33.5%, to $12.1 million in fiscal year 2011 from $9.1 million in fiscal year 2010, primarily due to the addition of six new restaurants.  Other operating costs as a percentage of sales decreased to 20.0% in fiscal year 2011 from 20.1% in fiscal year 2010.

General and administrative expenses increased $1.1 million, or 30.8%, to $4.5 million in fiscal year 2011 from $3.5 million in fiscal year 2010, due to increased staffing to support the new restaurants as well as enhancements to the corporate staff to support the Company’s growth plans. General and administrative expenses as a percentage of sales decreased to 7.5% in fiscal year 2011 from 7.7% in fiscal year 2010.

Pre-opening expenses increased by $60,000, or 9.1%, to $714,000 in fiscal year 2011 from $655,000 in fiscal year 2010. The increase in pre-opening expenses was due to the timing and overall cost to build and open new restaurants during fiscal year 2011 and the incremental number of restaurants opened in 2011.  The Company had six new restaurant openings in fiscal year 2011 compared to four new restaurant openings in fiscal year 2010.  As a percentage of sales, pre-opening expenses decreased to 1.2% in fiscal year 2011 from 1.4% in fiscal year 2010, primarily due to the timing of new restaurant builds.

Depreciation and amortization expenses increased by $790,000, or 29.4%, to $3.5 million in fiscal year 2011 from $2.7 million in fiscal year 2010 due to equipment purchases for the new restaurants. Depreciation and amortization expenses as a percentage of sales decreased to 5.7% in fiscal year 2011 from 5.9% in fiscal year 2010.

Loss on disposal of property and equipment increased by $10,500, or 50.1%, to $31,500 in fiscal year 2011 from $21,000 in fiscal year 2010.  The increase was primarily due to the voluntary audio/visual renovations that occurred in fiscal year 2011, which resulted in the disposal of assets that were not yet fully depreciated.  Loss on disposal of property and equipment as a percentage of sales remained unchanged.

Interest and Taxes

Interest expense was $1.1 million and $1.3 million during the years ended December 25, 2011 and December 26, 2010, respectively. Interest expense during the year ended December 26, 2010 included a nonrecurring charge of $301,000 related to pre-payment penalties on refinanced debt.

In 2011, we booked an income tax provision of $586,000 compared to 2010, when we booked an income tax benefit of $126,000, primarily due to the increase in pretax income.

Net Income

As a result of the above-mentioned, net income attributable to DRH increased by $1.7 million, or 997.5%, to $1.8 million from $168,000.

LIQUIDITY

Our principal sources of cash are net cash provided by operations and our $48.0 million credit facility entered into on September 25, 2012.  We funded up to 80.0% of the construction and start-up costs of new Bagger Dave’s and DRH-owned BWW restaurants with our development line of credit in 2012.  We met all remaining capital requirements from operational cash flow.   We believe that the cash flow from operations and the proceeds from this offering will be sufficient to meet our operational funding, development, and obligations for at least the next 12 months.  To provide additional certainty that our liquidity requirements will be met, we have secured a $1.0 million working capital line of credit for working capital with RBS.

On September 25, 2012, the Company entered into a new senior secured credit facility which consists of a $37.0 million term loan, a $10.0 million development line of credit, and a $1.0 million revolving line of credit (the “September 2012 Credit Facility”).  The term loan is for a term of five years.  Payments of principal shall be based upon an 84-month straight-line amortization schedule, and the interest rate is LIBOR plus an applicable margin, which ranges from 2.5% to 3.7% depending on the lease adjusted leverage ratio defined in the terms of the loan agreement.  We used approximately $14.7 million of the term loan to complete the acquisition of the 2012 Acquired Entities, approximately $2.5 million to purchase the Ansley Group interests, and approximately $16.0 million to repay the Company’s previous term loan.  We used the remaining balance of the term loan to pay the fees and expenses associated with the above acquisitions and the September 2012 Credit Facility.  Our September 2012 Credit Facility has debt covenants that have to be met on a quarterly basis.

CAPITAL RESOURCES

Long-Term Capital Requirements

Our capital requirements are primarily dependent upon the pace of our new restaurant growth plan.  Our new restaurant growth plan is primarily dependent upon economic conditions, the real estate market, and resources to both develop and operate new restaurants.  In addition to new restaurants, our capital expenditure outlays are also dependent on costs for maintenance, facility upgrades, capacity enhancements, information technology, and other general corporate capital expenditures.

Capital required to open a new restaurant is dependent on whether we build-out an existing leased space or build from the ground up.  Our preference is to find leased space for new restaurant locations but depending on the real estate market in specific markets, we will take advantage of alternative strategies which may include land purchases, land leases, and ground up construction of a building to house our restaurant operation.  Excluding land and building, we expect that the build-out of a new Bagger Dave’s restaurant will, on average, require a total cash investment (including pre-opening expenses) of $950,000 to $1.2 million. Similarly, we expect that the build-out of a new DRH-owned BWW restaurant will require an estimated cash investment (including pre-opening expenses) of $1.3 million to $1.6 million.  We expect to spend approximately $150,000 to $200,000 per restaurant for pre-opening expenses.  Depending on individual lease negotiations, we may receive cash tenant incentives of up to $400,000.  The projected cash investment per restaurant is based on recent opening costs and future projections and may fluctuate based on construction needs specific to new restaurant locations.

We target a cash on cash return on our initial total capital investment, excluding real estate investment (which includes land and building), of less than four years.  Our current restaurant return ranges between two and a half and four years for our Bagger Dave’s and DRH-owned BWW restaurants.  The expected payback is primarily subject to how quickly we reach our target sales volume and the cost of construction.  Real estate purchases and building costs are excluded from our expected return since the majority of our restaurants are leased and purchased real estate is not a part of our core operations.  We separate the analysis and decisions on real estate projects from new restaurant projects, despite the fact that we have no plans for real estate projects without an associated new restaurant opening.

Total capital expenditures for fiscal year 2012 were approximately $14.0 million, of which $12.8 million was for new construction, $700,000 was for real estate, and $500,000 was for upgrades to existing restaurants.

For 2013, we estimate capital expenditures to range between $22.5 million and $26.0 million, net of agreed-upon tenant incentives and including approximately $1.8 million to $2.1 million of restaurant pre-opening expenses.  Estimated allocations of these capital expenditure projections are $8.0 million to $9.5 million for the opening of seven to eight new Bagger Dave’s, $5.5 million to $6.5 million for the opening of three to four new DRH-owned BWW, $3.0 million to $3.5 million for real estate (including the purchase of land and construction of buildings) associated with new restaurant openings and $4.2 million to $4.4 million for restaurant remodels, upgrades, relocations, and general corporate purposes.

Opening new restaurants, including real estate investments, is our primary use of capital, and is estimated to be over 80.0% of our capital expenditures in 2013.  Our 2013 new restaurant development plan currently includes the following locations, where we have either entered into a lease agreement or purchased real estate.  Some of these locations are currently under construction.

●	Sault Ste. Marie, Michigan (DRH-owned BWW) – scheduled to open in Q2 2013

●	Lapeer, Michigan (DRH-owned BWW) – scheduled to open in Q2 2013

●	Grand Rapids, Michigan (Bagger Dave’s) – scheduled to open in Q2 2013

●	Avon, Indiana (Bagger Dave’s) – scheduled to open in Q2 2013

●	Detroit, Michigan (Bagger Dave’s) – scheduled to open in Q3 2013

In addition to the five locations listed above, we plan to open at least five new Bagger Dave’s and DRH-owned BWW locations in Michigan and Indiana in 2013.

Short-Term Capital Requirements

Our operations have not required significant working capital and, like many restaurant companies, we operate with negative working capital.  Restaurant sales are primarily paid for in cash or by credit card, and restaurant operations do not require significant inventories or receivables.  We have secured a $1.0 million working capital line of credit with RBS to cover any working capital constraints.

Mandatory Upgrades

There were no mandatory remodels for our DRH-owned BWW locations in fiscal year 2012.  We have one mandatory remodel of an existing DRH-owned BWW restaurant in 2013 which we intend to fund with cash from operations.

Discretionary Upgrades

In fiscal year 2012, we invested additional capital to provide minor upgrades to a number of its existing locations. These improvements primarily consisted of audio/visual equipment upgrades, patio upgrades, and point-of-sale system upgrades.  As a part of our overall strategy, we will continue to invest in discretionary upgrades in our restaurants in 2013.  These upgrades, in 2013, are comprised of audio/visual equipment upgrades, new signage, kitchen equipment upgrades, and general corporate needs including technology upgrades and a potential corporate office relocation.  In addition, we may choose to leverage lease expirations to relocate current restaurants to new locations which we believe would increase guest traffic and promote additional sales growth.

OFF-BALANCE SHEET ARRANGEMENTS

The Company assumed, from a related entity, an area development agreement with BWLD to open 23 BWW restaurants by October 1, 2016 within the designated “development territory,” as defined by the agreement.  Failure to develop restaurants in accordance with the schedule detailed in the agreement could lead to potential penalties of $50,000 for each undeveloped restaurant and loss of rights to the development territory.  On December 10, 2008, DRH, through its wholly-owned subsidiary, AMC Wings, Inc., entered into an amendment to the area development agreement with BWLD.  The amended area development agreement expanded our exclusive franchise territory in Michigan and extended, by one year, the time frame for completion of our obligations under the initial terms of the area development agreement.  The amended area development agreement included the right to develop an additional nine BWW restaurants, which increased the total number of BWW restaurants we have a right to develop, per the amended area development agreement, to 32.  We have until November 1, 2017 to complete our development obligations under the amended area development agreement.  As of December 30, 2012, 19 of these restaurants had been opened for business under the amended area development agreement and 13 have yet to be developed.  Assuming that we fulfill our obligations under the amended area development agreement to open these 13 restaurants, we expect our total BWW restaurant count to be 47 by 2017, consisting of six restaurants opened prior to the area development agreement; nine restaurants acquired in September 2012 (which included eight existing restaurants and the right to develop a ninth); and 32 restaurants developed under the area development agreement as amended.

Inflation

Our profitability is dependent, among other things, on our ability to anticipate and react to changes in the costs of key operating resources, including food and other raw materials, labor, energy, and other supplies and services. Substantial increases in costs and expenses could impact our operating results to the extent that such increases cannot be passed along to our restaurant guests.  The impact of inflation on food, labor, energy, and occupancy costs can significantly affect the profitability of our restaurant operations.

All of our restaurant staff members are paid hourly rates related to the federal minimum wage.  In fiscal 2007, Congress enacted an increase in the federal minimum wage implemented in two phases, beginning in fiscal 2007 and concluding in fiscal 2009.  In addition, numerous state and local governments increased the minimum wage within their jurisdictions, with further state minimum wage increases going into effect in fiscal 2010.  Certain operating costs, such as taxes, insurance, and other outside services continue to increase with the general level of inflation or higher and may also be subject to other cost and supply fluctuations outside of our control.

While we have been able to partially offset inflation and other changes in the costs of key operating resources by gradually increasing prices for our menu items, more efficient purchasing practices, productivity improvements, and greater economies of scale, there can be no assurance that we will be able to continue to do so in the future. From time to time, competitive conditions could limit our menu pricing flexibility.  In addition, macroeconomic conditions could make additional menu price increases imprudent.  There can be no assurance that all future cost increases can be offset by increased menu prices or that increased menu prices will be fully absorbed by our restaurant guests without any resulting changes in their visit frequencies or purchasing patterns.  A majority of the leases for our restaurants provide for contingent rent obligations based on a percentage of revenue.  As a result, rent expense will absorb a proportionate share of any menu price increases in our restaurants.  There can be no assurance that we will continue to generate increases in comparable restaurant sales in amounts sufficient to offset inflationary or other cost pressures.

Critical Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of DRH, its wholly-owned subsidiaries, and Ansley Group, LLC, a real estate entity formerly under common control which is consolidated in accordance with Financial Accounting Standards Board (“FASB”) guidance related to variable interest entities.  All significant intercompany accounts and transactions have been eliminated upon consolidation.

We consolidate all variable-interest entities (“VIE”) where we are the primary beneficiary.  For VIE, we assess whether we are the primary beneficiary as prescribed by the accounting guidance on the consolidation of VIE.  The primary beneficiary of a VIE is the party that has the power to direct the activities that most significantly impact the performance of the entity and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the entity.  Prior to the September 25, 2012 acquisition of 100.0% of the membership interests in the Ansley Group, LLC, we consolidated Ansley Group, LLC because we leased and maintained substantially all of its assets to operate our Clinton Township, Michigan BWW restaurant and we guaranteed all of its debt.

Property and Equipment

Property and equipment are recorded at cost. Major improvements and renewals are capitalized.  Land is not depreciated.  Buildings are depreciated using the straight-line method over the estimated useful life, which is typically 39 years.  Equipment and furniture and fixtures are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements, which include the cost of improvements funded by landlord incentives or allowances, are amortized using the straight-line method over the lesser of the term of the lease, with consideration of renewal options if renewals are reasonably assured because failure to renew would result in an economic penalty, or the estimated useful lives of the assets, which is typically 5 to 15 years. Maintenance and repairs are expensed as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation are eliminated from the respective accounts and the related gains or losses are credited or charged to earnings.

Restaurant construction in progress is not amortized or depreciated until the related assets are placed into service.  The Company capitalizes, as restaurant construction in progress, costs incurred in connection with the design, build out, and furnishing of its restaurants. Such costs consist principally of leasehold improvements, directly related costs such as architectural and design fees, construction period interest (when applicable), and equipment, furniture and fixtures not yet placed in service.

The Company reviews property and equipment, along with other long-lived assets, subject to amortization, for impairment whenever events or changes in circumstances indicate that a potential impairment has occurred. For the nine months ended September 23, 2012 and September 25, 2011 and the years ended December 25, 2011 and December 26, 2010, there were no impairments recorded.

Interest Rate Swap Agreements

We utilize interest rate swap agreements with a bank to fix interest rates on a portion of our portfolio of variable rate debt, which reduces exposure to interest rate fluctuations.  We do not use any other types of derivative financial instruments to hedge such exposures, nor does it use derivatives for speculative purposes.

Prior to the debt restructure on April 2, 2012, the interest rate swap agreements did not qualify for hedge accounting. As such, we recorded the change in the fair value of the swap agreements in change in fair value of derivative instruments on the consolidated statements of operations. The interest rate swap agreement associated with the April 2012 debt restructure does qualify for hedge accounting. As such, we recorded the change in the fair value of the swap agreement associated with the April 2012 debt restructure as a component of accumulated other comprehensive income (loss), net of tax. We record the fair value of the interest rate swaps on our balance sheet in other assets or other liabilities depending on the fair value of the swaps.

On October 4, 2012, we entered into a $6.0 million swap agreement to fix our interest rate.  The notional amount of the swap agreement is $6.0 million and amortizes to $0 at maturity in October 2017.  Under the swap agreement, the Company pays a fixed rate of approximately 0.9% and receives interest at the one-month LIBOR.

BUSINESS

Business Overview

DRH is a fast-growing restaurant company operating two complementary concepts:  Bagger Dave’s Legendary Burger Tavern® (“Bagger Dave’s”) and Buffalo Wild Wings® (“BWW”).  As the creator, developer, and operator of Bagger Dave’s and as one of the largest franchisees of BWW, we provide a unique guest experience in a casual and inviting environment.  We are committed to providing value to our guests through offering generous portions of flavorful food in an upbeat and entertaining atmosphere.  We believe Bagger Dave’s and DRH-owned BWW are uniquely-positioned restaurant brands designed to maximize appeal to our guests.  Both restaurant concepts offer competitive price points and a family-friendly atmosphere, which we believe enables consistent performance through economic cycles.  We were incorporated in 2006 and are headquartered in the Detroit metropolitan area.  As of the date of this prospectus, we had 45 locations in Florida, Illinois, Indiana, Michigan, and Missouri.  Of those restaurants, 44 are corporate owned and one is franchised by a third party.

Our Company’s roots can be traced to 1999, when our founder, President, CEO, and Chairman T. Michael Ansley opened his first BWW restaurant in Sterling Heights, Michigan.   By late 2004, Mr. Ansley and his business partners owned and operated seven BWW franchised restaurants and formed AMC Group, LLC as an operating center for those locations.  In 2006, DRH was formed and several entities, including AMC Group, LLC, were reorganized to provide the framework and financial flexibility to grow as a franchisee of BWW and to develop and grow our Bagger Dave’s concept.  In 2008, we became public by completing a self-underwritten initial public offering for approximately $735,000 and 140,000 shares.

Mr. Ansley has received various awards from BWLD, including awards for highest annual restaurant sales and operator of the year.  In September 2007, Mr. Ansley was awarded Franchisee of the Year by the International Franchise Association (“IFA”).  The IFA’s membership consists of over 12,000 franchisee members and over 1,000 franchisor members.

Today, DRH and its wholly-owned subsidiaries, including AMC Group, Inc. (“AMC”), AMC Wings, Inc. (“WINGS”), and AMC Burgers, Inc. (“BURGERS”), develop, own, and operate Bagger Dave's and DRH-owned BWW restaurants located throughout Florida, Illinois, Indiana, Michigan, and Missouri.

DRH originated the Bagger Dave’s® concept with our first restaurant opening in January 2008 in Berkley, Michigan.  Currently, there are 10 corporate-owned Bagger Dave’s in Michigan, one corporate-owned Bagger Dave’s in Indiana, and one franchised location in Missouri. The Company plans to operate approximately 50 Bagger Dave’s corporate-owned locations by the end of 2017.

DRH is also one of the largest BWW franchisees and currently operates 33 DRH-owned BWW restaurants (15 in Michigan, 10 in Florida, four in Illinois, and four in Indiana), including the nation’s largest BWW, based on square footage, in downtown Detroit, Michigan.  T. Michael Ansley, our President, CEO, and Chairman of the Board, is the recipient of various franchise awards, including BWW awards for the highest annual restaurant sales in 2006, 2005, and 2004.  We remain on track to fulfill our area development agreement with BWLD.  The Company also recently purchased the rights to develop another location in Indiana.  Per the area development agreement with BWLD, we expect to operate 47 DRH-owned BWW by the end of 2017.

The following organizational chart outlines the corporate structure of DRH.  A brief textual description of the entities follows the organizational chart. DRH is incorporated in Nevada.

Diversified Restaurant Holdings, Inc. & Subsidiaries Corporate Structure

AMC was formed on March 28, 2007 and serves as our operational and administrative center.  AMC renders management, operational support, and advertising services to WINGS and its subsidiaries and BURGERS and its subsidiaries.  Services rendered by AMC include marketing, restaurant operations, restaurant management consultation, hiring and training of management and staff, and other management services reasonably required in the ordinary course of restaurant operations.

WINGS was formed on March 12, 2007 and serves as a holding company for our DRH-owned BWW restaurants.  We are economically dependent on retaining our franchise rights with BWLD.  The franchise agreements have specific initial term expiration dates ranging from January 29, 2014 through December 18, 2032, depending on the date each was executed and the duration of its initial term.  The franchise agreements are renewable at the option of the franchisor and are generally renewable if the franchisee has complied with the franchise agreement.  When factoring in any applicable renewals, the franchise agreements have specific expiration dates ranging from January 29, 2019 through December 15, 2047.  We believe we are currently in compliance with the terms of these agreements.

BURGERS was formed on March 12, 2007 and serves as a holding company for our Bagger Dave’s restaurants.  Bagger Dave’s Franchising Corporation, a subsidiary of BURGERS, was formed to act as the franchisor for the Bagger Dave’s concept and has rights to franchise in Illinois, Indiana, Kentucky, Michigan, Missouri, Ohio, and Wisconsin.  We do not intend to pursue significant franchisee development at this time.

Our headquarters are located at 27680 Franklin Road, Southfield, Michigan 48034.  Our telephone number is (248) 223-9160.  We can also be found on the internet at www.diversifiedrestaurantholdings.com and www.baggerdaves.com.

Background

Restaurant Concepts

Bagger Dave’s Legendary Burger Tavern®

Bagger Dave's is our first initiative to diversify our operations outside of the BWW concept by developing our own unique, full-service, ultra-casual restaurant and bar concept, which was launched in January 2008.  We have worked to create a concept with a warm, inviting, and entertaining atmosphere through friendly and memorable guest service.

Bagger Dave’s offers a full-service, family-friendly, ultra-casual restaurant and bar with a comfortable, cozy, local “corner tavern” atmosphere.  The menu features freshly-made, never frozen burgers, accompanied by more than 30 toppings from which to choose, fresh-cut fries, hand-dipped milkshakes, and a selection of craft beer and wine.  Signature items include Sloppy Dave's BBQ®, Train Wreck Burger®, and Bagger Dave’s Amazingly Delicious Turkey Black Bean Chili®.  The concept focuses on local flair with the interior showcasing historic photos of the city in which the restaurant resides.  It also features an electric train that runs above the dining room and bar areas.

The guiding principle of the Bagger Dave’s brand is to delight guests.  The burgers are made from a USDA, fresh premium ground beef blend with no trimmings or from Michigan fresh ground turkey.  The burgers come in “Regular” (two patties) or “Small” (one patty) versions on fresh buns.  Guests can choose from burger “Legends” including the Train Wreck Burger®, the Blues Burger®, and Sloppy Dave’s BBQ®.  Guests also have the freedom to “Create Your Own Legend” which allows them to totally customize their burger by choosing from a variety of buns and more than 30 toppings, including custom, house-made sauces presenting bold and exciting new flavors.   Burger toppings include various cheeses, bacon, egg, guacamole, and a variety of complementary toppings: sautéed mushrooms and onions, barbecue sauce, steak sauce, and other standard condiments.

Beyond legendary burgers, Bagger Dave’s offers Amazingly Delicious Turkey Black Bean Chili®, a Veggie Black Bean burger, a grilled cheese sandwich, a BLT sandwich, salads, and fresh-cut fries.  The fries are cut in-house from Idaho potatoes and cooked in canola oil using a seven-step Belgian-style process producing a fry reminiscent of those served at community fairs. The Company also offers Dave’s Sweet Potato Chips®, a Bagger Dave’s specialty using fresh-cut premium sweet potatoes from North Carolina.  Guests can choose from our own signature dipping sauces of honey/cinnamon/sea salt mix or honey mustard.  Bagger Dave’s also offers hand-dipped ice cream and milkshakes with a variety of free mix-ins.

To reinforce the Bagger Dave’s name and brand, our burgers, sandwiches, and fries/chips are wrapped in natural, brown bags decorated with our logo and served in a cake tin.

Currently, there are 10 corporate-owned restaurants in Michigan, one corporate-owned restaurant in Indiana, and one franchised location in Missouri.

Buffalo Wild Wings

With 33 DRH-owned BWW restaurants, we are one of the largest franchisees for BWLD, which, as of September 23, 2012, reported more than 854 BWW restaurants in the U.S. and Canada that were either directly owned or franchised.  The restaurants feature a variety of boldly-flavored, craveable menu items in a welcoming neighborhood atmosphere with an extensive multi-media social environment, a full bar, and an open layout designed to create a distinctive dining experience for sports fans and families alike.  We believe the restaurants are differentiated by the social environment we create and the connection the restaurants make with our team members, guests, and the local community.  The inviting and energetic environment of the restaurants is complemented by furnishings that can easily be rearranged to accommodate parties of various sizes.  Guests have the option of watching various sporting events on projection screens or approximately 50 additional televisions, competing in Buzztime Trivia, or playing video games.

BWW restaurants have won dozens of “Best Wings” and “Best Sports Bar” awards across the country. We believe the BWW menu is competitively priced between the quick-casual and casual dining segments, featuring traditional chicken wings, boneless wings, and other items including chicken tenders, Wild Flatbreads™, popcorn shrimp, specialty hamburgers and sandwiches, wraps, Buffalito® soft tacos, appetizers, and salads.  The made-to-order menu items are enhanced by the bold flavor profile of 16 signature sauces and five signature seasonings, which range in flavor from Sweet BBQ® to Blazin’®.  The restaurants offer approximately 12 to 24 domestic and imported beers on tap, including several local or regional micro-brews and a wide selection of bottled beer, wine, and liquor.  We believe the award-winning food and memorable experience drives guest visits and loyalty.  For the nine months ended September 23, 2012, our average DRH-owned BWW restaurant derived approximately 79.0% of its revenue from food and 21.0% of its revenue from alcohol sales, primarily draft beer.

Currently, we have 33 DRH-owned BWW restaurants (15 in Michigan, 10 in Florida, four in Illinois, and four in Indiana), including the nation’s largest BWW, based on square footage, in downtown Detroit, Michigan.

Significant Transactions

Recent Acquisitions

On September 25, 2012, the Company completed the acquisition of substantially all of the assets of Crown Wings, Inc., Brewsters, Inc., Valpo Wings, Inc., Buffaloville Wings, Inc., and Hammond Wings, Inc., each an Indiana corporation, and Homewood Wings, Inc., Cal City Wings, Inc., Lansing Wings, Inc., and Lincoln Park Wings, Inc., each an Illinois corporation (collectively, the “2012 Acquired Entities”). The acquired assets consist of four BWW restaurants operating in Indiana and four operating in Illinois along with the right to develop a fifth BWW restaurant in Indiana.

We believe that this acquisition expands the scope of our operations, adds a number of new markets to our existing footprint, and strategically positions us for future expansion throughout the Midwest.  Our near-term focus will be to integrate the acquired restaurants and realize the opportunities to improve their operating and financial performance.  Longer term, we look to leverage this acquisition by expanding our Bagger Dave’s concept within the same footprint.  We commenced this effort by opening our first Bagger Dave’s restaurant in Indiana on December 9, 2012.

On September 25, 2012, we also acquired 100.0% of the membership interests in the Ansley Group for approximately $2.5 million.  The Ansley Group is the owner of a parcel of real estate located at 15745 15 Mile Road, Clinton Township, Michigan 48035, where our Clinton Township DRH-owned BWW restaurant is located (the “Clinton Township Property”).  As a result of this acquisition, we have acquired full ownership rights in the Clinton Township Property.  The Ansley Group was owned by T. Michael Ansley and Thomas D. Ansley.  T. Michael Ansley is the President, CEO, and Chairman of the Board and a principal stockholder of the Company.  See “Related Party Transactions.”

On February 1, 2010, we, through our WINGS subsidiary, acquired nine affiliated BWW restaurants we previously managed (“Affiliates Acquisition”).  We paid the purchase price for each of the affiliated restaurants to certain principal stockholders by issuing an unsecured promissory note for the pro-rata value of the equity interest in the affiliated restaurants. The promissory notes bear interest at 6.0% per year, mature on February 1, 2016, and are payable in quarterly installments, with principal and interest fully amortized over six years.  Effective April 2, 2012, as a result of a senior secured credit facility with RBS executed by us, this debt was paid off in its entirety.  Please see also the section entitled “Related Party Transactions.”

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805-50, Business Combinations: Transactions Between Entities Under Common Control, we accounted for the Affiliates Acquisition, a transaction between entities under common control, as if the transaction had occurred at the beginning of the period (i.e., December 28, 2009) using the historical cost basis of the acquired affiliates.  Further, fiscal year 2009 financial results have been retrospectively adjusted to furnish comparative information while the entities were under common control.

Senior Secured Credit Facility

On September 25, 2012, we entered into a senior secured credit facility with RBS (the “September 2012 Credit Facility”).  The September 2012 Credit Facility consists of a $37.0 million term loan (“Term Loan”), a $10.0 million development line of credit, and a $1.0 million revolving line of credit.

We immediately used approximately $15.2 million of the Term Loan to refinance existing outstanding debt with RBS and used approximately $3.3 million of the Term Loan to refinance and term out the outstanding balance of the existing development line of credit loan between us and RBS.  Additionally, on September 25, 2012 we used approximately $14.7 million of the Term Loan to complete the acquisition of the 2012 Acquired Entities and approximately $2.5 million of the Term Loan to purchase 100.0% of the membership interests in the Ansley Group.  We used the remaining balance of the Term Loan, approximately $1.3 million, to pay the fees and expenses associated with the above acquisitions and the September 2012 Credit Facility.

The Term Loan is for a term of five years.  Payments of principal shall be based upon an 84-month, straight-line amortization schedule, with monthly principal payments of $440,476 plus accrued interest.  The interest rate for the Term Loan is LIBOR plus an applicable margin, which ranges from 2.5% to 3.7%, depending on the lease adjusted leverage ratio defined in the terms of the loan agreement.  The entire remaining outstanding principal and accrued interest on the Term Loan is due and payable on the Term Loan maturity date of September 25, 2017.

Growth Strategy

One of our guiding principles is that a happy team member translates into a happy guest.  A happy guest drives repeat sales and word-of-mouth referrals – two key factors that we believe are fundamental to our sales growth strategy.  We believe that our core areas of expertise include site selection, development, management, quality guest service, and operations.  We plan to grow by increasing the number of restaurants in each of the two concepts we currently offer.  We target opening a minimum of 10 new restaurants per year.  We expect that our new restaurant growth will be weighted towards Bagger Dave’s locations in the foreseeable future.

We closed our fiscal year 2010 with three Bagger Dave’s restaurants.  By the end of fiscal year 2011, we doubled our Bagger Dave’s restaurants to six locations, which grew to 11 corporate-owned locations and one franchised location by the end of 2012.  As we believe our Bagger Dave's concept has proven to be successful thus far, we plan to grow and franchise throughout the Midwest and, ultimately, nationally.  We believe that, with 11 corporate locations currently operating and one franchised location today, we are well positioned to grow throughout the Midwest and ultimately nationally.  We expect to open additional restaurants if optimal locations are found and appropriate financing can be secured.  We plan to operate approximately 50 Bagger Dave’s corporate locations by the end of 2017.

We currently operate 33 DRH-owned BWW restaurants: 15 in Michigan, 10 in Florida, four in Illinois, and four in Indiana.  We have opened 19 DRH-owned BWW restaurants in fulfillment of our 32-store area development agreement with franchisor BWLD. Building out the remaining 13 restaurants under the area development agreement agreement and the additional location in Indiana, which was acquired in conjunction with the eight BWW restaurant acquisition in September 2012, will result in us operating 47 DRH-owned BWW restaurants by 2017.

A center point in our expansion plan was opening the largest BWW, by square-footage, in downtown Detroit, Michigan, on December 23, 2012, to take advantage of the energy and positivity surrounding the revitalization and rebuilding of downtown Detroit.  It occupies two stories in the Odd Fellow Building and is within walking distance of Ford Field, Comerica Park, and Joe Louis Arena.   According to a recent New York Times article, in the last 10 years, Downtown Detroit has experienced a 59.0% increase in the number of college-educated residents under the age of 35, creating a culture of trendy bars and restaurants.  Also driving the revitalization efforts is Detroit’s “15 by 15” initiative, a program focused on getting 15,000 young and talented households to move Downtown by 2015.

Site Selection

We conduct extensive analysis to determine the location of each new restaurant. Proximity to businesses (office buildings, movie theaters, manufacturing plants, hospitals, etc.) and leveraging high-traffic venues are a key success criteria for our business.

For our restaurants, we prefer a strong end-cap position, which is a premier, highly visible corner positioning in a strip center, in a well-anchored shopping center or lifestyle entertainment center.  Movie theaters are also a major traffic driver for both of our brands.  Six of our DRH-owned BWW locations are directly beside or in front of a movie theater. However, we do not rule out freestanding locations if the opportunity meets certain economic criteria. Currently, we operate 13 restaurants located in stand-alone buildings.

Restaurant Operations

We believe that retaining high quality restaurant managers, valuing our team members, and providing fast, friendly service to our guests are key to our continued success.  In order to retain our unique culture as we grow, we devote substantial resources to identifying, selecting, and training our restaurant-level team members.  We typically have six in-store trainers at each existing location who provide both front- and back-of- house training on site.  We also have a seven-week training program for all of our restaurant managers, which consists of an average of four weeks of restaurant training and three weeks of cultural training, and in which managers observe our established restaurants’ operations and guest interactions.  We believe our focus on guest-centric training is a core aspect of our Company and reinforces our mission to delight our guests.

Management and Staffing

The core values that define our corporate culture are cleanliness, service, and organization. Our restaurants are generally staffed with one managing partner and up to four assistant managers depending on the sales volume of the restaurant. The managing partner is responsible for day-to-day operations and for maintaining the standards of quality and performance that define our corporate culture.  We utilize regional managing partners to oversee our managing partners and supervise the operation of our restaurants, including the continuing development of each restaurant’s management team.  Through regular visits to the restaurants and constant communication with the management team, the regional managing partners ensure adherence to all aspects of our concept, strategy, and standards of quality.  We also have secret shoppers that visit our restaurants on a monthly basis and provide guest satisfaction scores for the criteria we define.

Training, Development, and Recruiting

We believe that successful restaurant operations, guest satisfaction, quality, and cleanliness begin with the team member - a key component of our strategy.  We pride ourselves on facilitating a well-organized, thorough, hands-on training program.  Our team members undergo classroom training followed by job shadowing in order to prepare them for their role.

We offer a competitive incentive program which we believe is unparalleled in the restaurant industry.  Aside from competitive base salaries and benefits, management is incentivized with a performance-based bonus program.  We also provide group health, dental, and vision insurance, a company-sponsored 401(k) plan with a matching contribution feature, a tuition reimbursement program, a referral bonus program, and opportunities for career advancement.

We emphasize growth from within the organization as much as possible, giving our team members the opportunity to develop and advance.  We believe this philosophy helps build a strong, loyal management team with above-industry-standard team member retention rates, giving us a competitive advantage over our competitors.  We strive for a balance of internal promotion and external hiring.

Restaurants

Our Bagger Dave's restaurants range in size from 3,800 to 4,900 square feet, with a historic square foot average of 4,300.  We anticipate that future restaurants will be approximately 4,500 to 4,900 square feet in size with an outside seating area where feasible.  We anticipate an average cash investment per restaurant of approximately $950,000 to $1.2 million, including pre-opening expenses. From time to time, our restaurants may be smaller or larger or cost more or less than our targeted range, depending on the particular circumstances of the selected site.  Also, from time to time, we may elect to purchase either the building or the land and building for certain restaurants, which would require additional capital.  We plan to continue development of this concept in the Detroit metropolitan market, Grand Rapids market, and Indianapolis market and then expand it throughout the Midwest.

Our DRH-owned BWW restaurants range in size from 5,300 to 13,500 square feet, with a historical square foot average of 6,400.  We anticipate that future restaurants will range in size from 5,500 to 6,500 square feet with an average cash investment per restaurant of approximately $1.3 million to $1.6 million, including pre-opening expenses.  From time to time, our restaurants may be smaller or larger or cost more or less than our targeted range, depending on the particular circumstances of the selected site.  Also, from time to time, we may elect to purchase either the building or the land and building for certain restaurants, which would require additional capital.  We have a continuous capital improvement plan for our restaurants and plan major renovations every five years.  25 of our 33 DRH-owned BWW restaurants are current with Generation 4.1 design criteria, BWLD’s most recent design criteria.  For a more detailed discussion of our capital improvement plans, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and specifically, the subsections entitled “Liquidity” and “Capital Resources”.

Quality Control and Purchasing

We strive to maintain high quality standards, protecting our food supply at all times.

Our purchasing operations for DRH-owned BWW restaurants are primarily through channels established by BWLD corporate operations.  We do, however, negotiate directly with most of these channels as to price and delivery terms.  Where we purchase directly, we seek to obtain the highest quality ingredients, products, and supplies from reliable sources at competitive prices.  For Bagger Dave’s, we believe that we have been able to leverage our DRH-owned BWW purchasing power to develop supply sources at a more reasonable cost than would be expected for a smaller restaurant concept.

To maximize our purchasing efficiencies, our centralized purchasing staff negotiates, when available, fixed-price contracts (usually for a one-year period) or, where appropriate, commodity-price contracts.

Marketing and Advertising

For the nine months ended September 23, 2012, fiscal year 2011, and fiscal year 2010, we spent approximately 2.0% of all restaurant sales on marketing efforts.  In addition, charitable donations and local community sponsorships help us develop local public relations and are a major component of our marketing efforts.  We support programs that build traffic at the grass roots level.  We also participate in numerous local restaurant marketing events for both DRH-owned BWW and Bagger Dave’s throughout the communities we serve.

Bagger Dave’s

The advertising and marketing plan for developing the Bagger Dave’s brand relies on local media, menu specials, promotions, and community events. We are also building our marketing reach with our current guests by enhancing our social media presence.  We attribute a large part of our Bagger Dave’s growth through word-of-mouth.

BWW

We pay a marketing fee to BWLD equal to 3.0% of revenue, which is supported by national advertising designed to build brand awareness. Some examples include television commercials on ESPN and CBS during key periods, such as football season and the March Madness NCAA basketball tournaments. In addition, we invest in our own marketing initiatives, including 0.5% of DRH-owned BWW revenue which is allocated to a regional cooperative of BWW franchisees in the Detroit metropolitan area (for those DRH-owned BWW restaurants in the Detroit metropolitan area). We established the DRH-owned BWW restaurants in the Florida and Michigan markets through coordinated local restaurant marketing efforts and operating strengths that focus on the guest experience.

Information Technology

We believe that technology can help provide a competitive advantage and enable our strategy for growth through efficient restaurant operations, information analysis, and ease and speed of guest service.  We have a standard point-of-sale system in all of our restaurants that is integrated to our corporate office.  The systems are designed to improve operating efficiencies, enable rapid analysis of marketing and financial information, and reduce administrative time.  Recently, we launched online ordering for our Bagger Dave’s restaurants.

Competition

The restaurant industry is highly competitive.  We believe we compete primarily with local and regional sports bars and national casual dining and quick-casual establishments.  Competition is expected to remain intense with respect to price, service, location, concept, and type and quality of food.  There is also competition for real estate sites, qualified management personnel, and hourly restaurant staff.  Many of our competitors have been in existence longer than we have and may be better established in markets where we are currently located or may, in the future, be located.  Accordingly, we strive to continually improve our restaurants, maintain high quality standards, and treat our guests in a manner that encourages them to return.  We believe our pricing communicates value to the guest in a comfortable, welcoming atmosphere that provides full service to the guest.

Employees

As of March 7, 2013, we have approximately 2,200 total team members, of which approximately 960 are full-time team members.  We strive to internally promote our personnel and provide highly competitive wages and benefits.  We value our team members and their input and believe this philosophy contributes to a low turnover ratio, even at the hourly-wage level, relative to industry standards.

Trademarks, Service Marks, and Trade Secrets

The BWW registered service mark is owned by BWLD.

Our domestically-registered trademarks and service marks include Bagger Dave’s Legendary Burger Tavern®, Bagger Dave’s Legendary Burgers & Fries®, Bagger Dave’s®, Make a Fresh Start Here®, Dave’s Sloppy BBQ®, Sloppy Dave’s BBQ®, Railhouse Burger Sauce®, The Blues Burger®, Train Wreck Burger®, Dave’s Sweet Potato Chips®, Meaningless Free Toppings®, Sloppy Dave’s Fries®, and Amazingly Delicious Turkey Black Bean Chili®.  We place considerable value on our trademarks, service marks, trade secrets, and other proprietary rights and believe they are important to our brand-building efforts and the marketing of our Bagger Dave’s® restaurant concept.  We intend to actively enforce and defend our intellectual property, however, we cannot predict whether the steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of these rights or the use by others of restaurant features based upon or similar to our concepts.  Although we believe we have sufficient protections concerning our trademarks and service marks, we may face claims of infringement that could interfere with our ability to market our restaurants and promote our brand.

Government Regulations

The restaurant industry is subject to numerous federal, state, and local governmental regulations, including those relating to the preparation and sale of food and alcoholic beverages, sanitation, public health, fire codes, zoning, and building requirements and to periodic review by state and municipal authorities for areas in which the restaurants are located.  Each restaurant requires appropriate licenses from regulatory authorities allowing it to sell beer, wine, and liquor and each restaurant requires food service licenses from local health authorities.  Our licenses to sell alcoholic beverages must be renewed annually and may be suspended or revoked at any time for cause, including violation by us or our team members of any law or regulation pertaining to alcoholic beverage control, such as those regulating the minimum age of team members or patrons who may serve or be served alcoholic beverages, the serving of alcoholic beverages to visibly intoxicated patrons, advertising, wholesale purchasing, and inventory control.  In order to reduce this risk, restaurant team members are trained in standardized operating procedures designed to assure compliance with all applicable codes and regulations.  We have not encountered any material problems relating to alcoholic beverage licenses or permits to date.

We are also subject to laws governing our relationship with team members.  Our failure to comply with federal, state, and local employment laws and regulations may subject us to losses and harm our brands.  The laws and regulations govern such matters as wage and hour requirements; workers’ compensation insurance; unemployment and other taxes; working and safety conditions; overtime; and citizenship and immigration status.  Significant additional government-imposed regulations under the Fair Labor Standards Act and similar laws related to minimum wages, overtime, rest breaks, paid leaves of absence, and mandated health benefits may also impact the performance of our operations.  In addition, team member claims based on, among other things, discrimination, harassment, wrongful termination, wage, hour requirements, and payments to team members who receive gratuities, may divert financial and management resources and adversely affect operations.  The losses that may be incurred as a result of any violation of such governmental regulations by the company are difficult to quantify.  To our knowledge, we are in compliance in all material respects with all applicable federal, state, and local laws affecting our business.

Compliance with these laws and regulations may lead to increased costs and operational complexity and may increase our exposure to governmental investigations or litigation. We may also be subject, in certain states, to “dram-shop” statutes, which generally allow a person injured by an intoxicated person to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person.  We carry liquor liability coverage as part of our existing comprehensive general liability insurance which we believe is consistent with coverage carried by other companies in the restaurant industry of similar size and scope of operations.  Even though we carry liquor liability insurance, a judgment against us under a “dram shop” statute in excess of our liability coverage could have a material adverse effect on our operations.

PROPERTIES

Our main office is located at 27680 Franklin Road, Southfield, Michigan 48034 and our telephone number is (248) 223-9160. Our main office has approximately 5,340 square feet of office space. We occupy this facility under a lease that terminates on May 31, 2014, with two options to extend the lease for a period of two years each. As of March 7, 2013, we operated 44 Company-owned restaurants, 41 of which are leased properties. The majority of our leases are for 10- and 15-year terms, generally including options to extend the terms. Most of our leases include "exclusive use" provisions prohibiting our landlords from leasing space to other restaurants that fall within certain specified criteria and incorporate incremental increases based on time passage and payment of certain occupancy-related expenses.

We own the underlying land for our Brandon, Florida BWW restaurant, our Clinton Township, Michigan BWW restaurant, and our Cascade Township (Grand Rapids, Michigan) Bagger Dave’s restaurant. Our Berkley, Michigan Bagger Dave's restaurant is rented from a related party as is the property we intend to use for our Detroit Bagger Dave’s restaurant. We own all of the equipment, furnishings, and fixtures in our restaurants. The Company also owns a significant amount of leasehold improvements in the leased facilities.

We operate restaurant properties for 25 locations in Michigan, 10 locations in Florida, five locations in Indiana, four locations in Illinois.   Our BWW restaurants range in size from 5,300 square feet to 13,500 square feet and our Bagger Dave’s restaurants range in size from 3,800 square feet to 4,900 square feet.  The majority of our restaurants are located in end cap positions in strip malls, with a few being inline; 13 of our restaurants are situated in a stand-alone building.

LEGAL PROCEEDINGS

Occasionally we are a party to various legal actions arising in the ordinary course of our business including claims resulting from “slip and fall” accidents, employment related claims and claims from guests or team members alleging illness, injury or other food quality, health or operational concerns. None of these types of litigation, most of which are covered by insurance, has had a material effect on us, and as of the date of this prospectus, we are not a party to any material pending legal proceedings and are not aware of any claims that could have a materially adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

The following table sets forth certain information about our directors and executive officers as of the date of this prospectus:

Company Directors and Officers
Name	Position	Age	Has Served As Director/Officer Since
T. Michael Ansley	Director, President, CEO, and Chairman of the Board	42	2006/2006
David G. Burke	Director, Chief Financial Officer, and Treasurer	41	2006/2010
Jason T. Curtis	Chief Operating Officer	32	2006
Ioana M. Ben-Ezra	Chief Compliance Officer, Corporate Controller, and Secretary	36	2010
Jay A. Dusenberry	Director	41	2006
Philip Friedman	Director	66	2011
David Ligotti	Director	55	2006
Joseph M. Nowicki	Director	51	2010
Gregory J. Stevens	Director	42	2006

There are no family relationships among any of our directors and executive officers.

Our Board generally appoints our executive officers each year at the annual meeting of our Board. Their terms of office are at the discretion of our Board and we do not have employment agreements with any of our executive officers.

The factual information below for each director and executive officer has been provided by that person. The particular experience, qualifications, attributes, or skills that led our Board to conclude that each should serve on our Board, in light of our business and structure, was determined by our Board.

T. Michael Ansley has served as our President, CEO, and Chairman of the Board since our inception in 2006.  Mr. Ansley serves in similar roles for our wholly-owned subsidiaries AMC Group, Inc., AMC Wings, Inc., and AMC Burgers, Inc.  The Company’s roots can be traced back to 1999 when Mr. Ansley opened his first BWW franchise in Sterling Heights, Michigan. Mr. Ansley received a Bachelor of Science degree in business administration from the University of Dayton and currently serves on the Board of Directors of the Michigan Restaurant Association and Children’s Leukemia Foundation of Michigan.

Mr. Ansley is qualified to serve as a director of the Company due to his extensive experience in restaurant management, operations, and development as well as his demonstrated business leadership abilities and long history with the Company as its founder.

David G. Burke has served as Chief Financial Officer and Treasurer of the Company since March 22, 2010, and has been a Member of the Board since our inception.  Mr. Burke previously served as Secretary, a member of the Audit Committee, and as Audit Committee Chairman. Prior to joining the Company, Mr. Burke was employed by Federal-Mogul Corporation, a leading global supplier of powertrain and safety technologies serving the world’s foremost original equipment manufacturers and the worldwide aftermarket, where he held roles of increasing responsibility in finance, marketing, and corporate development.  Mr. Burke earned a Bachelor of Science degree in mechanical engineering from the University of Dayton and a Master of Business Administration, with a concentration in finance, from the University of Michigan - Ross School of Business.

Mr. Burke is qualified to serve as a director due to his strong leadership, business acumen, and analytical skills, including a unique proficiency with regard to financial modeling and market analysis.  Mr. Burke honed his skill set through eight years of experience with a $7.0 billion global public corporation, while handling special projects for executive management, such as business development through acquisition, labor cost-reduction initiatives, strategic planning and supply chain management.

Jay A. Dusenberry has been a member of the Board since our inception.  Mr. Dusenberry served as the Treasurer from our inception to March 22, 2010, at which time he relinquished the role of Treasurer.  Mr. Dusenberry has also been a member of the Audit Committee since its inception in 2007.  Mr. Dusenberry is the Vice President of Operations for Cold Heading Company, an automotive supplier of fasteners, located in Warren, Michigan.  He received a Bachelor of Science degree in finance from the University of Dayton and a Master of Business Administration degree from the University of Detroit Mercy.

Mr. Dusenberry is qualified to serve as a director due to his 17 years of experience in business leadership positions, including experience as a financial analyst for a health care system and senior administrative roles as a plant manager, director, and vice president in the automotive manufacturing industry.

Philip Friedman was appointed to the Board on March 10, 2011.  Mr. Friedman served as Chairman, Chief Executive Officer, and President of McAlister’s Corporation, a quick-casual restaurant concept, from 1999 through July of 2010.  Currently, Mr. Friedman is CEO of Salsarita’s Fresh Cantina restaurant chain and is a Founding Member of Il ‘Pioppo, LLC, importers of organic Italian wines.  Mr. Friedman is also President of Friedman & Associates, a strategic planning and management consulting company he founded in 1986.  Mr. Friedman serves on the Boards of the National Restaurant Association and the Mississippi Restaurant Association.  He is a member of the Culinary Institute of America’s Society of Fellows and the National Association of Corporate Directors.

Mr. Friedman is qualified to serve as a director because of his extensive franchise and chain restaurant expertise.  This expertise is particularly relevant to our business as a franchisee of BWW and an owner, operator, and franchisor of Bagger Dave’s.

David Ligotti has been a member of the Board since our inception.  Mr. Ligotti owns and operates Oakwood Business Services, LLC (“Oakwood”), an accounting, tax, and consulting firm located in Ann Arbor, Michigan.  Mr. Ligotti received a Bachelor of Arts degree in political science from Kalamazoo College, a Masters of Business Administration degree, with a major in accounting, from the University of Michigan, and a Master of Science in Taxation degree from Walsh College.

Mr. Ligotti is qualified to serve as a director, as he has been a CPA for nearly 30 years and has 25 years of experience in restaurant finance, technology, operation, administration, and accounting.

Joseph M. Nowicki was elected to the Board at the 2010 annual meeting of stockholders.  Mr. Nowicki accepted an appointment as Executive Vice President and Chief Financial Officer of Beacon Roofing Supply (BECN), a NASDAQ-listed company.  Mr. Nowicki will commence his tenure at Beacon on March 25, 2013, where he will oversee Finance, Information Technology and Investor Relations.   On March 5, 2013, Mr. Nowicki tendered his resignation, effective March 22, 2013, as the Chief Financial Officer of Spartan Motors, Inc. (SPAR), a NASDAQ-listed specialty vehicle manufacturer based in Charlotte, Michigan.   Previously, Mr. Nowicki spent approximately 17 years with the Michigan-based furniture manufacturer, Herman Miller, Inc., where he gained experience in financial management and operations through his positions as Vice President of International Finance and Vice President within North American finance.  More recently, he served as Treasurer and as a member of Herman Miller’s key leadership team, managing all treasury activities for the company including establishing the overall capital and debt structure, overseeing the pension and investment strategy, and leading investor relations activities.  Before joining Herman Miller, he held several operations and finance positions, including working for IBM and General Motors and spending several years in public accounting.  Mr. Nowicki received a Master of Business Administration from the University of Michigan - Ross School of Business.

Mr. Nowicki is qualified to serve as a director of the Company due to his extensive public company experience and specialized accounting, finance and capital markets expertise.

Gregory J. Stevens has been a member of the Board since our inception.  Mr. Stevens has been a Strategic Engineer and partner of Cold Heading Company, an automotive supplier of fasteners, located in Warren, Michigan, since 1992.  Mr. Stevens is currently a member of Desert Rock Enterprises, LLC, an investment company, located in Las Vegas, Nevada, an owner and director of Beachlawn, Inc., an industry-leading tier-one automotive supplier, and a director of Ajax Metal Processing, Inc., a leading industrial steel parts heat treating and plating company, located in Warren, Michigan.  Mr. Stevens received a Bachelor of Science degree in engineering from the University of Dayton.

Mr. Stevens is qualified to serve as a director because of his analytical engineering background, ownership of multiple successful businesses, diverse background in operating all facets of a business, and his prior experience with cash flow management.

Jason Curtis is our Chief Operating Officer (“COO”), a position he assumed at our inception in 2006.  Beginning in 2000, Mr. Curtis worked in positions of increasing responsibility in the restaurant industry, starting at the ground level in the kitchen of a BWW restaurant that is now owned by the Company.  In 2002, he became COO of AMC Group, LLC, the predecessor to AMC Group, Inc.  AMC Group, Inc. is now a wholly-owned subsidiary of DRH.  Mr. Curtis plays an integral role in identifying and developing unit-level management and multi-unit supervisors to address our expansion plans.  Mr. Curtis serves on the BWW National Leadership Council, a position he was elected to by fellow franchisees within the BWW system and is a member of the Executive Board of the Children’s Leukemia Foundation of Michigan.

Ioana Ben-Ezra is our Chief Compliance Officer and Corporate Controller and is responsible for providing accurate public reporting to the SEC.  Prior to joining DRH, Ms. Ben-Ezra was responsible for leading large public and non-public audit engagements during her 7-year tenure at Deloitte LLP, where she managed a diverse portfolio of clients, including clients in the manufacturing, retail, automotive, and telecommunications industries. She has experience in all aspects of financial forecasting/budgeting, accounting, and internal controls.  Ms. Ben-Ezra holds a Bachelor of Science degree in Accounting from Walsh College, located in Troy, Michigan.

CORPORATE GOVERNANCE

Director Independence

In connection with this offering, we are applying for listing on the NASDAQ Capital Market.  As such, we employ the NASDAQ Stock Market’s standards for determining the independence of directors.  Under these standards, an independent director means a person other than an executive officer or one of our team members or any other individual having a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

For purposes of the NASDAQ Stock Market’s independence standards, the term “family member” means a person’s spouse, parents, children, and siblings, whether by blood, marriage, or adoption, or anyone residing in such person’s home.

The Board has assessed the independence of each non-employee director under the NASDAQ Stock Market’s independence standards set forth above and believes that Messrs.  Jay Alan Dusenberry, Philip Friedman, Joseph M. Nowicki, and Gregory J. Stevens qualify as independent directors.  In making this determination, our Board has concluded that none of the independent directors has a relationship that, in the opinion of our Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.  The other directors would not qualify as independent due to their employment by us or due to their receipt of certain fees or compensation from us.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership information of our shares of common stock as of March 7, 2013 for:

●	each person known to us to be the beneficial owner of more than 5.0% of our shares of common stock;

●	each of our named executive officers;

●	each of our directors; and

●	all of our executive officers and directors as a group.

The table also sets forth such persons’ beneficial ownership of common stock immediately after this offering.

Unless otherwise noted below, the address of the persons and entities listed on the table is care of Diversified Restaurant Holdings, Inc., 27680 Franklin Rd., Southfield, MI 48034.  We have determined beneficial ownership in accordance with the rules of the SEC.  Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock reflected as beneficially owned, subject to applicable community property laws.

Beneficial ownership and percentage of beneficial ownership is based on 18,942,472 shares of our common stock outstanding at March 7, 2013, after giving effect to             shares of common stock to be outstanding after the completion of this offering.  Shares of common stock subject to options currently exercisable or exercisable within 60 days of March 7, 2013 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person.  We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1.0% is denoted with an asterisk (*).

	BENEFICIAL OWNERSHIP PRIOR TO THIS OFFERING		SHARES BENEFICIALLY OWNED AFTER THE OFFERING IF OVERALLOTMENT OPTION IS NOT EXERCISED		NUMBER OF SHARES TO BE SOLD IF OVERALLOTMENT OPTION IS EXERCISED IN FULL	SHARES BENEFICIALLY OWNED AFTER THE OFFERING IF OVERALLOTMENT OPTION IS EXERCISED IN FULL
NAME OF BENEFICIAL OWNER	NUMBER	PERCENT(1)	NUMBER	PERCENT(1)		NUMBER	PERCENT
Greater than 5.0% stockholders
T. Michael Ansley	13,277,100(2)	69.9%
Thomas D. Ansley	1,356,500(3)	7.2%

Directors and Named Executive Officers

T. Michael Ansley	13,277,100(2)	69.9%
David G. Burke	75,010(4)	*
Jason T. Curtis	900,000	4.8%
Ioana M. Ben-Ezra	18,700 (5)	*
Jay Alan Dusenberry	50,000(6)	*
Philip Friedman	20,000(7)	*
David Ligotti	250,000(8)	1.3%
Joseph M. Nowicki	20,000(9)	*
Gregory J. Stevens	272,929(10)	1.4%
All Directors and Executive Officers as a group (9 persons)	14,883,739	77.4%

(1) The percentages shown are based on the 18,942,472 shares of common stock outstanding as of March 7, 2013, plus the number of shares that the named person or group has the right to acquire within 60 days of March 7, 2013.  For purposes of computing the percentage of outstanding shares of common stock held by each person or group, any shares that the person or group has the right to acquire within 60 days after March 7, 2013 are deemed to be outstanding with respect to such person or group but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person or group.

(2) This includes 11,113,600 shares currently owned directly by Mr. Ansley, 9,000 shares indirectly owned as custodian for his children’s UGMA accounts (the beneficial ownership of which he disclaims), options exercisable within 60 days of March 7, 2013 to purchase 50,000 shares at an exercise price of $2.50 per share, and 2,104,500 shares which Mr. Ansley has discretion to vote pursuant to the Amended and Restated Voting Agreement with Thomas D. Ansley and Mark Ansley.

(3) Pursuant to the Amended and Restated Voting Agreement, Mr. Ansley has granted T. Michael Ansley an irrevocable proxy to vote all of these shares, in his sole discretion.

(4) This includes 10 shares currently directly owned by Mr. Burke, 25,000 shares of restricted stock, and options exercisable within 60 days of March 7, 2013 to purchase 50,000 shares at an exercise price of $2.50 per share.

(5) This includes 13,200 shares currently owned directly by Ms. Ben-Ezra, 500 shares indirectly owned as custodian for her children’s UGMA accounts, and 5,000 shares of restricted stock currently owned.

(6) This includes 6,000 shares currently owned directly by Mr. Dusenberry and options exercisable within 60 days of March 7, 2013 to purchase 44,000 shares at an exercise price of $2.50 per share.

(7) This includes options exercisable by Mr. Friedman within 60 days of March 7, 2013 to purchase 20,000 shares at an exercise price of $2.50 per share.

(8) This includes 200,000 shares currently owned directly by Mr. Ligotti and options exercisable within 60 days of March 7, 2013 to purchase 50,000 shares at an exercise price of $2.50 per share.

(9) This includes options exercisable by Mr. Nowicki within 60 days of March 7, 2013 to purchase 20,000 shares at an exercise price of $2.50 per share.

(10) This includes 222,929 shares currently owned directly by Mr. Stevens and options exercisable within 60 days of March 7, 2013 to purchase 50,000 shares at an exercise price of $2.50 per share.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Compensation Table

The following table summarizes compensation earned by or paid to our principal executive officer and our other executive officers for our last two completed fiscal years. No other executive officer received total annual salary and bonus equal to or in excess of $100,000 during those periods.

Summary Compensation Table*

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Total ($)
T. Michael Ansley	2012	185,000	35,000	-	220,000
President and CEO	2011	180,000	30,000	-	210,000
David G. Burke	2012	175,000	30,000	-	330,000
Chief Financial Officer	2011	170,000	25,000	125,000	195,000
Jason T. Curtis	2012	160,000	25,000	-	185,000
Chief Operating Officer	2011	120,000	20,000	-	140,000

*
Refer to Note 7 in the Notes to Consolidated Financial Statements section for the nine month period ended September 23, 2012 for details on the assumptions used in the valuation of stock and option awards.

Base Salary and Bonus

Consistent with our objective of attracting and retaining highly qualified and experienced employees, we establish base salary ranges for our executive officers that are intended to be competitive for comparable positions. Base salary data for comparable industry positions are reviewed annually from survey data obtained from the Chain Restaurant Executive Compensation Report prepared by HVS Executive Search and Nations Restaurant News and other pertinent sources.  Annual salary increases are tied to objective performance-based criteria established by the Compensation Committee.

The following table sets forth certain information for our executive officers concerning unexercised options, stock that has not vested, and equity incentive plan awards as of December 30, 2012.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
T. Michael Ansley	30,000 20,000	0 10,000	2.50	7/30/13 7/30/16	0	0
David G. Burke	30,000 20,000	0 10,000	2.50	7/30/13 7/30/16	16,667	81,668
Jason T. Curtis	0	0	0	--	0	0

*
Refer to Note 7 in the Notes to Consolidated Financial Statements section for the nine month period ended September 23, 2012 for details on the assumptions used in the valuation of stock and option awards.

(1)	Each of the options vest at a rate of 10,000 shares per year, on the anniversary of the grant date, over a three-year period.

Directors and Compensation*

The table below provides information regarding the compensation of our directors for our fiscal year ending December 30, 2012.

Name (1) (2)	Fees Earned or Paid in Cash ($)	Total ($)
Jay Alan Dusenberry	0	0
Philip Friedman	18,000	18,000
David Ligotti	0	0
Joseph M. Nowicki	18,000	18,000
Gregory J. Stevens	0	0

*
Refer to Note 7 in the Notes to Consolidated Financial Statements section for the nine month period ended September 23, 2012 for details on the assumptions used in the valuation of stock and option awards.

(1)
Compensation information for T. Michael Ansley, President and CEO, and David G. Burke, Chief Financial Officer, is fully reflected in the Summary Compensation Table above and, as such, is not repeated here.

(2)
At December 30, 2012, Messrs. Ansley, Burke, Ligotti, and Stevens had outstanding options to purchase 60,000 shares of the Company’s common stock, Mr. Dusenberry had outstanding options to purchase 54,000 shares of the Company’s common stock, and Messrs. Friedman and Nowicki had outstanding options to purchase 30,000 shares of the Company’s common stock.

Long-Term Incentive Plans and Awards

During the 2011 fiscal year, the Company established the Stock Incentive Plan of 2011 (“Stock Incentive Plan”) to attract and retain directors, consultants, and employees and to more fully align their interests with the interests of the Company’s shareholders through the opportunity for increased stock ownership.  The plan permits the grant and award of 750,000 shares of common stock by way of stock options and/or restricted stock.  Stock options must be awarded at exercise prices at least equal to or greater than 100.0% of the fair market value of the shares on the date of grant.  The options will expire no later than 10 years from the date of grant, with vesting terms to be defined at grant date, ranging from a vesting schedule based on performance to a vesting schedule that extends over a period of time as selected by the Compensation Committee of the Board or other committee as determined by the Board.  The Compensation Committee also determines the grant, issuance, retention, and vesting timing and conditions of awards of restricted stock.  The Committee may place limitations, such as continued employment, passage of time, and/or performance measures, on restricted stock.  Awards of restricted stock may not provide for vesting or settlement in full of restricted stock over a period of less than one year from the date the award is made.  The Stock Incentive Plan was approved by our shareholders on May 26, 2011.

On July 18, 2011, the Compensation Committee awarded Chief Financial Officer David G. Burke 25,000 shares of restricted stock under the Stock Incentive Plan.  The shares vest in equal annual installments over a three year period and will be fully vested after July 18, 2014.  The shares are subject to additional restrictions on transferability and conditions of forfeiture in accordance with the Stock Incentive Plan.

Compensation of Directors

On July 31, 2010, prior to adoption of the Stock Incentive Plan, each member of the Board was granted options to purchase up to 30,000 shares of our common stock in return for their services as directors. Under the terms of the stock option agreements, they received the option to purchase 10,000 shares in each of the first three years of their terms as directors. If they resign their position during that period, their options will not vest. Once vested, the options will allow the directors to purchase our common stock for $2.50 per share. The options will expire six years from the date of grant.

Effective March 1, 2011, the Company entered into a consulting agreement with P. Friedman & Associates, Inc., a business consultancy of which Mr. Philip Friedman, a member of the Company’s Board, is President and an equity owner.  The consulting agreement was for a term of one year and provided that P. Friedman & Associates would provide specialized consulting services to the Company in the areas of retail restaurant management, operation, and development.  The Company compensated P. Friedman and Associates $18,000 per annum, payable in 12 equal monthly installments, for its services during the term of the agreement.  Following expiration of the consulting agreement on March 1, 2012, the Board approved the payment of cash compensation to Mr. Friedman in consideration for his Board service in the amount of $1,500 per month.

Effective July1, 2011, the Board approved the payment of cash compensation to Joseph M. Nowicki in consideration for his service as Audit Committee Chair in the amount of $1,500 per month.

Performance Bonus Plan and Short-Term Bonus Plan

On March 7, 2013, the Board approved a Performance Bonus Plan (the “Bonus Plan”) which will be administered by the Compensation Committee (the “Committee”). The Bonus Plan is designed to provide an incentive in the form of a cash bonus award to certain key executives of the Company. Under the terms of the Bonus Plan, each calendar year the Committee (or its designees) will determine within 90 days of January 1 the employees who will participate in the Bonus Plan and the performance goals that those employees must satisfy to earn the target award established by the Committee.

Performance goals are to be selected by the Committee based upon one or more of the following performance criteria: (i) financial results for the Company as a whole or as a business unit, such as net earnings or net income (before or after taxes), earnings per share, net revenues, gross revenues, net operating profit (before or after taxes), and earnings before or after taxes, interest, depreciation and/or amortization (EBITDA); and (ii) criteria related to restaurant growth (either in the aggregate or by type of restaurant). The Committee may also establish individual goals for an employee relating to his or her individual performance.

Target awards payable under the Bonus Plan are expressed as either a percentage of base salary or a fixed dollar amount. The Committee must establish in writing a formula for determining the percentage of the target award that may be payable based upon the level of attainment of the performance goals for the year. In establishing the formula, the Committee may assign different weights to the various performance criteria, and such weights may also differ from employee to employee.

On March 7, 2013, the Board also adopted a Short-Term Incentive Program for its 2013 fiscal year (the “Short-Term Plan”). The Short-Term Plan is designed to pay an annual cash bonus to members of the Company’s executive team, with such bonus to be based upon a combination of corporate financial goals (EBITDA and same store sales) and strategic/individual goals. Four named executive officers will participate in the Short-Term Plan: Michael Ansley, Chairman, President, and Chief Executive Officer; David Burke, Chief Financial Officer and Treasurer; Jason Curtis, Chief Operating Officer; and Ioana Ben-Ezra, Chief Compliance Officer and Controller. The 2013 target bonus for each of these named executive officers is $129,000, $80,000, $74,000, and $36,000, respectively.

Employment Contracts, Termination of Employment, Change-in-Control Arrangements

There are no employment or other contracts or arrangements with officers.  There are no compensation plans or arrangements, including payments to be made by the Company with respect to the officers, directors, employees or consultants of the Company that would result from the resignation, retirement or any other termination of such directors, officers, employees or consultants with the Company. There are no arrangements for directors, officers, employees or consultants that would result from a change in control of the Company.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions that occurred on or were in effect after December 27, 2010: (i) to which we have been a party; (ii) in which the amount involved exceeded $120,000; and (iii) in which any of our executive officers, directors or beneficial holders of more than 5.0% of our capital stock had or will have a direct or indirect material interest.

Accounting Services

David Ligotti is a member of our Board and the owner and operator of Oakwood, a provider of accounting and consulting services.  Oakwood provides accounting and business services to us and we paid Oakwood $267,154 for the nine months ended September 23, 2012.  Fees paid during the years ended December 25, 2011 and December 26, 2010, respectively, were $326,077 and $211,631.  Oakwood has provided these services since our inception.  We believe this relationship is on terms at least as favorable to us as could be obtained from an unrelated third party.
Repayment of Promissory Notes Related to Acquisition of Affiliated Restaurants

We issued promissory notes to T. Michael Ansley totaling $1.3 million for the purchase of his equity in the restaurants acquired by us in fiscal year 2010 in the Affiliates Acquisition.  During fiscal year 2011, we made principal payments totaling $198,955 and interest payments totaling $66,984 on these notes.  Effective April 2, 2012, as a result of a senior secured credit facility with RBS executed by the Company, this debt was paid off in its entirety.

Lease of and Acquisition of Restaurant Locations from Related Party

We lease the location for our Berkley Bagger Dave’s restaurant from TM Apple Company, LLC.  TM Apple is owned 51.0% by T. Michael Ansley, 39.0% by Steve Menker, and 10.0% by Jason T. Curtis.  The lease commenced on January 13, 2008 and runs for a term of fifteen years, with renewal options for three additional five-year terms. T. Michael Ansley is the President, CEO, and Chairman of the Board of Directors and a principal stockholder of DRH.  Jason T. Curtis is the COO and a principal stockholder of DRH.  Steven A. Menker is a stockholder of DRH.  The rental rate under the lease averages to $6,921 per month and total rent payments for fiscal year 2012 were $83,046.  We believe this lease is on terms at least as favorable to us as could be obtained from an unrelated third party.

In December 2012, we entered into a lease with DMM Group, LLC for the lease of the Detroit metropolitan Bagger Dave’s restaurant.  DMM Group is 100.0% owned by T. Michael Ansley.  The lease commenced on November 29, 2012 and the restaurant is scheduled to open in 2013.

On September 25, 2012, we also acquired 100.0% of the membership interests in the Ansley Group for approximately $2.5 million.  As a result of this acquisition, we have acquired full ownership rights in the Clinton Township Property.  The Ansley Group was owned by T. Michael Ansley and Thomas D. Ansley.  T. Michael Ansley is the President, CEO, and Chairman of the Board of DRH and a principal stockholder of the Company.  Thomas D. Ansley is the father of T. Michael Ansley and a principal stockholder of DRH. The disinterested members of the Board concluded that the acquisition of the Ansley Group was completed on terms at least as favorable to the Company as could have been obtained through an arm’s-length transaction.

Guarantee of 2012 Credit Facility

T. Michael Ansley, our CEO, President, and Chairman, has personally guaranteed the September 2012 Credit Facility.

Indemnification Agreements

We expect to enter into indemnification agreements with each of our directors and executive officers.  Each indemnification agreement will provide that, subject to limited exceptions, and among other things, we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director or officer.

Procedure for Review, Approval or Ratification of Transactions with Related Persons

The Audit Committee of the Board is responsible for evaluating the appropriateness of all related-party transactions.

The Audit Committee has adopted written policies and procedures for the Audit Committee to review and approve or ratify related-party transactions with the Company.  These transactions include transactions that must be disclosed under the SEC rules in filings with the SEC.

Transactions that are deemed immaterial under SEC disclosure requirements are excluded from the review process.

Criteria for Audit Committee approval or ratification of related-party transactions include:

●	whether the transactions are on terms no less favorable to the Company than terms generally available from an unrelated third party;

●	the extent of the related party’s interest in the transaction;

●	whether the transaction would interfere with the performance of the officers’ or directors’ duties to the Company;

●
in the case of a transaction involving a non-employee director, whether the transaction would disqualify the director from being deemed independent under the NASDAQ Stock Market listing requirements; and

●	such other factors that the Audit Committee deems appropriate under the circumstances.

DESCRIPTION OF CAPITAL STOCK

The following discussion is a summary of the terms of our capital stock, our Articles and Bylaws and certain applicable provisions of Nevada law.  Copies of our Articles and Bylaws are exhibits to the registration statement of which this prospectus is a part.

General

We are authorized to issue 110,000,000 shares of capital stock consisting of 100,000,000 shares of $0.0001 par value common stock and 10,000,000 shares of $0.0001 par value preferred stock.

Common Stock

General. We have 100,000,000 authorized shares of common stock, par value $0.0001 per share, 18,942,472 of which are issued and outstanding prior to this offering. All shares of common stock currently outstanding are validly issued, fully paid and non-assessable, and all shares which are the subject of this prospectus, when issued and paid for pursuant to this offering, will be validly issued, fully paid and non-assessable.

Voting Rights. Each share of our common stock entitles the holder thereof to one vote, either in person or by proxy, at meetings of stockholders. Our Board is elected annually at each annual meeting of the stockholders.  See “Principal Stockholders” and “Risk Factors.”

Dividend Policy. All shares of common stock are entitled to participate ratably in dividends when, as and if declared by our Board out of the funds legally available therefor.  Any such dividends may be paid in cash, property or additional shares of common stock.  We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business and that no dividends on the shares of common stock will be declared in the foreseeable future.  Any future dividends will be subject to the discretion of our Board and will depend upon, among other things, future earnings, our operating and financial condition, our capital requirements, general business conditions and other pertinent facts.  There can be no assurance that any dividends on the common stock will ever be paid.  In addition, our September 2012 Credit Facility restricts our ability to pay dividends.

Miscellaneous Rights and Provisions.  Holders of common stock have no preemptive or other subscriptions rights, conversion rights, redemption or sinking fund provisions.  In the event of the liquidation or dissolution, whether voluntary or involuntary, of DRH, each share of common stock is entitled to share ratably in any assets available for distribution to holders of our equity after satisfaction of all liabilities.

Preferred Stock

Our Board is authorized under our Articles to provide for the issuance of 10,000,000 shares of preferred stock, par value $0.0001 per share, by resolution or resolutions for the issuance of such stock and, by filing a certificate of designations under Nevada law, to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the stockholders.  Any shares of preferred stock so issued are likely to have priority over our common stock with respect to dividend or liquidation rights.  No preferred shares are issued or outstanding as of the date of this prospectus.  The authority of the Board with respect to the preferred stock shall include, but not be limited to, setting or changing the following:

1. the annual dividend rate, if any, on shares of preferred stock, the times of payment and the date from which dividends shall be accumulated, if dividends are to be cumulative;

2. whether the shares of preferred stock shall be redeemable and, if so, the redemption price and the terms and conditions of such redemption;

3. the obligation, if any, of DRH to redeem shares of preferred stock pursuant to a sinking fund;

4. whether shares of preferred stock shall be convertible into, or exchangeable for, shares of stock of any other class or classes and, if so, the terms and conditions of such conversion or exchange, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any;

5. whether the shares of preferred stock shall have voting rights, in addition to the voting rights provided by law, and, if so, the extent of such voting rights;

6. the rights of the shares of preferred stock in the event of voluntary or involuntary liquidation, dissolution or winding-up of DRH; and

7. any other relative rights, powers, preferences, qualifications, limitations or restrictions thereof relating to the preferred stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal.  For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders.  In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock.  Although the Board is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders, the Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock.  The Board does not at present intend to seek stockholder approval prior to any issuance of currently authorized preferred stock, unless otherwise required by law.

Voting Agreement

Effective as of March 8, 2013, T. Michael Ansley, Mark Ansley and Thomas D. Ansley entered into an Amended and Restated Voting Agreement (the “Voting Agreement”), pursuant to which Mark Ansley and Thomas Ansley, the brother and father of Michael Ansley, respectively, granted Michael Ansley irrevocable proxy authority to vote in his sole discretion the shares of common stock of the Company that each of them holds. The irrevocable proxy authority will remain in effect until the Voting Agreement is terminated. The Voting Agreement will expire by its terms on March 8, 2020, or, if earlier, the completion of the dissolution and winding-up of the Company, and may only be amended by the written consent of all parties to the Voting Agreement.

The Voting Agreement does not restrict the ability of either Mark Ansley or Thomas Ansley to transfer any shares owned by either of them, and any third party transferee of shares from either Mark Ansley or Thomas Ansley will not be bound by the Voting Agreement. The Voting Agreement replaces, in its entirety, a prior voting agreement, effective January 31, 2013, between T. Michael Ansley, Mark Ansley, Thomas D. Ansley, Jason Curtis, and Steven Menker.  The Voting Agreement was amended and restated in order to consolidate voting authority and provide for voting expediency among family members only, allowing Jason Curtis and Steve Menker to be released from the agreement to vote their shares independently.

Limited Public Market for our Common Stock

There is presently a minimal, relatively inactive market for our common stock. We have applied for listing of our common stock on the NASDAQ Capital Market.  However, we can provide no assurance that our shares will be traded on the NASDAQ Capital Market or, if traded, that a public market will materialize.

Stockholders of our Common Shares

As of December 31, 2012, we have 382 holders of record of our outstanding shares of common stock.

Expenses of Registration

We will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of our common stock.

Anti-takeover Provisions

Our Bylaws provide that we are not subject to Nevada Revised Statutes Sections 78.378 to 78.3793, which generally place certain limitations on acquisitions by or combinations with controlling stockholders.

Articles of Incorporation and Amended and Restated Bylaws Provisions

Provisions of our Articles and Bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our Articles and Bylaws:

●	provide that the authorized number of directors may be changed only by resolution of the Board;

●
provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

●
provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

● ●
do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

authorize the Board, acting by majority vote, to amend portions of the Bylaws adopted by the stockholders, except to the extent the stockholders have specified portions of the Bylaws that cannot be amended by the Board;

●
provide that special meetings of our stockholders may be called only by the chairman of the Board, our CEO, the Board pursuant to a resolution adopted by a majority of the total number of authorized directors or holders of shares entitled to cast not less than 25.0% of the votes at the meeting; and

●	authorize our Board to issue, without further action by the stockholders, up to 10,000,000 shares of preferred stock and to determine the preferences, rights, and powers of such shares.

Transfer agent and registrar

The transfer agent and registrar for our common stock is Fidelity Transfer Company, 8915 S. 700 E, Suite 102, Sandy, Utah.

Listing

We have applied to have our shares of common stock approved for listing on the NASDAQ Capital Market under the symbol “BAGR”.  Our common stock is currently traded on the OTCQB under the symbol “DFRH”.

DESCRIPTION OF INDEBTEDNESS

On September 25, 2012, DRH, together with its wholly-owned subsidiaries, entered into the September 2012 Credit Facility. The September 2012 Credit Facility consists of a $37.0 million term loan (the “Term Loan”), a $10.0 million development line of credit, and a $1.0 million revolving line of credit.

We immediately used approximately $15.2 million of the Term Loan to refinance existing outstanding debt with RBS and used approximately $3.3 million of the Term Loan to refinance and term out the outstanding balance of the existing development line of credit loan between the Company and RBS.  Additionally, on September 25, 2012 we used approximately $14.7 million of the Term Loan to complete the acquisition of the 2012 Acquired Entities and approximately $2.5 million of the Term Loan to purchase 100.0% of the membership interests in the Ansley Group.  We used the remaining balance of the Term Loan, approximately $1.3 million, to pay the fees, costs and expenses associated with the above acquisitions and the September 2012 Credit Facility.

Under the Term Loan, payments of principal are calculated based upon an 84-month straight-line amortization schedule, with monthly principal payments of $440,476 plus accrued interest.  The interest rate for the Term Loan is LIBOR plus an applicable margin, which ranges from 2.5% to 3.7% depending on the lease adjusted leverage ratio defined in the terms of the loan agreement.  The entire remaining outstanding principal and accrued interest on the Term Loan is due and payable on the Term Loan maturity date of September 25, 2017. In addition, our September 2012 Credit Facility restricts our ability to pay dividends.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been a limited and relatively inactive public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of shares of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our shares of common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of March 7, 2012, upon completion of this offering,              shares of common stock will be outstanding, assuming no exercise of options, including 140,000 shares registered in our initial public offering.  The 140,000 shares sold in the initial public offering and the shares sold in this offering will be freely tradable unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Except as set forth below, the             remaining shares of common stock outstanding after this offering will be “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be subject to lock-up agreements.  These remaining shares will generally become available for sale in the public market as follows:

●	no restricted shares will be eligible for immediate sale upon the closing of this offering;

●	shares will be eligible for sale after 90 days from the date of this prospectus;

●	shares will be eligible for sale upon expiration of the lock-up agreements 181 days after the date of this prospectus, assuming no extension pursuant to the lock-up agreements; and

●
the remainder of the restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods, subject to any volume limitations applicable to their holders, but could be sold earlier if the holders exercise any available registration rights.

Rule 144

In general, under Rule 144 as currently in effect, a person or persons who is an affiliate, or whose shares are aggregated and who owns shares that were acquired from the issuer or an affiliate at least six months ago, would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1.0% of our then outstanding common shares, which would be approximately              common shares immediately after this offering, or (ii) an amount equal to the average weekly reported volume of trading in our common shares on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us.

A person or persons whose common shares are aggregated, and who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale, may sell restricted securities in reliance on Rule 144(b)(1) without regard to the limitations described above, subject to our compliance with Exchange Act reporting obligations for at least three months before the sale, and provided that six months have expired since the date on which the same restricted securities were acquired from us or one of our affiliates, and provided further that such sales comply with the current public information provision of Rule 144 (until the securities have been held for one year). As defined in Rule 144, an “affiliate” of an issuer is a person that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

Rule 701

Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement.  Most of our team members, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701.

Lock-Up Agreements

We, our directors and executive officers, and each of our shareholders holding at least 5.0% of our outstanding common stock as of the date of this prospectus have entered into lock-up agreements with the underwriter prior to the commencement of this offering pursuant to which we and each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this final prospectus, may not, without the prior written consent of the underwriter, (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our common shares (including, without limitation, common shares which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common shares or such other securities, in cash or otherwise.  These lock-up restrictions may be extended in specified circumstances and are subject to exceptions specified in the lock-up agreements. For additional information, see the section entitled “Underwriting.”

Equity Incentive Plan

In 2011, we established the Stock Incentive Plan to attract and retain directors, consultants, and team members and to more fully align their interests with the interests of our stockholders through the opportunity for increased stock ownership.  The plan permits the grant and award of 750,000 shares of common stock by way of stock options and/or restricted stock.  Stock options must be awarded at exercise prices at least equal to or greater than 100.0% of the fair market value of the shares on the date of grant.  The options will expire no later than 10 years from the date of grant, with vesting terms to be defined at grant date, ranging from a vesting schedule based on performance to a vesting schedule that extends over a period of time as selected by the Compensation Committee of the Board or other committee as determined by the Board (the “Committee”).  The Committee also determines the grant, issuance, retention, and vesting timing and conditions of awards of restricted stock.  The Committee may place limitations, such as continued employment, passage of time, and/or performance measures, on restricted stock.  Awards of restricted stock may not provide for vesting or settlement in full of restricted stock over a period of less than one year from the date the award is made.  The Stock Incentive Plan was approved by our stockholders on May 26, 2011.

During fiscal 2011, on March 1, 2012, and on June 20, 2012, restricted shares were issued to certain team members at a weighted-average grant date fair value of $5.00, $3.10 and $5.00, respectively.  Restricted shares are granted with a per share purchase price at 100.0% of the fair market value on the date of grant. Stock-based compensation expense will be recognized over the expected vesting period in an amount equal to the fair market value of such awards on the date of grant.

The following table presents the restricted stock transactions as of September 23, 2012:

Number of Restricted Stock Shares
Unvested, December 25, 2011	60,400
Granted	29,300
Vested	(20,600)
Expired/Forfeited	(12,300)
Unvested, September 23, 2012	56,800

The following table presents the restricted shares transactions as of September 25, 2011:

Number of Restricted Stock Shares
Unvested, December 26, 2010	-
Granted	60,800
Vested	-
Expired/Forfeited	(200)
Unvested, September 25, 2011	60,600

Under the Stock Incentive Plan, there are 693,200 shares available for future awards at September 23, 2012.

On July 30, 2007, we granted options for the purchase of 150,000 shares of common stock to the members of the Board.  These options vest ratably over a three-year period and will expire six years from issuance.  At September 23, 2012, these options are fully vested and can be exercised at a price of $2.50 per share.

On July 31, 2010, prior to the Stock Incentive Plan, DRH granted options for the purchase of 210,000 shares of common stock to the directors of the Company.  These options vest ratably over a three-year period and expire six years from issuance.  Once vested, the options can be exercised at a price of $2.50 per share.

Stock-based compensation of $58,480 and $21,981 was recognized, during the three-month period ended September 23, 2012 and September 25, 2011, respectively, as restaurant compensation costs and general and administrative expenses in the consolidated statements of operations and as additional paid-in capital on the consolidated statement of stockholders’ equity to reflect the fair value of shares vested.  Stock-based compensation for the nine-months ended September 23, 2012 and September 25, 2011 was $165,427 and $65,944, respectively.  The fair value of stock options is estimated using the Black-Scholes model.  The fair value of unvested shares is $65,944 as of September 23, 2012.  The fair value of the unvested shares will be amortized ratably over the remaining vesting term.  The valuation methodology used an assumed term based upon the stated term of three years and a risk-free rate of return represented by the U.S. 5-year Treasury Bond rate and volatility factor based on guidance as defined in FASB ASC 718, Compensation–Stock Compensation.  A dividend yield of 0% was used because we have never paid a dividend and does not anticipate paying dividends in the reasonably foreseeable future.

In October 2009, one member of the Board exercised 6,000 vested options at a price of $2.50 per share.  Consequently, at September 23, 2012, 354,000 shares of authorized common stock are reserved for issuance to provide for the exercise of the stock options.

UNDERWRITING

The underwriter named below has agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite its name below.  The underwriter is committed to purchase and pay for all of the shares if any are purchased.

Underwriter	Number of Shares

Dougherty & Company LLC

The underwriter has advised us that it proposes to offer the shares to the public at $         per share.  The underwriter proposes to offer the shares to certain dealers at the same price less a concession of not more than $       per share.  The underwriter may allow and the dealers may reallow a concession of not more than $        per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriter.

We have granted to the underwriter an option to purchase up to an additional            shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth in the table below.  The underwriter may exercise this option any time during the 45-day period after the date of this prospectus, but only to cover overallotments, if any.

The following table summarizes the underwriting discounts and commissions that we will pay to the underwriter. These amounts are shown assuming both no exercise and full exercise of the over-allotment option. In addition to the underwriting discount, we have agreed to reimburse the underwriter for its reasonable out-of-pocket accountable fees and expenses in connection with this offering, up to a maximum of $125,000. The fees and expenses are estimated to be $             . We also granted the underwriter a right of first refusal to act, at a minimum, as a co-manager and/or co-placement agent with at least 30.0% of the gross economics for any and all future public or private equity or debt offerings whereby we utilize an investment banking firm. This right of first refusal will be effective only for the nine-month period following the successful completion of this offering. The fees and expenses of the underwriter that we have agreed to reimburse are not included in the underwriting discounts set forth in the table below.

	Total with no over-allotment	Total, with over-allotment
Underwriting discount to be paid to the underwriter by us

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be $            .  These expenses are payable by us.

We have agreed to indemnify the underwriter against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriter may be required to make in respect of those liabilities.

We and each of our directors and executive officers have agreed to certain restrictions on our ability to sell additional shares of our common stock for a period of 180 days after the date of this prospectus. We have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of Dougherty & Company LLC.  The agreements provide exceptions for (i) sales to underwriter pursuant to the purchase agreement, (ii) sales in connection with the exercise of options granted and (iii) certain other exceptions.

To facilitate the offering, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering.  Specifically, the underwriter may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us.  The underwriter may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the overallotment option granted to the underwriter.  In addition, the underwriter may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids.  If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise.  The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock.  The magnitude or effect of any stabilization or other transactions is uncertain.  These transactions may be effected on the NASDAQ Capital Market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriter (and selling group members) may also engage in passive market making transactions in the common stock on the NASDAQ Capital Market.  Passive market making consists of displaying bids on the NASDAQ Capital Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow.  Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid.  Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

The underwriter may facilitate the marketing of this offering online directly or through one of its affiliates.  In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, place orders online or through their financial advisors.

Affiliations

The underwriter or its affiliates from time to time may in the future provide investment banking, commercial lending and financial advisory services to us and our affiliates in the ordinary course of business.  The underwriter and its affiliates, as applicable, will receive customary compensation and reimbursement of expenses in connection with such services.

Determination of Offering Price

Prior to the offering, there has been a limited public market for our common stock on the OTCQB.  The shares of common stock are being offered in anticipation of a more active secondary trading market.  We have applied to have our common stock approved for listing on the NASDAQ Capital Market under the trading symbol “BAGR”.  Consequently, the public offering price for our common stock will be determined by negotiations between us and the underwriter.  Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriter believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that a more active trading market for the common stock will develop and continue after the offering.

Listing

We have applied to have our common stock approved for listing on the NASDAQ Capital Market under the trading symbol “BAGR.”  Our common stock is currently traded on the OTCQB under the symbol “DFRH”.

LEGAL MATTERS

Dickinson Wright PLLC, Troy, Michigan, will pass upon the validity of our shares of common stock offered by this prospectus on behalf of the Company.  Certain legal matters in connection with this offering will be passed upon for the underwriter by Fredrikson & Byron, P.A., Minneapolis, Minnesota.

EXPERTS

The consolidated financial statements included in this prospectus and registration statement as of and for the fiscal year ended December 26, 2010 have been audited by Silberstein Ungar, PLLC, an independent registered public accounting firm, as stated in their report.  The consolidated financial statements included in this prospectus and registration statement as of and for the fiscal year ended December 25, 2011 have been audited by BDO USA, LLP, an independent registered public accounting firm, as stated in their report.  Such financial statements have been included in reliance upon the reports of such firms given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our shares of common stock offered hereby.  This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto.  Some items are omitted in accordance with the rules and regulations of the SEC.  For further information with respect to us and the shares of common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith.  Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document.  With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved.  A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and copies of these materials may be obtained from those offices upon the payment of the fees prescribed by the SEC.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.  The SEC maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.  The address of the SEC’s website is www.sec.gov.

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and, therefore, we file periodic reports, proxy statements, and other information with the SEC.

We maintain an Internet website address at www.diversifiedrestaurantholdings.com.  We make available, free of charge through our website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as they are reasonably available after these materials are electronically filed with or furnished to the SEC. These materials are also accessible on the SEC’s website at www.sec.gov.

Our website also features a hyperlink to a portion of the SEC’s website where all of the reports we have filed with or furnished to the SEC may be accessed free of charge.  None of the other information found on our website is incorporated into this prospectus or any other report we file with, or furnish to, the SEC.  We assume no obligation to update or revise forward looking statements in this Form 10-K, whether as a result of new information, future events or otherwise, unless we are required to do so by law.

FINANCIAL STATEMENTS OF BUSINESSES ACQUIRED	PAGE

AUDITED COMBINED BALANCE SHEETS OF BREWSTERS, INC, BUFFALOVILLE, INC., CAL CITY WINGS, INC., CROWN WINGS, INC., LANSING WINGS, INC., LINCOLN PARK WINGS, INC., HAMMOND WINGS, INC., VALPO WINGS, INC., AND HOMEWOOD WINGS, INC. AS OF DECEMBER 31, 2011 AND 2010 AND THE RELATED COMBINED STATEMENTS OF OPERATIONS, STOCKHOLDERS’ EQUITY, AND CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010 AND THE NOTES TO THE COMBINED FINANCIAL STATEMENTS RELATED THERETO
F-43

UNAUDITED INTERIM COMBINED BALANCE SHEET OF BREWSTERS, INC, BUFFALOVILLE, INC., CAL CITY WINGS, INC., CROWN WINGS, INC., LANSING WINGS, INC., LINCOLN PARK WINGS, INC., HAMMOND WINGS, INC., VALPO WINGS, INC., AND HOMEWOOD WINGS, INC. AND THE UNAUDITED INTERIM COMBINED STATEMENTS OF OPERATIONS, STOCKHOLDERS’ EQUITY AND CASH FLOWS FOR THE THREE QUARTERS ENDED SEPTEMBER 30, 2012 AND 2011 AND THE NOTES TO THE UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS RELATED THERETO
F-55

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF SEPTEMBER 23, 2012 AND THE RELATED UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 25, 2011 AND THE NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS RELATED THERETO
F-61

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Diversified Restaurant Holdings, Inc. and Subsidiaries
Southfield, Michigan

We have audited the accompanying consolidated balance sheet of Diversified Restaurant Holdings, Inc. and Subsidiaries as of December 25, 2011 and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diversified Restaurant Holdings, Inc. and Subsidiaries at December 25, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Troy, Michigan
April 10, 2012

Silberstein Ungar, PLLC

CPAs and Business Advisors
phone (248) 203-0080
fax (248) 281-0940
30600 Telegraph Road, Suite 2175
Bingham Farms, MI 48025
www.sucpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Diversified Restaurant Holdings, Inc.
Southfield, MI

We have audited the accompanying consolidated balance sheet of Diversified Restaurant Holdings, Inc. and Subsidiaries as of December 26, 2010, and the related consolidated statements of operation, changes in stockholders’ equity (deficit) and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diversified Restaurant Holdings, Inc. and Subsidiaries as of December 26, 2010 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Silberstein Ungar, PLLC
Silberstein Ungar, PLLC
Bingham Farms, Michigan

March 28, 2011, except for the restated fully diluted earnings per share as to which the date is April 11, 2011 and except for the effects on the consolidated financial statements discussed in Note 2 as to which the date is April 10, 2012

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 25, 2011 AND DECEMBER 26, 2010

DIVERSIFIED RESTAURANT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 25	December 26
	2011	2010
ASSETS		(as restated)
Current assets
Cash and cash equivalents	$1,537,497	$1,358,381
Accounts receivable - other	20,497	-
Inventory	601,765	339,059
Prepaid assets	207,608	209,708
Other current assets	-	43,348
Total current assets	2,367,367	1,950,496

Deferred income taxes	272,332	607,744
Property and equipment, net - restricted assets of VIE	1,457,770	1,487,993
Property and equipment, net	22,064,544	17,252,599
Intangible assets, net	1,113,997	975,461
Other long-term assets	74,389	80,099

Total assets	$27,350,399	$22,354,392

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
Accounts payable	$1,682,462	$1,388,397
Accrued compensation	760,548	552,379
Other accrued liabilities	649,784	536,733
Current portion of long-term debt (including VIE debt of $89,414)	2,967,135	1,947,676
Current portion of deferred rent	180,480	127,075
Total current liabilities	6,240,409	4,552,260

Deferred rent, less current portion	1,750,017	1,622,943
Other liabilities - interest rate swap	613,999	367,181
Long-term debt, less current portion (including VIE debt of $1,162,377)	16,841,355	15,936,193
Total liabilities	25,445,780	22,478,577

Commitments and contingencies (Notes 10 and 11)

Stockholders' equity (deficit)
Common stock - $0.0001 par value; 100,000,000 shares authorized, 18,936,400 and 18,876,000, respectively, shares issued and outstanding	1,888	1,888
Additional paid-in capital	2,771,077	2,631,304
Retained earnings (accumulated deficit)	(1,253,831)	(3,096,017)
Total DRH stockholders' equity (deficit)	1,519,134	(462,825)

Noncontrolling interest in VIE	385,485	338,640

Total stockholders' equity (deficit)	1,904,619	(124,185)

Total liabilities and stockholders' equity	$27,350,399	$22,354,392

 See accompanying notes to consolidated financial statements.

DIVERSIFIED RESTAURANT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Twelve Months Ended
	December 25	December 26
	2011	2010
		(as restated)
Revenue
Food and beverage sales	$60,657,475	$45,248,018
Franchise royalties and fees	50,000	-
Total revenue	60,707,475	45,248,018

Operating expenses
Food and beverage costs	17,486,880	13,340,619
Compensation costs	17,696,246	13,319,119
General and administrative	14,327,158	10,740,542
Pre-opening	714,330	654,764
Occupancy	3,371,873	2,876,062
Depreciation and amortization	3,479,360	2,689,584
Loss on disposal of property and equipment	31,465	20,965
Total operating expenses	57,107,312	43,641,655

Operating profit	3,600,163	1,606,363

Change in fair value of derivative instruments	(246,818)	(367,181)
Interest expense	(1,137,725)	(1,322,502)
Other income (expense), net	366,497	74,456

Income (loss) before income taxes	2,582,117	(8,864)

Income tax provision (benefit)	586,086	(125,826)

Net income	$1,996,031	$116,962

Less: (Income) loss attributable to noncontrolling interest	$(153,845)	$50,892

Net income attributable to DRH	$1,842,186	$167,854

Basic earnings per share	$0.10	$0.01
Fully diluted earnings per share	$0.10	$0.01

Weighted-average number of common shares outstanding
Basic	18,902,782	18,871,879
Diluted	19,055,500	19,052,969

See accompanying notes to consolidated financial statements.

DIVERSIFIED RESTAURANT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

				Retained
			Additional	Earnings		Total
	Common Stock		Paid-in	(Accumulated	Noncontrolling	Stockholders'
	Shares	Amount	Capital	Deficit)	Interest	Equity (Deficit)

Balances - December 27, 2009	18,626,000	$1,863	$2,356,155	$423,780	$-	$2,781,798

Shares issued for warrants exercised at $1.00 per share	250,000	25	249,975	-	-	250,000

Share-based compensation	-	-	25,174	-	-	25,174

Acquisition of BWW restaurants	-	-	-	(3,134,790)	-	(3,134,790)

Distributions	-	-	-	(552,861)	(40,000)	(592,861)

Initial consolidation of VIE	-	-	-	-	429,532	429,532

Net income (loss)	-	-	-	167,854	(50,892)	116,962

Balances - December 26, 2010, as restated	18,876,000	1,888	2,631,304	(3,096,017)	338,640	(124,185)

Issuances of restricted shares	60,400	-	-	-	-	-

Share-based compensation	-	-	139,773	-	-	139,773

Net income	-	-	-	1,842,186	153,845	1,996,031

Distributions to noncontrolling interest	-	-	-	-	(107,000)	(107,000)

Balances - December 25, 2011	18,936,400	$1,888	$2,771,077	$(1,253,831)	$385,485	$1,904,619

 See accompanying notes to consolidated financial statements.

DIVERSIFIED RESTAURANT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Months Ended
	December 25	December 26
	2011	2010
		(as restated)
Cash flows from operating activities
Net income	$1,996,031	$116,962
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	3,479,360	2,689,584
Loss on disposal of property and equipment	31,465	20,965
Share-based compensation	139,773	25,174
Change in fair value of derivative instruments	246,818	367,181
Deferred income taxes	335,412	(360,990)
Changes in operating assets and liabilities that provided (used) cash
Accounts receivable - other	(20,497)	376,675
Inventory	(262,706)	(31,758)
Prepaid assets	2,100	(57,006)
Other current assets	43,348	(966)
Intangible assets	(215,562)	(82,666)
Other long-term assets	5,710	(51,759)
Accounts payable	294,065	861,246
Accrued liabilities	321,220	414,344
Deferred rent	180,479	261,776
Net cash provided by operating activities	6,577,016	4,548,762

Cash flows from investing activities
Purchases of property and equipment	(8,215,522)	(5,844,883)
Net cash used in investing activities	(8,215,522)	(5,844,883)

Cash flows from financing activities
Proceeds from issuance of long-term debt	4,181,373	4,557,952
Repayments of long-term debt	(2,256,751)	(3,220,688)
Proceeds from issuance of common stock	-	250,000
Distributions	(107,000)	(592,861)
Net cash provided by financing activities	1,817,622	994,403

Net increase (decrease) in cash and cash equivalents	179,116	(301,718)

Cash and cash equivalents, beginning of period	1,358,381	1,660,099

Cash and cash equivalents, end of period	$1,537,497	$1,358,381

See accompanying notes to consolidated financial statements.

DIVERSIFIED RESTAURANT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 25, 20011 AND DECEMBER 26, 2010

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Diversified Restaurant Holdings, Inc. (“DRH”) was formed on September 25, 2006.  DRH and its wholly-owned subsidiaries (collectively referred to as the “Company”), including AMC Group, Inc, (“AMC”), AMC Wings, Inc. (“WINGS”), and AMC Burgers, Inc. (“BURGERS”), develop, own, and operate Buffalo Wild Wings (“BWW”) restaurants located throughout Michigan and Florida and the Company’s own restaurant concept, Bagger Dave’s Legendary Burger Tavern® (“Bagger Dave’s”), as detailed below.  We operate as a single segment for reporting purposes.

The following organizational chart outlines the corporate structure of DRH and its subsidiaries as of December 25, 2011, all of which are wholly-owned by the Company.  A brief textual description of the entities follows the organizational chart.  DRH is incorporated in the State of Nevada.

AMC was formed on March 28, 2007 and serves as the operational and administrative center for the Company. AMC renders management and advertising services to WINGS and its subsidiaries and BURGERS and its subsidiaries. Prior to the February 1, 2010 acquisition (see Note 3 for details), AMC also rendered management and advertising services to nine BWW restaurants affiliated with the Company through common ownership and management control. Services rendered by AMC include marketing, restaurant operations, restaurant management consultation, hiring and training of management and staff, and other management services reasonably required in the ordinary course of restaurant operations.

WINGS was formed on March 12, 2007 and serves as a holding company for its BWW restaurants.  We operate 22 BWW restaurants (14 in Michigan and eight in Florida), with one under construction in Detroit, Michigan.

The Company is economically dependent on retaining its franchise rights with BWLD. As of April 10, 2012, the franchise agreements have specific initial term expiration dates ranging from January 29, 2014 through March 25, 2031, depending on the date each was executed and its initial term.  The franchise agreements are renewable at the option of the franchisor and are generally renewable if the franchisee has complied with the franchise agreement.  When factoring in any applicable renewals, as of April 10, 2012, the franchise agreements have specific expiration dates ranging from January 29, 2019 through March 25, 2046.  The Company is in compliance with the terms of these agreements at April 10, 2012.  The Company is under contract with BWLD to enter into a total of 38 franchise agreements by 2017 (see Note 11 for details).  The Company held an option to purchase the nine affiliated restaurants that were managed by AMC, which it exercised on February 1, 2010 (see Note 3 for details).

BURGERS was formed on March 12, 2007 to own the Company’s Bagger Dave’s restaurants, a full-service, ultra-casual dining concept developed by the Company. BURGERS' subsidiaries own restaurants currently in operation in Berkley, Ann Arbor, Novi, Brighton, East Lansing, and Cascade Township (Grand Rapids), Michigan.  As of April 10, 2012, construction has commenced on two additional Bagger Dave’s locations – one in Grandville, Michigan and the other in Holland, Michigan.  BURGERS also has a wholly-owned subsidiary named Bagger Dave's Franchising Corporation that was formed to act as the franchisor for the Bagger Dave's concept. We have filed for rights to franchise in Michigan, Ohio, Indiana, Illinois, Wisconsin, Kentucky, and Missouri, and have contracted an area development agreement for six units to be developed.  The first franchised unit is scheduled to open in the second or third quarter of 2012.

We follow accounting standards set by the Financial Accounting Standards Board (“FASB”). The FASB sets generally accepted accounting principles (“GAAP”) that we follow to ensure we consistently report our financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification (“Codification” or “ASC”). The FASB finalized the Codification effective for periods ending on or after September 15, 2009.

Principles of Consolidation

The consolidated financial statements include the accounts of DRH, its wholly-owned subsidiaries, and Ansley Group, LLC, a real estate entity under common control which is consolidated in accordance with FASB guidance related to variable interest entities.  All significant intercompany accounts and transactions have been eliminated upon consolidation.

We consolidate all variable-interest entities (VIEs) where we are the primary beneficiary.  For VIEs, we assess whether we are the primary beneficiary as prescribed by the accounting guidance on the consolidation of VIEs.  The primary beneficiary of a VIE is the party that has the power to direct the activities that most significantly impact the performance of the entity and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the entity.  We consolidated Ansley Group, LLC because we lease and maintain substantially all of its assets to operate our Clinton Township, Michigan BWW restaurant and we guarantee all of its debt.  See Note 2 for details.

Fiscal Year

The Company utilizes a 52- or 53-week accounting period that ends on the last Sunday in December. Consequently, fiscal year 2011 ended on December 25, 2011, comprising 52 weeks. Fiscal year 2010 ended on December 26, 2010, comprising 52 weeks.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and demand deposits in banks. The Company considers all highly-liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company, at times throughout the year, may, in the ordinary course of business, maintain cash balances in excess of federally-insured limits. Management does not believe the Company is exposed to any unusual risks on such deposits.

Revenue Recognition

Revenues from food and beverage sales are recognized and generally collected at the point of sale. All sales taxes are presented on a net basis and are excluded from revenue.

The Company’s existing Bagger Dave’s franchise agreements have terms of 15 years. We provide the use of the Bagger Dave’s trademarks, system, training, preopening assistance, and restaurant operating assistance in exchange for area development fees, franchise fees, and royalties of 5.0% of a restaurant’s sales.

Franchise fee revenue from individual franchise sales is recognized upon the opening of the franchised restaurant when all material obligations and initial services to be provided by the Company have been performed.  Area development fees are dependent upon the number of restaurants in the territory, as are our obligations under the area development agreement.  Consequently, as obligations are met, area development fees are recognized proportionally with expenses incurred with the opening of each new restaurant and any royalty-free periods.  Royalties are accrued as earned and are calculated each period based on restaurant sales.

Accounts Receivable

Accounts receivable were stated at the amount management expects to collect from outstanding balances. Balances that are outstanding after management has used reasonable collection efforts are written off with a corresponding charge to bad debt expense.  Management does not believe any allowances for doubtful accounts were necessary at December 25, 2011.

Gift Cards

Buffalo Wild Wings
The Company records gift cards under a BWLD central-wide program.  Gift cards sold are recorded as a gift card liability.  When redeemed, the gift card liability account is offset by recording the transaction as revenue.  Under this centralized system, any breakage would be recorded by Blazin Wings, Inc., a subsidiary of BWLD, and is subject to the breakage laws in the state of Minnesota, where Blazin Wings, Inc. is located.

Bagger Dave’s
The Company records Bagger Dave's gift card sales as a gift card liability when sold.  When redeemed, the gift card liability account is offset by recording the transaction as revenue.  Michigan law states that gift cards cannot expire and any post-sale fees cannot be assessed until five years after the date of gift card purchase by the consumer. There is no breakage attributable to Bagger Dave's restaurants for the Company to record as of December 25, 2011 and December 26, 2010.

The Company's gift card liability was $146,898 and $109,422 at December 25, 2011 and December 26, 2010, respectively, and is included in other accrued liabilities on the consolidated balance sheets.

Deferred Rent

Certain operating leases provide for minimum annual payments that increase over the life of the lease. Typically, leases have an initial lease term of between 10 and 15 years and contain renewal options under which we may extend the terms for periods of two to five years. The aggregate minimum annual payments are expensed on a straight-line basis commencing at the start of our construction period and extending over the term of the related lease, without consideration of renewal options. The amount by which straight-line rent exceeds actual lease payment requirements in the early years of the lease is accrued as deferred rent liability and reduced in later years when the actual cash payment requirements exceed the straight-line expense. The Company also accounts, in its straight-line computation, for the effect of any “rental holidays”, “free rent periods”, and “landlord incentives or allowances”.

Inventory

Inventory, which consists mainly of food and beverage products, is accounted for at the lower of cost or market using the first in, first out method of inventory valuation.

Prepaid Expenses and Other Assets

Prepaid assets consist principally of prepaid insurance and are recognized ratably as operating expense over the period covered by the unexpired premium. Other assets consist primarily of intangible assets. Amortizable intangible assets consist principally of franchise fees, trademarks, and loan fees and are deferred and amortized to operating expense on a straight-line basis over the term of the related underlying agreements or to approximate the effective interest method based on the following:

Franchise fees	10 to 20 years
Trademarks	15 years
Loan fees	loan term

Liquor licenses, also a component of intangible assets, are deemed to have an indefinite life and, accordingly, are not amortized. Management reviews indefinite-lived assets on an annual basis (at year end) to determine whether carrying values have been impaired. During the periods ended December 25, 2011 and December 26, 2010, respectively, no impairments relating to intangible assets with finite or indefinite lives were recognized.

Property and Equipment

Property and equipment are recorded at cost. Major improvements and renewals are capitalized. Land is not depreciated. Buildings are depreciated using the straight-line method over the estimated useful life, which is typically 39 years. Equipment and furniture and fixtures are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements, which include the cost of improvements funded by landlord incentives or allowances, are amortized using the straight-line method over the lesser of the term of the lease, with consideration of renewal options if renewals are reasonably assured because failure to renew would result in an economic penalty, or the estimated useful lives of the assets, which is typically 5 - 15 years. Maintenance and repairs are expensed as incurred.  Upon retirement or disposal of assets, the cost and accumulated depreciation are eliminated from the respective accounts and the related gains or losses are credited or charged to earnings.

Restaurant construction in progress is not amortized or depreciated until the related assets are placed into service. The Company capitalizes, as restaurant construction in progress, costs incurred in connection with the design, build out, and furnishing of its restaurants. Such costs consist principally of leasehold improvements, directly related costs such as architectural and design fees, construction period interest (when applicable), and equipment, furniture and fixtures not yet placed in service.

The Company reviews property and equipment, along with other long-lived assets subject to amortization, for impairment whenever events or changes in circumstances indicate that a potential impairment has occurred.  During the years ended December 25, 2011 and December 26, 2010, respectively, there were no impairments recorded.

Advertising

Advertising expenses associated with contributions to the national BWW advertising fund are expensed as contributed and all other advertising expenses are expensed as incurred. Advertising expenses were $2,732,683 and $2,064,802 for the years ended December 25, 2011 and December 26, 2010, respectively, and is included in general and administrative expenses in the consolidated statement of operations.

Pre-opening Costs

Pre-opening costs are those costs associated with opening new restaurants and will vary based on the number of new locations opening and under construction. These costs are expensed as incurred. Pre-opening costs were $714,330 and $654,764 for the years ended December 25, 2011 for and December 26, 2010, respectively.

Income Taxes

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

On January 1, 2007, the Company adopted the provisions ASC 740 regarding the accounting for uncertainty in income taxes. There was no impact on the Company's consolidated financial statements upon adoption.

Ansley Group LLC is a partnership and, as a result, the federal taxable income or loss of Ansley Group, LLC will be included in the respective partners’ income tax returns.

Earnings Per Common Share

Earnings per share are calculated under the provisions of ASC 260, Earnings per Share.  ASC 260 requires a dual presentation of “basic” and "diluted" earnings per share on the face of the income statement. Basic earnings per common share excludes dilution and is computed by dividing the net earnings available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share include dilutive common stock equivalents consisting of stock options determined by the treasury stock method. Restricted stock awards contain nonforfeitable rights to dividends, making such awards participating securities.  The calculation of basic and diluted earnings per share uses an earnings allocation method to consider the impact of restricted stock.  Because of the limited number of restricted shares outstanding, there was no impact on basic or diluted earnings per share in 2011.

Stock Based Compensation

The Company estimates the fair value of stock option awards utilizing the Black-Scholes pricing model.  The fair value of the awards is amortized as compensation expense on a straight-line basis over the requisite service period of the award, which is generally the vesting period.  The fair value of restricted shares is equal to the number of restricted shares issued times the Company’s stock price on the date of grant and is amortized as compensation expense on a straight-line basis over the vesting period.

Concentration Risks

Approximately 76.0% and 80.0% of the Company's revenues for the years ended December 25, 2011 and December 26, 2010, respectively, were generated from food and beverage sales from restaurants located in Michigan.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Interest Rate Swap Agreements

The Company utilizes interest rate swap agreements with a bank to fix interest rates on a portion of the Company’s portfolio of variable rate debt, which reduces exposure to interest rate fluctuations.  The Company does not use any other types of derivative financial instruments to hedge such exposures, not does it use derivatives for speculative purposes.

The interest rate swap agreements do not qualify for hedge accounting. As such, the Company records the change in the fair value of the swap agreements in change in fair value of derivative instruments on the consolidated statements of operations. The Company records the fair value of its interest rate swaps on the balance sheet in other assets or other liabilities depending on the fair value of the swaps. See Note 7 and Note 14 for additional information on the interest rate swap agreements.

Reclassifications

Certain reclassifications have been made to the prior year consolidated financial statements to conform to the current year's presentation.

2.   STAFF ACCOUNTING BULLETIN NO. 108

During the three months ended March 27, 2011, the Company identified an error related to its 2010 accounting for its interest rate swap agreements.  The Company determined that its interest rate swap agreements (as discussed in Note 7), effective May 2010 and September 2010, did not qualify for hedge accounting and, as a result, the change in the fair value of the swap agreements as of December 26, 2010 of $367,181 should have been reflected in the consolidated statement of operations as change in fair value of derivative instruments instead of in the consolidated statement of stockholders’ equity.

In addition, during the three months ended March 27, 2011, the Company determined that, as a result of its August 2010 guarantee of the mortgage obligations of Ansley Group, LLC, the Company should have consolidated Ansley Group, LLC into its financial statements as of and for the year ended December 26, 2010 in accordance with FASB guidance related to consolidating variable interest entities.

The Company assessed the materiality of these errors on its December 26, 2010 financial statements in accordance with the SEC’s Staff Accounting Bulletin (“SAB”) No. 99 and concluded that the errors were not material to that period.  The Company also concluded that, had the errors been restated within its financial statements for the year ended December 25, 2011, the impact of such adjustments would have potentially been material to its financial statements.  In accordance with SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, the December 26, 2010 financial statements have been restated to correct these errors.

The impact of the errors on the December 26, 2010 balance sheet is as follows:

	Balances at December 26, 2010
	Previously Reported	Adjustments	As Restated
Cash and cash equivalents	$1,305,031	$53,350	$1,358,381

Property and equipment, net - restricted assets of VIE	-	1,487,993	1,487,993
Other long-term assets	63,539	16,560	80,099

Current portion of long-term debt	1,858,262	89,414	1,947,676
Deferred rent (long-term)	1,722,531	(99,588)	1,622,943
Long-term debt, less current portion	14,706,756	1,229,437	15,936,193

Retained earnings (accumulated deficit)	(2,728,836)	(367,181)	(3,096,017)
Accumulated other comprehensive income (loss)	(367,181)	367,181	-
Noncontrolling interest in VIE	-	338,640	338,640

The impact of the errors on the consolidated statement of operations for the year ended December 26, 2010 is as follows:

	December 26, 2010
	Previously Reported	Adjustments	As Restated
General and administrative	$10,738,464	$2,078	$10,740,542
Occupancy	2,957,902	(81,840)	2,876,062
Depreciation and amortization	2,679,133	10,451	2,689,584
Change in fair value of derivative instruments	-	(367,181)	(367,181)
Interest expense	(1,202,299)	(120,203)	(1,322,502)
Income (loss) before income taxes	409,209	(418,073)	(8,864)
Net income (loss)	535,035	(418,073)	116,962
Net( income) loss attributable to noncontrolling interest	-	50,892	50,892
Net income (loss) attributable to DRH	-	167,854	167,854
Basic earnings (loss) per share	0.03	(0.02)	0.01
Fully diluted earnings (loss) per share	0.02	(0.01)	0.01

Weighted-average number of common shares outstanding
Basic	18,871,879	-	18,871,879
Diluted	29,125,000	(10,072,031)	19,052,969

The impact of the errors on the consolidated statement of stockholders’ equity (deficit) for the year ended December 26, 2010 is as follows:

	December 26, 2010
	Previously Reported	Adjustments	As Restated

Changes to retained earnings (accumulated deficit) category:
Net income	$535,035	$(367,181)	$167,854
Balances - December 26, 2010	(2,728,836)	(367,181)	(3,096,017)

Changes to comprehensive (loss) income category:
Unrealized changes in fair value of cash flow hedges	(367,181)	367,181	-
Balances - December 26, 2010	(367,181)	367,181	-

Changes to noncontrolling interest category:
Distributions	-	(40,000)	(40,000)
Initial consolidation of VIE	-	429,532	429,532
Net income (loss)	-	(50,892)	(50,892)
Balances - December 26, 2010	-	338,640	338,640

Changes to total stockholders' equity (deficit) category:
Unrealized changes in fair value of cash flow hedges	(367,181)	367,181	-
Distributions	(552,861)	(40,000)	(592,861)
Initial consolidation of VIE	-	429,532	429,532
Net income	535,035	(418,073)	116,962
Balances - December 26, 2010	(462,825)	338,640	(124,185)

The impact of the errors on the consolidated statement of cash flows for the year ended December 26, 2010 is as follows:

	December 26, 2010
	Previously Reported	Adjustments	As Restated
Cash flows from operating activities
Net income	$535,035	$(418,073)	$116,962
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,679,133	10,451	2,689,584
Loss on disposal of property and equipment	20,966	(1)	20,965
Change in fair value of derivative instruments	-	367,181	367,181
Deferred rent	260,628	1,148	261,776
Net cash provided by operating activities	4,588,056	(39,294)	4,548,762

Cash flows from investing activities
Purchases of property and equipment	(5,827,947)	(16,936)	(5,844,883)
Net cash used in investing activities	(5,827,947)	(16,936)	(5,844,883)

Cash flows from financing activities
Proceeds from issuance of long-term debt	3,450,746	1,107,206	4,557,952
Repayments of long-term debt	(2,197,325)	(1,023,363)	(3,220,688)
Distributions	(552,861)	(40,000)	(592,861)
Net cash provided by financing activities	950,560	43,843	994,403

Net increase (decrease) in cash and cash equivalents	(289,331)	(12,387)	(301,718)

Cash and cash equivalents, beginning of period	1,594,362	65,737	1,660,099

Cash and cash equivalents, end of period	$1,305,031	$53,350	$1,358,381

In considering whether the Company should amend its previously filed 10-K for 2010, the Company's SAB No. 99 evaluation considered that the interest rate swap has no impact on the liability that was already recorded, would not impact 2010 results from operations, is non-cash in nature, and is not material given the Company's overall volume of activity in 2010.  Regarding consolidation of the Ansley Group, LLC, the impact on the 2010 statement of operations would be insignificant and the 2010 balance sheet impact, disclosed in the table above, is not material given that the restaurant's operating results related to the assets that should have been consolidated were already included in operations and the potential debt obligation was previously disclosed.  In the aggregate, the Company does not believe it is probable that the view of a reasonable investor would have been changed by the correction in 2010 of these items in an amended Form 10-K.  Accordingly, the correction of these errors was made to the 2010 consolidated financial statements amounts and in net property and equipment, long-term debt, earnings per common share, and supplemental cash flows information footnotes in the Company’s Form 10-Q filings for the first, second, and third quarters of 2011 and to the 2010 consolidated financial statements amounts in the Form 10-K as specified in the tables above using the SAB No. 108 approach.

3.  SIGNIFICANT BUSINESS TRANSACTIONS

On February 1, 2010, the Company, through its WINGS subsidiary, acquired nine affiliated BWW restaurants it previously managed (“Affiliates Acquisition”).  The Affiliates Acquisition was approved by resolution of the disinterested directors of the Company, who determined that the acquisition terms were at least as favorable as those that could be obtained through arm’s-length negotiations with an unrelated party.  The Company paid the purchase price for each of the affiliated restaurants to each selling shareholder by issuing an unsecured promissory note for the pro-rata value of the equity interest in the affiliated restaurants.  The promissory notes bear interest at 6.0% per year, mature on February 1, 2016, and are payable in quarterly installments, with principal and interest fully amortized over six years.  In accordance with FASB ASC 805-50, Business Combinations: Transactions Between Entities Under Common Control, the Company accounted for the Affiliates Acquisition, a transaction between entities under common control, as if the transaction had occurred at the beginning of the period (i.e., December 28, 2009) using the historical cost basis of the acquired affiliates. Further, prior year amounts also have been retrospectively adjusted to furnish comparative information while the entities were under common control.

On June 7, 2011, the Company, together with its wholly-owned subsidiaries, entered into a First Amended and Restated Development Line of Credit Agreement (the “DLOC Agreement”) with RBS, N.A. ("RBS").  The DLOC Agreement provides for an $8.0 million credit facility with RBS (the “Credit Facility”).  The Credit Facility consists of a new $7.0 million development line of credit (“DLOC”) and a $1.0 million revolving line of credit (“Revolving Line of Credit”). The Credit Facility is secured by a senior lien on all Company assets.

The Company used the Credit Facility to increase its number of BWW franchise restaurant locations in the states of Michigan and Florida and to develop additional Bagger Dave’s restaurant locations in the Midwest. The DLOC is for a term of 18 months (the “Draw Period”) and amounts borrowed bear interest at between 3.0% to 4.0% over LIBOR as adjusted monthly, depending on the Lease Adjusted Leverage Ratio (as defined in the DLOC). During the Draw Period, the Company may make interest-only payments on the amounts borrowed. The Company may convert amounts borrowed during the Draw Period into one or more term loans bearing interest at 3.0% to 4.0% over LIBOR as adjusted monthly, with principal and interest amortized over seven years (20 years for real estate) and with a maturity date of June 7, 2018. Any amounts borrowed by the Company during the Draw Period that are not converted into a term loan by December 7, 2012, will automatically be converted to a term loan on the same terms as outlined above. The DLOC includes a carrying cost of .25% per year of any available but undrawn amounts, payable quarterly; however, RBS has granted a zero carrying cost on the unused DLOC through December 25, 2011.  The Company also secured a $1.0 million Revolving Line of Credit, which has a maturity date of June 7, 2012.  Advances on the Company’s Revolving Line of Credit must be repaid within ninety consecutive days.

On April 2, 2012, the Company, together with its wholly-owned subsidiaries, entered into a $16.0 million senior secured term loan (“2012 Term Loan”), secured by a senior lien on all Company assets.  The Company will use approximately $15.7 million of the 2012 Term Loan to repay substantially all of its outstanding senior debt and interest rate swap liabilities and the remaining $300,000 for working capital.  See Note 7 for additional information on the 2012 Term Loan.

4. PROPERTY AND EQUIPMENT, NET

Property and equipment are comprised of the following:

	December 25	December 26
	2011	2010
		(as restated)
Land	$469,680	$385,959
Land (restricted assets of VIE)	520,000	520,000
Building	2,745,296	2,255,246
Building (restricted assets of VIE)	1,570,967	1,570,967
Equipment	10,596,964	8,140,417
Furniture and fixtures	3,060,014	2,216,347
Leasehold improvements	19,148,471	13,925,216
Restaurant construction in progress	-	1,247,265

Total	38,111,392	30,261,417
Less accumulated depreciation	(13,955,881)	(10,917,851)
Less accumulated depreciation attributable to restricted assets of VIE	(633,197)	(602,974)

Property and equipment, net	$23,522,314	$18,740,592

Depreciation expense was $3,402,335 and $2,634,657 during the years ended December 25, 2011 and December 26, 2010, respectively.

5. INTANGIBLE ASSETS

Intangible assets are comprised of the following:

	December 25	December 26
	2011	2010
Amortized intangibles
Franchise fees	$303,750	$373,750
Trademark	30,852	7,475
Loan fees	164,429	155,100

Total	499,031	536,325
Less accumulated amortization	(112,271)	(115,246)

Amortized intangibles, net	386,760	421,079

Unamortized intangibles
Liquor licenses	727,237	554,382

Total intangibles	$1,113,997	$975,461

Amortization expense for the years ended December 25, 2011 and December 26, 2010 was $77,025 and $37,470, respectively. As a result of the 2012 Term Loan entered into on April 2, 2012, approximately $100,600 of the Company’s loan fees above will be expensed in 2012.  Based on the current intangible assets and their estimated useful lives, amortization expense for fiscal years 2012, 2013, 2014, 2015 and 2016 is projected to total approximately $49,800 per year.

6. RELATED PARTY TRANSACTIONS

The Affiliates Acquisition (see Note 3) was accomplished by issuing unsecured promissory notes to each selling shareholder that bear interest at 6.0% per year, mature on February 1, 2016, and are payable in quarterly installments of approximately $157,000, with principal and interest fully amortized over six years.  The outstanding balance on the notes is $2,254,657 and $2,801,221 at December 25, 2011 and December 26, 2010, respectively.  These notes were repaid in full in conjunction with the 2012 Term Loan effective April 2, 2012; refer to Note 7 for further details.

Fees for monthly accounting and financial statement compilation services are paid to an entity owned by a director and stockholder of the Company. Fees paid during the years ended December 25, 2011 and December 26, 2010, respectively, were $326,077 and $211,631.

Current debt (see Note 7) also includes a promissory note to a DRH stockholder in the amount of $250,000 at December 25, 2011 and December 26, 2010.  The note is a demand note that does not require principal or interest payments.  Interest is accrued at 8.0% per annum and is compounded quarterly.  The Company has 180 days from the date of demand to pay the principal and accrued interest.  This note was repaid in full in conjunction with the 2012 Term Loan effective April 2, 2012; refer to Note 7 for further details.

See Note 10 for related party operating lease transactions.

7. LONG-TERM DEBT

Long-term debt consists of the following obligations:

	December 25	December 26
	2011	2010
		(as restated)
Note payable to a bank secured by a senior lien on all company assets. Scheduled monthly principal and interest payments are approximately $113,000 through maturity in May 2017. Interest is charged based on a swap arrangement designed to yield a fixed annual rate of 7.1%. This note was repaid in full in conjunction with the 2012 Term Loan effective April 2, 2012; refer below for further details.	$7,326,128	$8,399,538
Note payable to a bank secured by a senior mortgage on the Brandon Property and a personal guaranty. Scheduled monthly principal and interest payments are approximately $8,000 for the period beginning July 2010 through maturity in June 2030, at which point a balloon payment of $413,550 is due. Interest is charged based on a fixed rate of 6.7%, per annum, through June 2017, at which point the rate will adjust to the U.S. Treasury Securities Rate plus 4.0% (and every seven years thereafter).	1,122,413	1,141,188
Note payable to a bank secured by a junior mortgage on the Brandon Property. Matures in 2030 and requires monthly principal and interest installments of approximately $6,300 until maturity. Interest is charged at a rate of 3.58% per annum.	882,769	915,446
DLOC to a bank, secured by a senior lien on all company assets. During 2011, this DLOC converted into term loans.	-	1,424,679
Note payable to a bank, secured by a senior lien on all company assets. Scheduled interest payments are charged at a rate of 3.0% over the 30-day LIBOR (the rate at December 25, 2011 was approximately 3.28%). In November 2011, a DLOC converted into this term loan. The monthly interest payment approximates $2,700. The note will mature in May 2017. The DLOC includes a carrying cost of .25% per year of any available but undrawn amounts.	1,030,052	-
Note payable to a bank secured by a senior lien on all company assets. Scheduled monthly principal and interest payments are approximately $19,500 through maturity in May 2017. Interest is charged based on a swap arrangement designed to yield a fixed annual rate of 5.9%. This note was repaid in full in conjunction with the 2012 Term Loan effective April 2, 2012; refer below for further details.	1,195,853	1,379,098
Note payable to a bank secured by a senior lien on all company assets. Scheduled monthly principal and interest payments are approximately $40,000 through maturity in May 2017. Interest is charged based on a swap arrangement designed to yield a fixed annual rate of 6.35%. This note was repaid in full in conjunction with the 2012 Term Loan effective April 2, 2012; refer below for further details.	2,602,375	-
Note payable to a bank secured by a senior lien on all company assets. Scheduled monthly principal and interest payments are approximately $24,500 through maturity in May 2017. Interest is charged based on a swap arrangement designed to yield a fixed annual rate of 6.35%. This note was repaid in full in conjunction with the 2012 Term Loan effective April 2, 2012; refer below for further details.	1,676,000	-
Unsecured note payable that matures in August 2013 and requires monthly principal and interest installments of approximately $2,200, with the balance due at maturity. Interest is 7.0% per annum. This note was repaid in full in conjunction with the 2012 Term Loan effective April 2, 2012; refer below for further details.	231,940	241,832
Note payable to Ford Credit secured by a vehicle purchased by Flyer Enterprises, Inc. to be used in the operation of the business. This is an interest-free loan under a promotional 0% rate. Scheduled monthly principal payments are approximately $430. The note matures in April 2013.	6,864	12,016
Notes payable – variable interest entity. Note payable to a bank secured by a senior mortgage on the property located at 15745 Fifteen Mile Road, Clinton Township, Michigan 48035, a DRH corporate guaranty, and a personal guaranty. Scheduled monthly principal and interest payments are approximately $12,500 through maturity in 2025. Interest is charged at a rate of 4.0% over the 30-day LIBOR (the rate at December 25, 2011 was approximately 4.28%).	1,229,439	1,318,851
Notes payable — related parties (Note 6)	2,504,657	3,051,221
Total long-term debt	19,808,490	17,883,869
Less current portion	(2,967,135)	(1,947,676)
Long-term debt, net of current portion	$16,841,355	$15,936,193

On April 2, 2012, the Company, together with its wholly-owned subsidiaries, entered into a $16.0 million senior secured term loan (“2012 Term Loan”), secured by a senior lien on all Company assets.  The Company will use approximately $15.7 million of the 2012 Term Loan to repay substantially all of its outstanding senior debt and interest rate swap liabilities and the remaining $300,000 for working capital.  The 2012 Term Loan is for a term of seven years and bears interest at one-month LIBOR plus a LIBOR Margin (as defined in the agreement) which ranges from 2.5% to 3.4%, depending on the Company’s lease adjusted leverage ratio.  Simultaneously, the Company entered into an interest rate swap agreement to fix the interest on the 2012 Term Loan.  The notional amount of the swap agreement is $16.0 million at inception and amortizes to $0 at maturity in March 2019.  Under the swap agreement, the Company pays a fixed rate of 1.4% and receives interest at the one-month LIBOR.  Principal and interest payments on the 2012 Term Loan are amortized over seven years, with monthly principal payments of approximately $190,000 plus accrued interest.

Scheduled principal maturities of long-term debt for each of the five years succeeding December 25, 2011, and thereafter, are summarized as follows, both based on the long-term debt terms that existed at December 25, 2011 and taking into account the 2012 Term Loan:

Year	Amount Based on December 25, 2011 Terms	Amount Revised for 2012 Term Loan
2012	$2,969,135	$2,296,446
2013	3,187,734	2,637,725
2014	3,131,407	2,640,512
2015	3,307,716	2,643,452
2016	3,054,524	2,646,352
Thereafter	4,159,974	8,029,660

Total	$19,810,490	$20,894,147

Interest expense was $1,137,725 and $1,322,502 (including related party interest expense of $202,873 and $154,040 for the fiscal years ended December 25, 2011 and December 26, 2010) for the fiscal years ended December 25, 2011 and December 26, 2010, respectively.

The above agreements contain various customary financial covenants generally based on the performance of the specific borrowing entity and other related entities. The more significant covenants consist of a minimum debt service coverage ratio and a maximum lease adjusted leverage ratio, both of which we are in compliance with as of December 25, 2011.

At December 25, 2011, the Company had three interest rate swap agreements to fix interest rates on a portion of the Company’s portfolio of variable rate debt.  The notional amounts on the swaps combined are $11,124,356 as of December 25, 2011 and amortize down to $0 through their maturity in May 2017.  Under the swap agreements, the Company pays a fixed rate of 3.1% (notional amount of $7,326,128), 1.9% (notional amount of $1,195,853), and 2.35% (notional amount of $2,602,375), respectively.  The Company receives interest at the one-month LIBOR under all three agreements.  In conjunction with the 2012 Term Loan, these swaps were terminated and the outstanding fair value liability on April 2, 2012 of $657,359 was rolled into the 2012 Term Loan balance and is included in the above debt maturities schedule.

The fair value liabilities of the swap agreements were $613,999 and $367,181 at December 25, 2011 and December 26, 2010, respectively.  The decrease in fair value of the swap agreements was $246,818 and $367,181 for the years ended December 25, 2011 and December 26, 2010 and is recorded in the consolidated statements of operations.

8. CAPITAL STOCK (INCLUDING PURCHASE WARRANTS AND OPTIONS)

In 2011, the Company established the Stock Incentive Plan of 2011 (“Stock Incentive Plan”) to attract and retain directors, consultants, and employees and to more fully align their interests with the interests of the Company’s shareholders through the opportunity for increased stock ownership.  The plan permits the grant and award of 750,000 shares of common stock by way of stock options and/or restricted stock.  Stock options must be awarded at exercise prices at least equal to or greater than 100.0% of the fair market value of the shares on the date of grant.  The options will expire no later than 10 years from the date of grant, with vesting terms to be defined at grant date, ranging from a vesting schedule based on performance to a vesting schedule that extends over a period of time as selected by the Compensation Committee of the Board of Directors or other committee as determined by the Board (the “Committee”).  The Committee also determines the grant, issuance, retention, and vesting timing and conditions of awards of restricted stock.  The Committee may place limitations, such as continued employment, passage of time, and/or performance measures, on restricted stock.  Awards of restricted stock may not provide for vesting or settlement in full of restricted stock over a period of less than one year from the date the award is made.  The Stock Incentive Plan was approved by our shareholders on May 26, 2011.

During fiscal 2011, restricted shares were issued to certain employees at a weighted-average grant date fair value of $5.00.  Restricted shares are granted with a per share purchase price at 100.0% of the fair market value on the date of grant.  Stock-based compensation expense will be recognized ratably over the three-year vesting period.  The restricted shares transactions are summarized below:

Number of Restricted Stock Shares
Unvested, December 26, 2010	-
Granted	60,800
Vested	-
Expired/Forfeited	(400)
Unvested, December 25, 2011	60,400

At December 25, 2011, there was $235,000 of unrecognized compensation recorded to restricted shares which will be recognized over 2.5 years.

Under the Stock Incentive Plan, there are 689,600 shares available for future awards.

On July 31, 2010, prior to the Stock Incentive Plan, DRH granted options for the purchase of 210,000 shares of common stock to the directors of the Company with a grant date fair value of $1.08 per option.  These options vest ratably over a three-year period and expire six years from issuance.  Once vested, the options can be exercised at a price of $2.50 per share.  At December 25, 2011 and December 26, 2010, there were 354,000 stock options outstanding, all of which are expected to vest, at a weighted-average exercise price of $2.50 per option, a weighted-average remaining term of 3.3 years and an aggregate intrinsic value of $850,000.  At December 25, 2011, 214,000 shares were exercisable at a weighted-average exercise price of $2.50 per option, a weighted-average remaining term of 2.5 years and an aggregate intrinsic value of $514,000.  At December 26, 2010, 150,000 shares were exercisable at a weighted-average exercise price of $2.50 per option.

At December 25, 2011 and December 26, 2010, respectively, stock-based compensation of $139,773 and $25,174 was recognized, as compensation cost in the consolidated statements of operations and as additional paid-in capital on the consolidated statement of stockholders' equity.  The fair value of stock options is estimated using the Black-Scholes model.  The unearned compensation of unvested shares was $131,889 as of December 25, 2011, which will be amortized ratably over the remaining vesting term of 1.5 years.  The valuation methodology used an assumed term based upon a term of 4.5 years and a risk-free rate of return represented by the U.S. 5-year Treasury Bond rate and volatility factor of 30.0% based on guidance as defined in FASB ASC 718, Compensation–Stock Compensation.  A dividend yield of 0% was used because the Company has never paid a dividend and does not anticipate paying dividends in the reasonably foreseeable future.

In October 2009, one member of the Board of Directors exercised 6,000 vested options at a price of $2.50 per share.  Consequently, at December 25, 2011, 354,000 shares of authorized common stock are reserved for issuance to provide for the exercise of the Company’s stock options.

The Company has authorized 10,000,000 shares of preferred stock at a par value of $0.0001.  No preferred shares are issued or outstanding as of December 25, 2011.  Any preferences, rights, voting powers, restrictions, dividend limitations, qualifications, and terms and conditions of redemption shall be set forth and adopted by a Board of Directors' resolution prior to issuance of any series of preferred stock.

9. INCOME TAXES

The provision (benefit) for income taxes consists of the following components for the fiscal year ended December 25, 2011 and December 26, 2010:

	December 25	December 26
	2011	2010
Federal
Current	$—	$—
Deferred	312,837	(259,350)

State
Current	250,674	36,502
Deferred	22,575	97,022

Income tax provision (benefit)	$586,086	$(125,826)

The provision (benefit) for income taxes is different from that which would be obtained by applying the statutory federal income tax rate to loss before income taxes. The items causing this difference are as follows:

	December 25	December 26
	2011	2010
Income tax provision (benefit) at federal statutory rate	$783,735	$87,855
State income tax provision (benefit)	273,249	133,524
Permanent differences	148,788	81,799
Tax credits	(561,396)	(347,989)
Other	(58,290)	(81,015)

Income tax benefit (provision)	$586,086	$(125,826)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company expects the deferred tax assets to be fully realizable within the next several years. Significant components of the Company's deferred income tax assets and liabilities are summarized as follows:

	December 25	December 26
	2011	2010
Deferred tax assets:
Net operating loss carry forwards	$1,861,906	$1,252,609
Deferred rent expense	50,471	68,509
Start-up costs	135,535	190,076
Tax credit carry-forwards	1,089,561	540,533
Other	393,713	487,139

Total deferred tax assets	3,531,186	2,538,866

Deferred tax liabilities:
Other	--	425,322
Tax depreciation in excess of book	3,258,854	1,505,800

Total deferred tax liabilities:	3,258,854	1,931,122

Net deferred income tax assets (liabilities)	$272,332	$607,744

If deemed necessary by management, the Company establishes valuation allowances in accordance with the provisions of FASB ASC 740, Income Taxes ("ASC 740"). Management continually reviews realizability of deferred tax assets and the Company recognizes these benefits only as reassessment indicates that it is more likely than not that such tax benefits will be realized.

The Company expects to use net operating loss and general business tax credit carry-forwards before its 20-year expiration. A significant amount of net operating loss carry forwards were used when the Company purchased nine affiliated restaurants, which were previously managed by DRH. Net operating loss carry forwards of $952,408 and $22,611, $1,696,500, and $2,233,064 will expire in 2031, 2030, 2029, and 2028, respectively. General business tax credits of $561,396, $335,621, $86,678, $59,722, and $46,144 will expire in 2031, 2030, 2029, 2028 and 2027, respectively.

The Company utilizes provisions from ASC 740 regarding the accounting for uncertainty in income taxes. There was no impact on the Company's consolidated financial statements upon adoption.  The Company classifies all interest and penalties as income tax expense.

The Company is a member of a unitary group with other parties related by common ownership according to the provisions of the Michigan Business Tax Act. This group will file a single tax return for all members. An allocation of the current and deferred Michigan business tax incurred by the unitary group has been made based on an estimate of Michigan business tax attributable to the Company and has been reflected as state income tax expense in the accompanying consolidated financial statements consistent with the provisions of ASC 740.

The Company files income tax returns in the United States federal jurisdiction and various state jurisdictions.

10. OPERATING LEASES (INCLUDING RELATED PARTY)

Lease terms range from four to 15 years, with renewal options, and generally require us to pay a proportionate share of real estate taxes, insurance, common area maintenance, and other operating costs. Some restaurant leases provide for contingent rental payments based on sales thresholds.

Total rent expense was $2,867,964 and $2,293,195 for the fiscal years ended December 25, 2011 and December 26, 2010, respectively (of which $90,118 and $83,488 for the fiscal years ended December 25, 2011 and December 26, 2010, respectively, were paid to a related party).

Scheduled future minimum lease payments for each of the five years and thereafter for non-cancelable operating leases with initial or remaining lease terms in excess of one year at December 25, 2011 are summarized as follows:

Year	Amount
2012	$3,048,639
2013	3,113,351
2014	2,980,437
2015	2,676,114
2016	2,427,368
Thereafter	6,968,968
Total	$21,214,877

11. COMMITMENTS AND CONTINGENCIES

The Company assumed, from a related entity, an "Area Development Agreement" with BWLD in which the Company undertakes to open 23 BWW restaurants within its designated "development territory", as defined by the agreement, by October 1, 2016.  On December 12, 2008, this agreement was amended, adding nine additional restaurants and extending the date of fulfillment to March 1, 2017.  Failure to develop restaurants in accordance with the schedule detailed in the agreement could lead to potential penalties of $50,000 for each undeveloped restaurant, payment of the initial franchise fees for each undeveloped restaurant, and loss of rights to development territory.  As of December 25, 2011, of the 32 restaurants required to be opened under the Area Development Agreement, 16 of these restaurants had been opened for business.  An additional six restaurants not part of this Area Development Agreement were also opened for business as of December 25, 2011.

The Company is required to pay BWLD royalties (5.0% of net sales) and advertising fund contributions (3.0% of net sales) for the term of the individual franchise agreements.  The Company incurred $2,744,393 and $2,108,061 in royalty expense for the fiscal years ended December 25, 2011 and December 26, 2010, respectively. Advertising fund contribution expenses were $1,726,169 and $1,290,205 for the fiscal years ended December 25, 2011 and December 26, 2010, respectively.  These amounts are included in general and administrative expenses in the consolidated statements of operations.

The Company is required, by its various BWLD franchise agreements, to modernize the restaurants during the term of the agreements.  The individual agreements generally require improvements between the fifth year and the tenth year to meet the most current design model that BWLD has approved.  The modernization costs can range from approximately $50,000 to approximately $500,000 depending on the individual restaurants’ needs.

In 2011, we launched a defined contribution 401(k) plan whereby eligible employees may contribute pretax wages in accordance with the provisions of the plan. We match 100.0% of the first 3.0% and 50.0% of the next 2.0% of contributions made by eligible employees. Matching contributions of approximately $144,355 were made by us during the year ended December 25, 2011.

The Company is subject to ordinary, routine, legal proceedings, as well as demands, claims and threatened litigation, which arise in the ordinary course of its business.  The ultimate outcome of any litigation is uncertain.  While unfavorable outcomes could have adverse effects on the Company's business, results of operations, and financial condition, management believes that the Company is adequately insured and does not believe that any pending or threatened proceedings would adversely impact the Company's results of operations, cash flows, or financial condition.  Therefore, no separate reserve has been established for these types of legal proceedings.

12. EARNINGS PER COMMON SHARE

The following is a reconciliation of basic and fully diluted earnings per common share for the years ended December 25, 2011 and December 26, 2010:

	December 25 2011	December 26 2010
		(as restated)
Income available to common stockholders	$1,842,186	$167,854

Weighted-average shares o/s	18,902,782	18,871,879
Effect of dilutive securities	152,718	181,090
Weighted-average shares o/s - assuming dilution	19,055,500	19,052,969

Earnings per common share	0.10	0.01
Earnings per common share - assuming dilution	0.10	0.01

13. SUPPLEMENTAL CASH FLOWS INFORMATION

Other Cash Flows Information

Cash paid for interest was $1,138,645 and $1,439,270 during the years ended December 25, 2011 and December 26, 2010, respectively.

Cash paid for income taxes was $185,945 and $183,441 during the years ended December 25, 2011 and December 26, 2010, respectively.

Supplemental Schedule of Non-Cash Operating, Investing, and Financing Activities

None.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

The guidance for fair value measurements, ASC 820 Fair Value Measurements and Disclosures, establishes the authoritative definition of fair value, sets out a framework for measuring fair value, and outlines the required disclosures regarding fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. We use a three-tier fair value hierarchy based upon observable and non-observable inputs as follows:

•	Level 1 — Quoted market prices in active markets for identical assets and liabilities;

•	Level 2 — Inputs, other than level 1 inputs, either directly or indirectly observable; and

•	Level 3 — Unobservable inputs developed using internal estimates and assumptions (there is little or no market data) which reflect those that market participants would use.

As of December 25, 2011 and December 26, 2010, our financial instruments consisted of cash equivalents, accounts payable, and debt. The fair value of cash equivalents, accounts payable and short-term debt approximate its carrying value, due to its short-term nature.

The fair value of our interest rate swaps is determined based on third-party valuation models, which utilize quoted interest rate curves to calculate the forward value and then discount the forward values to the present period. The Company measures the fair value using broker quotes which are generally based on market observable inputs including yield curves and the value associated with counterparty credit risk. Our interest rate swaps are classified as a Level 2 measurement as these securities are not actively traded in the market, but are observable based on transactions associated with bank loans with similar terms and maturities.

There were no transfers between levels of the fair value hierarchy during the fiscal years ended December 25, 2011 and December 26, 2010, respectively.

The following table presents the fair values for those assets and liabilities measured on a recurring basis as of December 25, 2011:

FAIR VALUE MEASUREMENTS
					Asset/(Liability)
Description	Level 1	Level 2	Level 3	Total	Total
Interest Rate Swaps	$—	$(613,999)	$—	$(613,999)	$(613,999)

The following table presents the fair values for those assets and liabilities measured on a recurring basis as of December 26, 2010:

FAIR VALUE MEASUREMENTS
					Asset/(Liability)
Description	Level 1	Level 2	Level 3	Total	Total
Interest Rate Swaps	$—	$(367,181)	$—	$(367,181)	$(367,181)

As of December 25, 2011, our total debt, less related party debt, was approximately $17.3 million and had a fair value of approximately $15.2 million. As of December 26, 2010, our total debt, less related party debt, was approximately $14.8 million and had a fair value of approximately $12.7 million. Related-party debt at December 25, 2011 was approximately $2.5 million and had a fair value of approximately $2.6 million.  Related-party debt at December 26, 2010 was approximately $3.1 million and had a fair value of approximately $2.8 million.  The Company estimates the fair value of its fixed-rate debt using discounted cash flow analysis based on the Company's incremental borrowing rate.

15. SUBSEQUENT EVENTS

Subsequent to December 25, 2011, the Company entered into a franchise agreement with BWLD and a lease for its 23rd BWW location, scheduled to be opened in Detroit, Michigan in the fourth quarter of 2012.  The Company evaluated subsequent events for potential recognition and/or disclosure through the date of the issuance of these consolidated financial statements.

On April 2, 2012, the Company, together with its wholly-owned subsidiaries, entered into a $16.0 million senior secured term loan (“2012 Term Loan”), secured by a senior lien on all Company assets.  The Company will use approximately $15.7 million of the 2012 Term Loan to repay substantially all of its outstanding senior debt and interest rate swap liabilities and the remaining $300,000 for working capital.  See Note 7 for additional information on the 2012 Term Loan.

UNAUDITED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 23, 2012

 DIVERSIFIED RESTAURANT HOLDINGS, INC. AND SUBSIDIARIES

 CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	September 23 2012	December 25 2011
ASSETS
Current assets
Cash and cash equivalents	$3,070,082	$1,537,497
Accounts receivable - other	448,008	20,497
Inventory	598,540	601,765
Prepaid assets	171,894	207,608
Total current assets	4,288,524	2,367,367

Deferred income taxes	172,770	272,332
Property and equipment, net - restricted assets of VIE	1,435,277	1,457,770
Property and equipment, net	26,289,136	22,064,544
Intangible assets, net	1,101,777	1,113,997
Other long-term assets	81,350	74,389

Total assets	$33,368,834	$27,350,399

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable	$2,841,875	$1,682,462
Accrued compensation	1,127,665	760,548
Other accrued liabilities	543,758	649,784
Current portion of long-term debt (including VIE debt of $89,414)	2,434,048	2,967,135
Current portion of deferred rent	174,906	180,480
Total current liabilities	7,122,252	6,240,409

Deferred rent, less current portion	2,140,463	1,750,017
Other liabilities - interest rate swap	392,263	613,999
Long-term debt, less current portion (including VIE debt of $1,095,317 and $1,140,024, respectively)	21,044,556	16,841,355
Total liabilities	30,699,534	25,445,780

Commitments and contingencies (Notes 9 and 10)

Stockholders' equity
Common stock - $0.0001 par value; 100,000,000 shares authorized; 18,952,900 and 18,936,400 shares, respectively, issued and outstanding	1,888	1,888
Additional paid-in capital	2,936,504	2,771,077
Accumulated other comprehensive loss	(258,893)	-
Retained earnings (accumulated deficit)	(450,724)	(1,253,831)
Total DRH stockholders' equity	2,228,775	1,519,134

Non-controlling interest in VIE	440,525	385,485

Total stockholders' equity	2,669,300	1,904,619

Total liabilities and stockholders' equity	$33,368,834	$27,350,399

 The accompanying notes are an integral part of these interim consolidated financial statements.

DIVERSIFIED RESTAURANT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 23 2012	September 25 2011	September 23 2012	September 25 2011

Revenue
Food and beverage sales	$16,838,169	$14,588,078	$51,315,764	$44,617,381
Franchise royalties and fees	6,323	-	7,537	-
Total revenue	16,844,492	14,588,078	51,323,301	44,617,381

Operating expenses
Restaurant operating costs (exclusive of depreciation and amortization shown separately below):
Food, beverage, and packaging	5,157,991	4,236,077	15,904,293	12,683,404
Labor	4,174,875	3,628,433	12,840,361	11,088,641
Occupancy	961,610	824,538	2,787,327	2,388,415
Other operating costs	3,419,716	2,973,089	10,198,008	8,625,740
General and administrative expenses	1,606,495	1,167,456	4,328,555	3,476,097
Pre-opening costs	281,390	135,009	547,876	403,714
Depreciation and amortization	1,000,191	881,432	2,930,606	2,491,649
Loss on disposal of property and equipment	23,374	3,113	29,977	30,157
Total operating expenses	16,625,642	13,849,147	49,567,003	41,187,817

Operating profit	218,850	738,931	1,756,298	3,429,564

Change in fair value of derivative instruments	-	(140,629)	(43,361)	(345,249)
Interest expense	(277,919)	(282,934)	(843,563)	(876,368)
Other income, net	314,421	29,327	362,160	37,839

Income before income taxes	255,352	344,695	1,231,534	2,245,786

Income tax (benefit) provision	(2,158)	155,176	333,387	816,661

Net income	257,510	189,519	898,147	1,429,125

Less: Income attributable to non-controlling interest	(16,314)	(38,747)	(95,040)	(115,232)

Net income attributable to DRH	$241,196	$150,772	$803,107	$1,313,893

Basic earnings per share	$0.01	$0.01	$0.04	$0.07
Fully diluted earnings per share	$0.01	$0.01	$0.04	$0.07

Weighted average number of common shares outstanding
Basic	18,954,025	18,876,000	18,948,624	18,876,000
Diluted	19,104,577	19,039,692	19,088,856	19,048,836

The accompanying notes are an integral part of these interim consolidated financial statements.

DIVERSIFIED RESTAURANT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 23 2012	September 25 2011	September 23 2012	September 25 2011

Net income	$257,510	$189,519	$898,147	$1,429,125

Other comprehensive (loss) income
Unrealized changes in fair value of cash flow hedge, net of tax of $21,929 and $133,370, respectively	(43,361)	-	(258,893)	-

Comprehensive income	214,149	189,519	639,254	1,429,125

Less: Comprehensive (income) attributable to non-controlling interest	(16,314)	(38,747)	(95,040)	(115,232)

Comprehensive income attributable to DRH	$197,835	$150,772	$544,214	$1,313,893

The accompanying notes are an integral part of these interim consolidated financial statements.

 DIVERSIFIED RESTAURANT HOLDINGS, INC. AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)

				Accumulated	Retained
			Additional	Other	Earnings	Non-	Total
	Common Stock		Paid-in	Comprehensive	(Accumulated	controlling	Stockholders'
	Shares	Amount	Capital	(Loss) Income	Deficit)	Interest	Equity (Deficit)

Balances - December 25, 2011	18,936,400	$1,888	$2,771,077	$-	$(1,253,831)	$385,485	$1,904,619

Issuance of restricted shares	28,800	-	-	-	-	-	-

Forfeitures of restricted shares	(12,300)	-	-	-	-	-	-

Share-based compensation	-	-	165,427	-	-	-	165,427

Other comprehensive loss	-	-	-	(258,893)	-	-	(258,893)

Net income	-	-	-	-	803,107	95,040	898,147

Distributions from non-controlling interest	-	-	-	-	-	(40,000)	(40,000)

Balances - September 23, 2012	18,952,900	$1,888	$2,936,504	$(258,893)	$(450,724)	$440,525	$2,669,300

Balances - December 26, 2010	18,876,000	$1,888	$2,631,304	$-	$(3,096,017)	$338,640	$(124,185)

Share-based compensation	-	-	65,944	-	-	-	65,944

Net income	-	-	-	-	1,313,893	115,232	1,429,125

Distributions from non-controlling interest	-	-	-	-	-	(107,000)	(107,000)

Balances - September 25, 2011	18,876,000	$1,888	$2,697,248	$-	$(1,782,124)	$346,872	$1,263,884

 The accompanying notes are an integral part of these interim consolidated financial statements.

DIVERSIFIED RESTAURANT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine Months Ended
	September 23 2012	September 25 2011

Cash flows from operating activities
Net income	$898,147	$1,429,125
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	2,930,606	2,491,649
Write off of loan fees	694	-
Loss on disposal of property and equipment	29,977	30,157
Share-based compensation	165,427	65,944
Change in fair value of derivative instruments	43,361	345,249
Deferred income taxes	232,932	608,154
Changes in operating assets and liabilities that provided (used) cash
Accounts receivable - other	(427,511)	(14,348)
Inventory	3,225	(140,545)
Prepaid assets	35,714	56,440
Other current assets	-	43,348
Intangible assets	62,356	(72,822)
Other long-term assets	(6,961)	(4,575)
Accounts payable	1,159,413	77,180
Accrued liabilities	261,091	452,855
Deferred rent	384,872	153,057
Net cash provided by operating activities	5,773,343	5,520,868

Cash flows from investing activities
Purchases of property and equipment	(7,213,512)	(6,051,295)
Net cash used in investing activities	(7,213,512)	(6,051,295)

Cash flows from financing activities
Proceeds from issuance of long-term debt	20,270,332	3,138,321
Repayment of interest rate swap liability	(657,360)	-
Repayments of long-term debt	(16,600,218)	(1,659,353)
Distributions from non-controlling interest	(40,000)	(107,000)
Net cash provided by financing activities	2,972,754	1,371,968

Net increase in cash and cash equivalents	1,532,585	841,541

Cash and cash equivalents, beginning of period	1,537,497	1,358,381

Cash and cash equivalents, end of period	$3,070,082	$2,199,922

The accompanying notes are an integral part of these interim consolidated financial statements.

DIVERSIFIED RESTAURANT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 23, 2012 AND SEPTEMBER 25, 2011

1.           BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Diversified Restaurant Holdings, Inc. (“DRH”) is the owner, operator, and franchisor of the unique, full-service, ultra-casual restaurant and bar Bagger Dave’s Legendary Burger Tavern® (“Bagger Dave’s”) and a leading Buffalo Wild Wings® (“BWW”) franchisee. The original company was founded by T. Michael Ansley, President and CEO, in late 2004 as an operating center for seven BWW locations that Mr. Ansley owned and operated as a franchisee. DRH was formed on September 25, 2006, to provide the framework and financial flexibility to grow as a franchisee of BWW and to develop and grow our unique Bagger Dave’s restaurant concept.  It became a publicly-traded company in 2008 as a result of a self-underwritten initial public offering. DRH and its wholly-owned subsidiaries, including AMC Group, Inc., (“AMC”), AMC Wings, Inc. (“WINGS”), and AMC Burgers, Inc. (“BURGERS”), develop, own, and operate Bagger Dave’s and BWW restaurants located throughout Michigan and Florida.

DRH created the Bagger Dave’s concept, brand, menu, and business plan throughout 2006 and 2007 and launched its first store in January 2008.  DRH received licensing approval to franchise Bagger Dave’s in the states of Michigan, Ohio, Indiana, Illinois, Wisconsin, Kentucky, and Missouri in 2010.  The Company doubled the number of Bagger Dave’s stores in 2011 and, as of November 7, 2012, there were 10 corporate-owned Bagger Dave’s restaurants operating in the Greater Detroit region of Michigan, with one additional corporate-owned restaurant under development and scheduled to open in 2012.  In November 2011, DRH executed its first area development agreement to franchise six stores in the Midwest.  The first franchised unit opened on June 10, 2012. For more information, please visit www.baggerdaves.com.

DRH is also a leading BWW franchisee and, as of November 7, 2012, operated 31 BWW restaurants, with two under construction and scheduled to open in 2012.  Mr. Ansley opened his first affiliated BWW in December 1999 and, since then, has received numerous awards from Buffalo Wild Wings, Inc. (“BWLD”) including awards for the Highest Annual Restaurant Sales in 2004, 2005, and 2006, and in September 2007, Mr. Ansley was awarded Franchisee of the Year by the International Franchise Association (“IFA”). The IFA’s membership consists of over 12,000 franchisee members and over 1,000 franchisor members. DRH remains on track to fulfill its Area Development Agreement, which requires a total of 32 BWW restaurants by 2017 (not all BWW locations are included in the Area Development Agreement).

The following organizational chart outlines the corporate structure of DRH and its wholly-owned subsidiaries, all of which are wholly-owned by the Company. It lists the number of restaurants in operation as of September 23, 2012, the number of restaurants in operation at the end of 2012, and the estimated number of restaurants that will be in operation by the end of 2013.  A brief textual description of the entities follows the organizational chart.

AMC was formed on March 28, 2007 and serves as the operational and administrative center for DRH. AMC renders management and advertising services to WINGS and its subsidiaries and BURGERS and its subsidiaries.  Services rendered by AMC include marketing, restaurant operations, restaurant management consultation, hiring and training of management and staff, and other management services reasonably required in the ordinary course of restaurant operations.

WINGS was formed on March 12, 2007 and serves as a holding company for its BWW restaurants. WINGS, through its subsidiaries, holds 31 BWW restaurants that are currently in operation.  The Company is economically dependent on retaining its franchise rights with BWLD. The franchise agreements committed to have specific initial term expiration dates ranging from January 29, 2014 through October 7, 2032, depending on the date each was executed and the duration of its initial term. The franchise agreements are renewable at the option of the franchisor and are generally renewable if the franchisee has complied with the franchise agreement. When factoring in any applicable renewals, the franchise agreements have specific expiration dates ranging from January 29, 2019 through October 7, 2047. The Company believes it is in compliance with the terms of these agreements at September 23, 2012.  The Company is under contract with BWLD to enter into 13 additional franchise agreements by 2017 (see Note 10 for details).

BURGERS was formed on March 12, 2007 and serves as a holding company for its Bagger Dave's restaurants. Bagger Dave's Franchising Corporation, a subsidiary of BURGERS, was formed to act as the franchisor for the Bagger Dave's concept and has rights to franchise in the states of Michigan, Ohio, Indiana, Illinois, Wisconsin, Kentucky, and Missouri.  In November 2011, DRH executed its first area development agreement to franchise six stores in the Midwest; the first franchised unit opened on June 10, 2012.

Principles of Consolidation

The consolidated financial statements include the accounts of DRH, its wholly-owned subsidiaries, and Ansley Group, LLC (collectively, the "Company"), a real estate entity under common control which is consolidated in accordance with Financial Accounting Standards Board ("FASB") guidance related to variable interest entities.  All significant intercompany accounts and transactions have been eliminated upon consolidation.

We consolidate all variable-interest entities (“VIE”) where we are the primary beneficiary.  For VIE, we assess whether we are the primary beneficiary as prescribed by the accounting guidance on the consolidation of VIE.  The primary beneficiary of a VIE is the party that has the power to direct the activities that most significantly impact the performance of the entity and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the entity.  We consolidated Ansley Group, LLC because we lease and maintain substantially all of its assets to operate our Clinton Township, Michigan BWW restaurant and we guarantee all of its debt.

Basis of Presentation

The consolidated financial statements as of September 23, 2012 and December 25, 2011, and for the three-month and nine-month periods ended September 23, 2012 and September 25, 2011, have been prepared by the Company pursuant to accounting principles generally accepted in the United States of America (“GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”). The financial information as of September 23, 2012 and for the three-month and nine-month periods ended September 23, 2012 and September 25, 2011 is unaudited, but, in the opinion of management, reflects all adjustments and accruals necessary for a fair presentation of the financial position, results of operations, and cash flows for the interim periods.

The financial information as of December 25, 2011 is derived from our audited consolidated financial statements and notes thereto for the fiscal year ended December 25, 2011, which is included in this prospectus, and should be read in conjunction with such financial statements.

The results of operations for the three-month and nine-month periods ended September 23, 2012 are not necessarily indicative of the results of operations that may be achieved for the entire year ending December 30, 2012.

Fiscal Year

The Company utilizes a 52- or 53-week accounting period that ends on the last Sunday in December. This quarterly report on Form 10-Q is for the three-month period ended September 23, 2012 and September 25, 2011, each comprising 13 weeks.  The fiscal year ending December 30, 2012 will be comprised of 53 weeks; the fiscal year ended December 25, 2011 comprised of 52 weeks.

Concentration Risks

Approximately 75.0% and 76.0% of the Company's revenues for the nine months ended September 23, 2012 and September 25, 2011, respectively, are generated from food and beverage sales from restaurants located in Michigan.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period.  Actual results could differ from those estimates.

Interest Rate Swap Agreements

The Company utilizes interest rate swap agreements with a bank to fix interest rates on a portion of the Company’s portfolio of variable rate debt, which reduces exposure to interest rate fluctuations.  The Company does not use any other types of derivative financial instruments to hedge such exposures, nor does it use derivatives for speculative purposes.

Prior to the debt restructure on April 2, 2012 (see Note 2 and Note 6 for details), the interest rate swap agreements did not qualify for hedge accounting. As such, the Company recorded the change in the fair value of the swap agreements in change in fair value of derivative instruments on the consolidated statements of operations. The interest rate swap agreement associated with the April 2012 debt restructure does qualify for hedge accounting. As such, the Company recorded the change in the fair value of the swap agreement associated with the April 2012 debt restructure as a component of accumulated other comprehensive income (loss), net of tax. The Company records the fair value of its interest rate swaps on the balance sheet in other assets or other liabilities depending on the fair value of the swaps. See Note 6 and Note 12 for additional information on the interest rate swap agreements.

Recent Accounting Pronouncements

None.

Reclassifications

Certain reclassifications have been made to the prior year consolidated financial statements to conform to the current year's presentation.

2.           SIGNIFICANT BUSINESS TRANSACTIONS

On June 7, 2011, the Company entered into a First Amended and Restated Development Line of Credit Agreement with RBS, N.A. ("RBS"), which provides for an $8.0 million credit facility with RBS.  The credit facility consists of a new $7.0 million development line of credit and a $1.0 million revolving line of credit. The credit facility is secured by a senior lien on all Company assets.  The development line of credit is for a term of 18 months (the “Draw Period”) and amounts borrowed bear interest at between 3.0% to 4.0% over LIBOR as adjusted monthly, depending on the Lease Adjusted Leverage Ratio (as defined in the development line of credit). The development line of credit has a maturity date of June 7, 2018. The Company also secured a $1.0 million Revolving Line of Credit, which has a maturity date of June 7, 2012.  Advances on the Company’s Revolving Line of Credit must be repaid within ninety consecutive days.

On April 2, 2012, the Company entered into a $16.0 million senior secured term loan (“April 2012 Term Loan”), secured by a senior lien on all Company assets. The Company used approximately $15.7 million of the April 2012 Term Loan to repay substantially all of its outstanding senior debt and related interest rate swap liabilities and the remaining $300,000 for working capital. The April 2012 Term Loan is for a term of seven years and bears interest at one-month LIBOR plus a LIBOR Margin (as defined in the agreement) which ranges from 2.5% to 3.4%, depending on the Company’s lease adjusted leverage ratio. Simultaneously, the Company entered into an interest rate swap agreement to fix the interest on the April 2012 Term Loan. The notional amount of the swap agreement is $16.0 million at inception and amortizes to $0 at maturity in March 2019. Under the swap agreement, the Company pays a fixed rate of 1.4% and receives interest at the one-month LIBOR. Principal and interest payments on the April 2012 Term Loan are amortized over seven years, with monthly principal payments of approximately $191,000 plus accrued interest.  The April 2012 Term Loan was restructured into another term loan in the fourth quarter of 2012.

On September 25, 2012, the Company entered into a Senior Secured Credit Facility with RBS (the “Senior Secured Credit Facility”).  The Senior Secured Credit Facility consists of a $37.0 million Term Loan (the “September 2012 Term Loan”), a $10.0 million Development Line of Credit (the “$10M DLOC”), and a $1.0 million Revolving Line of Credit (the “$1M LOC”).  The Company immediately used approximately $15.2 million of the September 2012 Term Loan to refinance existing outstanding debt with RBS and used approximately $3.3 million of the September 2012 Term Loan to refinance and term out the outstanding balance of the existing development line of credit loan between the Company and RBS.  Additionally, on September 25, 2012, approximately $14.7 million of the September 2012 Term Loan was used to complete the acquisition of eight Buffalo Wild Wings restaurants (with rights to develop another restaurant in Indiana) and approximately $2.5 million of the September 2012 Term Loan was used to purchase 100.0% of the membership interests in the Ansley Group, L.L.C. (“Ansley Group”), a Michigan limited liability company and the owner of a parcel of real estate located at 15745 15 Mile Road, Clinton Township, Michigan 48035 (the “Clinton Township Property”).  The remaining balance of the September 2012 Term Loan, approximately $1.3 million, was used to pay the fees, costs, and expenses associated with either the above acquisitions or arising in connection with the closing of the loans constituting the Senior Secured Credit Facility.  The September 2012 Term Loan is for a period of five years.  Payments of principal shall be based upon an 84-month straight-line amortization schedule, with monthly principal payments of $440,476 plus accrued interest.  The interest rate for the September 2012 Term Loan is LIBOR plus an applicable margin, which ranges from 2.5% to 3.7%, depending on the lease adjusted leverage ratio defined in the terms of the agreement.  The entire remaining outstanding principal and accrued interest on the September 2012 Term Loan is due and payable on the maturity date of September 25, 2017.

On September 25, 2012, the Company completed the acquisition of substantially all of the assets of Crown Wings, Inc., Brewsters, Inc., Valpo Wings, Inc., Buffaloville Wings, Inc., and Hammond Wings, Inc., each an Indiana corporation, and Homewood Wings, Inc., Cal City Wings, Inc., Lansing Wings, Inc., and Lincoln Park Wings, Inc., each an Illinois corporation (collectively, the “Indiana and Illinois Entities”). The acquired assets consist of four Buffalo Wild Wings restaurants operating in Indiana and four operating in Illinois along with the right to develop a fifth Buffalo Wild Wings restaurant in Indiana.  We believe that this acquisition expands the scope of our operations, adds a number of new markets to our existing footprint and strategically positions us for future expansion throughout the Midwest.  Our near-term focus will be to integrate the acquired restaurants and realize the opportunities to improve their operating and financial performance.  Longer term, we look to leverage this acquisition by expanding our Bagger Dave's concept within the same footprint, led by the anticipated opening of our first restaurant in Indiana by year's end.

On September 25, 2012, the Company also acquired 100.0% of the membership interests in the Ansley Group for approximately $2.5 million.  The purchase was approved by the Company's disinterested directors who determined that the purchase price was fair to the Company based upon an independent appraisal.  As a result of this acquisition, the Company has acquired full ownership rights in the Clinton Township Property.  The Ansley Group was owned by T. Michael Ansley and Thomas D. Ansley.  T. Michael Ansley is the Chairman of the Board of Directors, President, and CEO and a principal shareholder of the Company.  This transaction will allow us to unwind the Ansley Group variable interest accounting treatment and eliminate the related non-controlling interest in the fourth quarter of 2012.

3.           PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following assets:

	September 23 2012	December 25 2011
Land	$469,680	$469,680
Land (restricted assets of VIE)	520,000	520,000
Building	2,745,296	2,745,296
Building (restricted assets of VIE)	1,570,967	1,570,967
Equipment	11,201,812	10,596,964
Furniture and fixtures	3,167,653	3,060,014
Leasehold improvements	19,777,035	19,148,471
Restaurant construction in progress	5,668,178	-
Total	45,120,621	38,111,392
Less accumulated depreciation	(16,740,518)	(13,955,881)
Less accumulated depreciation (restricted assets of VIE)	(655,690)	(633,197)
Property and equipment, net	$27,724,413	$23,522,314

4.           INTANGIBLES

 Intangible assets are comprised of the following:

	September 23 2012	December 25 2011
Amortized intangibles:
Franchise fees	$308,750	$303,750
Trademark	34,388	30,852
Loan fees	23,100	164,429
Total	366,238	499,031
Less accumulated amortization	(93,124)	(112,271)
Amortized intangibles, net	273,114	386,760

Unamortized intangibles:
Liquor licenses	828,663	727,237
Total intangibles, net	$1,101,777	$1,113,997

Amortization expense for the three months ended September 23, 2012 and September 25, 2011 was $(1,505) and $28,968, respectively.  Amortization expense for the nine months ended September 23, 2012 and September 25, 2011 was $12,364 and $48,129, respectively.  Based on the current intangible assets and their estimated useful lives, amortization expense for fiscal years 2012, 2013, 2014, 2015, and 2016 is projected to total approximately $17,800 per year.  In conjunction with the April 2012 Term Loan (see Note 2 for additional information), loan fees written off to interest expense for both the three-month and nine-month periods ended September 23, 2012 were $103,934.

5.           RELATED PARTY TRANSACTIONS

The 2010 acquisition of certain affiliates was accomplished by issuing unsecured promissory notes to each selling shareholder that bore interest at 6.0% per year, had an original maturity date of February 1, 2016, and were payable in quarterly installments of approximately $157,000, with principal and interest fully amortized over six years.  At March 25, 2012 and December 25, 2011, these notes had an outstanding balance of $2,118,535 and $2,254,657, respectively.  On April 2, 2012, in conjunction with the April 2012 Term Loan (see Note 6 for details), these promissory notes were paid in full.

Fees for monthly accounting and financial statement compilation services are paid to an entity owned by a director and stockholder of the Company. Fees paid during both the three months ended September 23, 2012 and September 25, 2011 were $84,496. Fees paid for the nine months ended September 23, 2012 and September 25, 2011 were $267,154 and $236,571, respectively.

Prior to the April 2012 Term Loan (see Note 6 for details), current debt included a promissory note to a DRH stockholder in the amount of $250,000.  The note was a demand note that did not require principal or interest payments.  Interest was accrued at 8.0% per annum and was compounded quarterly.  On April 2, 2012, in conjunction with the April 2012 Term Loan (see Note 6 for details), this promissory note was paid in full.

See Note 9 for related party operating lease transactions.

6.           LONG-TERM DEBT

Long-term debt consists of the following obligations:
	September 23 2012	December 25 2011
Note payable to a bank secured by a senior lien on all company assets. Scheduled monthly principal payments are approximately $191,000 plus interest through maturity in April 2019. Interest is charged based on a variable rate of one-month LIBOR plus LIBOR margin (which ranges between 2.5% and 3.4%) and a 1.4% fixed-rate swap arrangement. The rate at September 23, 2012 was approximately 4.38%.	$15,047,619	$-

Note payable to a bank secured by a senior lien on all company assets. Scheduled monthly principal and interest payments were approximately $113,000 through maturity in May 2017. Interest was charged based on a swap arrangement designed to yield a fixed annual rate of 7.1%. This note was repaid in full in conjunction with the April 2012 Term Loan; refer below for further details.	-	7,326,128

Note payable to a bank secured by a senior mortgage on the Brandon Property and a personal guaranty. Scheduled monthly principal and interest payments are approximately $8,000 through maturity in June 2030, at which point a balloon payment of $413,550 is due. Interest is charged based on a fixed rate of 6.7%, per annum, through June 2017, at which point the rate will adjust to the U.S. Treasury Securities Rate plus 4.0% (and will adjust every seven years thereafter).	1,107,737	1,122,413

Note payable to a bank secured by a junior mortgage on the Brandon Property. Matures in 2030 and requires monthly principal and interest installments of approximately $6,300 until maturity. Interest is charged at a rate of 3.58% per annum.	857,483	882,769

Note payable to a bank, secured by a senior lien on all company assets. Scheduled interest payments are charged at a rate of 3% over the 30-day LIBOR (the rate at September 23, 2012 was approximately 3.22%). The monthly interest payment approximates $6,500. The note will mature in May 2017. The development line of credit includes a carrying cost of .25% per year of any available but undrawn amounts.	5,300,384	1,030,052

Note payable to a bank secured by a senior lien on all company assets. Scheduled monthly principal and interest payments were approximately $19,500 through maturity in May 2017. Interest was charged based on a swap arrangement designed to yield a fixed annual rate of 5.9%. This note was repaid in full in conjunction with the April 2012 Term Loan; refer below for further details.	-	1,195,853

Note payable to a bank secured by a senior lien on all company assets. Scheduled monthly principal and interest payments were approximately $40,000 through maturity in May 2017. Interest was charged based on a swap arrangement designed to yield a fixed annual rate of 6.35%. This note was repaid in full in conjunction with the April 2012 Term Loan; refer below for further details.	-	2,602,375

Note payable to a bank secured by a senior lien on all company assets. Scheduled monthly principal and interest payments were approximately $24,500 through maturity in May 2017. Interest was charged based on a swap arrangement designed to yield a fixed annual rate of 6.35%. This note was repaid in full in conjunction with the April 2012 Term Loan; refer below for further details.	-	1,676,000

Unsecured note payable that originally matured in August 2013 and required monthly principal and interest installments of approximately $2,200, with the balance due at maturity. Interest was 7.0% per annum. This note was repaid in full in conjunction with the April 2012 Term Loan; refer below for further details.	-	231,940

Note payable to Ford Credit secured by a vehicle purchased by Flyer Enterprises, Inc. to be used in the operation of the business. This is an interest-free loan under a promotional 0% rate. Scheduled monthly principal payments are approximately $430. The note matures in April 2013.	3,004	6,864

Notes payable – variable interest entity. Note payable to a bank secured by a senior mortgage on the property located at 15745 Fifteen Mile Road, Clinton Township, Michigan 48035, a DRH corporate guaranty, and a personal guaranty. Scheduled monthly principal and interest payments are approximately $12,000 through maturity in 2025. Interest is charged at a rate of 4.0% over the 30-day LIBOR (the rate at September 23, 2012 was approximately 4.2%).	1,162,377	1,229,439

Notes payable – related parties. These notes were repaid in full in conjunction with the April 2012 Term Loan; refer below for further details.	-	2,504,657

Total long-term debt	23,478,604	19,808,490

Less current portion (includes VIE debt of $89,414)	(2,434,048)	(2,967,135)

Long-term debt, net of current portion	$21,044,556	$16,841,355

On April 2, 2012, the Company, together with its wholly-owned subsidiaries, entered into a $16.0 million senior secured term loan (“April 2012 Term Loan”), secured by a senior lien on all Company assets. The Company used approximately $15.7 million of the April 2012 Term Loan to repay substantially all of its outstanding senior debt and interest rate swap liabilities and the remaining $300,000 for working capital. The April 2012 Term Loan is for a term of seven years and bears interest at one-month LIBOR plus a LIBOR Margin (as defined in the agreement) which ranges from 2.5% to 3.4%, depending on the Company’s lease adjusted leverage ratio. Simultaneously, the Company entered into an interest rate swap agreement to fix the interest on the April 2012 Term Loan. The notional amount of the swap agreement is $16.0 million at inception and amortizes to $0 at maturity in March 2019. Under the swap agreement, the Company pays a fixed rate of 1.4% and receives interest at the one-month LIBOR. Principal and interest payments on the April 2012 Term Loan are amortized over seven years, with monthly principal payments of approximately $191,000 plus accrued interest.

Scheduled principal maturities of long-term debt for the next five calendar years, and thereafter, are summarized as follows (the following maturities do not take into consideration the effect of the September 2012 Term Loan):

Year	Amount
2013	$2,434,048
2014	3,190,992
2015	3,193,893
2016	3,196,754
2017	3,200,169
Thereafter	8,262,748
Total	$23,478,604

Interest expense was $277,919 and $282,934 (including related party interest expense of $0 and $42,131) for the three months ended September 23, 2012 and September 25, 2011, respectively. Interest expense was $843,563 and $876,368 (including related party interest expense of $52,724 and $144,502) for the nine months ended September 23, 2012 and September 25, 2011, respectively.

The above agreements contain various customary financial covenants generally based on the performance of the specific borrowing entity and other related entities.  The more significant covenants consist of a minimum debt service coverage ratio and a maximum lease adjusted leverage ratio, both of which we are in compliance with as of September 23, 2012.

The fair value liability of the swap agreements was $392,263 and $613,999 at September 23, 2012 and December 25, 2011, respectively.  The decrease in fair value liability of the swap agreements was directly related to the April 2012 Term Loan, in which three old swaps were terminated and one new swap was entered into.  The change in fair value of derivative instruments in the Consolidated Statements of Operations represents the changes in the fair value of the interest rate swap agreements that were terminated in conjunction with the April 2012 Term Loan, as these swap agreements did not qualify for hedge accounting.

7.           CAPITAL STOCK (INCLUDING PURCHASE WARRANTS AND OPTIONS)

In 2011, the Company established the Stock Incentive Plan of 2011 (“Stock Incentive Plan”) to attract and retain directors, consultants, and employees and to more fully align their interests with the interests of the Company’s shareholders through the opportunity for increased stock ownership.  The plan permits the grant and award of 750,000 shares of common stock by way of stock options and/or restricted stock.  Stock options must be awarded at exercise prices at least equal to or greater than 100.0% of the fair market value of the shares on the date of grant.  The options will expire no later than 10 years from the date of grant, with vesting terms to be defined at grant date, ranging from a vesting schedule based on performance to a vesting schedule that extends over a period of time as selected by the Compensation Committee of the Board of Directors or other committee as determined by the Board (the “Committee”).  The Committee also determines the grant, issuance, retention, and vesting timing and conditions of awards of restricted stock.  The Committee may place limitations, such as continued employment, passage of time, and/or performance measures, on restricted stock.  Awards of restricted stock may not provide for vesting or settlement in full of restricted stock over a period of less than one year from the date the award is made.  The Stock Incentive Plan was approved by our shareholders on May 26, 2011.

During fiscal 2011 and on March 1, 2012 and June 20, 2012, restricted shares were issued to certain employees at a weighted-average grant date fair value of $5.00, $3.10 and $5.00, respectively. Restricted shares are granted with a per share purchase price at 100.0% of the fair market value on the date of grant. Stock-based compensation expense will be recognized over the expected vesting period in an amount equal to the fair market value of such awards on the date of grant.

The following table presents the restricted shares transactions as of September 23, 2012:

Number of Restricted Stock Shares
Unvested, December 25, 2011	60,400
Granted	29,300
Vested	(20,600)
Expired/Forfeited	(12,300)
Unvested, September 23, 2012	56,800

The following table presents the restricted shares transactions as of September 25, 2011:

Number of Restricted Stock Shares
Unvested, December 26, 2010	-
Granted	60,800
Vested	-
Expired/Forfeited	(200)
Unvested, September 25, 2011	60,600

Under the Stock Incentive Plan, there are 693,200 shares available for future awards at September 23, 2012.

On July 30, 2007, DRH granted options for the purchase of 150,000 shares of common stock to the directors of the Company. These options vest ratably over a three-year period and expire six years from issuance. At September 23, 2012, these options are fully vested and can be exercised at a price of $2.50 per share.

On July 31, 2010, prior to the Stock Incentive Plan, DRH granted options for the purchase of 210,000 shares of common stock to the directors of the Company.  These options vest ratably over a three-year period and expire six years from issuance.  Once vested, the options can be exercised at a price of $2.50 per share.

Stock-based compensation of $58,480 and $21,981 was recognized, during the three-month period ended September 23, 2012 and September 25, 2011, respectively, as restaurant labor operating costs and general and administrative expenses in the consolidated statements of operations and as additional paid-in capital on the consolidated statement of stockholders' equity to reflect the fair value of shares vested. Stock-based compensation for the nine-months ended September 23, 2012 and September 25, 2011, respectively, was $165,427 and $65,944.  The fair value of stock options is estimated using the Black-Scholes model.  The fair value of unvested shares is $65,944 as of September 23, 2012.  The fair value of the unvested shares will be amortized ratably over the remaining vesting term.  The valuation methodology used an assumed term based upon the stated term of three years and a risk-free rate of return represented by the U.S. 5-year Treasury Bond rate and volatility factor based on guidance as defined in FASB ASC 718, Compensation–Stock Compensation.  A dividend yield of 0% was used because the Company has never paid a dividend and does not anticipate paying dividends in the reasonably foreseeable future.

In October 2009, one member of the Board of Directors exercised 6,000 vested options at a price of $2.50 per share.  Consequently, at September 23, 2012, 354,000 shares of authorized common stock are reserved for issuance to provide for the exercise of the Company’s stock options.

The Company has authorized 10,000,000 shares of preferred stock at a par value of $0.0001.  No preferred shares are issued or outstanding as of September 23, 2012.  Any preferences, rights, voting powers, restrictions, dividend limitations, qualifications, and terms and conditions of redemption shall be set forth and adopted by a Board of Directors’ resolution prior to issuance of any series of preferred stock.

8.           INCOME TAXES

The (benefit) provision for income taxes consists of the following components for the three-month and nine-month periods ended September 23, 2012 and September 25, 2011, respectively:

	Three Months Ended		Nine Months Ended
	September 23 2012	September 25 2011	September 23 2012	September 25 2011
Federal:

Current	$-	$-	$-	$-
Deferred	4,984	36,390	251,778	463,772

State:
Current	28,430	71,500	100,455	208,507
Deferred	(35,572)	47,286	(18,846)	144,382

Income tax (benefit) provision	$(2,158)	$155,176	$333,387	$816,661

The provision for income taxes is different from that which would be obtained by applying the statutory federal income tax rate to loss before income taxes.  The items causing this difference are as follows:

	September 23 2012	September 25 2011
Income tax provision at federal statutory rate	$418,719	$766,063
State income tax provision	81,609	352,889
Permanent differences	144,185	77,139
Tax credits	(424,746)	(318,643)
Other	113,620	(60,787)
Income tax provision	$333,387	$816,661

The Company’s income tax provision for the nine months ended September 23, 2012 varies from the provision using the statutory rate due primarily to provision to return adjustments and the generation of tax credits without regard to income.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  The Company expects the deferred tax assets to be fully realizable within the next several years. Significant components of the Company's deferred income tax assets and liabilities are summarized as follows:

	September 23 2012	December 25 2011
Deferred tax assets:
Net operating loss carry forwards	$660,682	$1,861,906
Deferred rent expense	349,774	50,471
Start-up costs	110,819	135,535
Tax credit carry forwards	1,560,691	1,089,561
Other	371,088	393,713
Total deferred tax assets	3,053,054	3,531,186

Deferred tax liabilities:
Tax depreciation in excess of book	2,880,284	3,258,854
Total deferred tax liabilities	2,880,284	3,258,854

Net deferred income tax asset	$172,770	$272,332

If deemed necessary by management, the Company establishes valuation allowances in accordance with the provisions of FASB ASC 740 ("ASC 740"), "Income Taxes".  Management continually reviews realizability of deferred tax assets and the Company recognizes these benefits only as reassessment indicates that it is more likely than not that such tax benefits will be realized.

The Company expects to use net operating loss and general business tax credit carry forwards before its 20-year expiration.  A significant amount of net operating loss carry forwards were used when the Company purchased nine affiliated restaurants in 2010, which were previously managed by DRH.  Federal net operating loss carry forwards of $1,563,269 will expire in 2031.  General business tax credits of $424,746, $601,074, $340,519, $123,486, $59,722, and $11,144 will expire in 2032, 2031, 2030, 2029, 2028 and 2027, respectively.

The Company applies the provisions of ASC 740 regarding the accounting for uncertainty in income taxes.  There are no amounts recorded on the Company's consolidated financial statements for uncertain positions.  The Company classifies all interest and penalties as income tax expense.  There are no accrued interest amounts or penalties related to uncertain tax positions as of September 23, 2012.

The Company files income tax returns in the United States federal jurisdiction and various state jurisdictions.

9.           OPERATING LEASES (INCLUDING RELATED PARTY)

Lease terms range from four to 15 years, generally include renewal options, and frequently require us to pay a proportionate share of real estate taxes, insurance, common area maintenance, and other operating costs. Some restaurant leases provide for contingent rental payments based on sales thresholds.

Total rent expense was $729,275 and $657,130 for the three-month periods ended September 23, 2012 and September 25, 2011, respectively (of which $18,891 and $23,358, respectively, were paid to a related party).  Total rent expense was $2,176,242 and $1,921,178  for the nine-month periods ended September 23, 2012 and September 25, 2011, respectively (of which $65,608 and $66,760, respectively, were paid to a related party).

Scheduled future minimum lease payments for each of the five years and thereafter for non-cancelable operating leases with initial or remaining lease terms in excess of one year at September 23, 2012 are summarized as follows:

Year	Amount
2013	$3,133,313
2014	3,175,239
2015	2,951,123
2016	2,748,726
2017	2,427,656
Thereafter	6,464,697
Total	$20,900,754

10.           COMMITMENTS AND CONTINGENCIES

The Company assumed, from a related entity, an "Area Development Agreement" with BWLD in which the Company undertakes to open 23 BWW restaurants within its designated "development territory", as defined by the agreement, by October 1, 2016.  On December 12, 2008, this agreement was amended, adding nine additional restaurants and extending the date of fulfillment to March 1, 2017.  Failure to develop restaurants in accordance with the schedule detailed in the agreement could lead to potential penalties of $50,000 for each undeveloped restaurant, payment of the initial franchise fees for each undeveloped restaurant, and loss of rights to development territory.  As of September 23, 2012, of the 32 restaurants required to be opened under the Area Development Agreement, 17 of these restaurants had been opened for business.  An additional six restaurants not part of this Area Development Agreement were also opened for business as of September 23, 2012.

The Company is required to pay BWLD royalties (5.0% of net sales) and advertising fund contributions (3.0% of net sales) for the term of the individual franchise agreements.  The Company incurred $739,398 and $667,224 in royalty expense for the three-month periods ended September 23, 2012 and September 25, 2011, respectively and $2,248,016 and $2,045,488 for the nine-month periods ended September 23, 2012 and September 25, 2011.  Advertising fund contribution expenses were $445,654 and $422,570 for the three-month periods ended September 23, 2012 and September 25, 2011, respectively, and $1,351,094 and $1,271,538 for the nine-month periods ended September 23, 2012 and September 25, 2011, respectively.

The Company is required, by its various BWLD franchise agreements, to modernize the restaurants during the term of the agreements.  The individual agreements generally require improvements between the fifth year and the tenth year to meet the most current design model that BWLD has approved.  The modernization costs can range from approximately $50,000 to approximately $500,000 depending on the individual restaurants’ needs.

The Company is subject to ordinary, routine, legal proceedings, as well as demands, claims and threatened litigation, which arise in the ordinary course of its business.  The ultimate outcome of any litigation is uncertain.  While unfavorable outcomes could have adverse effects on the Company's business, results of operations, and financial condition, management believes that the Company is adequately insured and does not believe that any pending or threatened proceedings would adversely impact the Company's results of operations, cash flows, or financial condition.  Therefore, no separate reserve has been established for these types of legal proceedings.

11.            SUPPLEMENTAL CASH FLOWS INFORMATION

Other Cash Flows Information

Cash paid for interest was $227,432 and $278,616 during the three-month periods ended September 23, 2012 and September 25, 2011, respectively, and $743,330 and $827,253 for the nine-month periods ended September 23, 2012 and September 25, 2011, respectively.

Cash paid for income taxes was $58,804 and $110,000 during the three-month periods ended September 23, 2012 and September 25, 2011, respectively, and $271,804 and $147,943 for the nine-month periods ended September 23, 2012 and September 25, 2011, respectively.

12.           FAIR VALUE OF FINANCIAL INSTRUMENTS

The guidance for fair value measurements, ASC 820 Fair Value Measurements and Disclosures, establishes the authoritative definition of fair value, sets out a framework for measuring fair value, and outlines the required disclosures regarding fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. We use a three-tier fair value hierarchy based upon observable and non-observable inputs as follows:

●	Level 1	Quoted market prices in active markets for identical assets and liabilities;
●	Level 2	Inputs, other than level 1 inputs, either directly or indirectly observable; and
●	Level 3	Unobservable inputs developed using internal estimates and assumptions (there is little or no market data) which reflect those that market participants would use.

As of September 23, 2012 and December 25, 2011, respectively, our financial instruments consisted of cash equivalents, accounts payable, and debt. The fair value of cash equivalents, accounts payable and short-term debt approximate its carrying value, due to its short-term nature.

The fair value of our interest rate swaps is determined based on valuation models, which utilize quoted interest rate curves to calculate the forward value and then discount the forward values to the present period. The Company measures the fair value using broker quotes which are generally based on market observable inputs including yield curves and the value associated with counterparty credit risk. Our interest rate swaps are classified as a Level 2 measurement as these securities are not actively traded in the market, but are observable based on transactions associated with bank loans with similar terms and maturities.

There were no transfers between levels of the fair value hierarchy during the three months ended September 23, 2012 and the fiscal year ended December 25, 2011, respectively.

The following table presents the fair values for those assets and liabilities measured on a recurring basis as of September 23, 2012:

FAIR VALUE MEASUREMENTS
Description	Level 1	Level 2	Level 3	Total	Asset/(Liability) Total
Interest Rate Swaps	$—	$(392,263)	$—	$(392,263)	$(392,263)

The following table presents the fair values for those assets and liabilities measured on a recurring basis as of December 25, 2011:

FAIR VALUE MEASUREMENTS
Description	Level 1	Level 2	Level 3	Total	Asset/(Liability) Total
Interest Rate Swaps	$—	$(613,999)	$—	$(613,999)	$(613,999)

As of September 23, 2012, our total debt, was approximately $23.5 million and had a fair value of approximately $15.4 million. The Company did not have any related party debt as of September 23, 2012; this debt was paid in full in conjunction with the April 2012 Term Loan (see Note 6 for details).  As of December 25, 2011, our total debt, less related party debt, was approximately $17.3 million and had a fair value of approximately $15.2 million. Related party debt as of December 25, 2011 was approximately $2.5 million and had a fair value of approximately $2.6 million.  The Company estimates the fair value of its fixed-rate debt using discounted cash flow analysis based on the Company’s incremental borrowing rate.

FINANCIAL STATEMENTS OF BUSINESSES ACQUIRED

Independent Auditors’ Report

Board of Directors
Diversified Restaurant Holdings, Inc. and Subsidiaries
Southfield, Michigan

We have audited the accompanying combined balance sheets of Brewsters, Inc., Buffaloville, Inc., Cal City Wings, Inc., Crown Wings, Inc., Lansing Wings, Inc., Lincoln Park Wings, Inc., Hammond Wings, Inc., Valpo Wings, Inc., and Homewood Wings, Inc. as of December 31, 2011 and 2010 and the related combined statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Brewsters, Inc., Buffaloville, Inc., Cal City Wings, Inc., Crown Wings, Inc., Lansing Wings, Inc., Lincoln Park Wings, Inc., Hammond Wings, Inc., Valpo Wings, Inc., and Homewood Wings, Inc. at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Troy, Michigan

December 10, 2012

COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND DECEMBER 31, 2010

BREWSTERS, INC., BUFFALOVILLE, INC., CAL CITY WINGS, INC., CROWN WINGS, INC., LANSING WINGS, INC.,
LINCOLN PARK WINGS, INC., HAMMOND WINGS, INC., VALPO WINGS, INC., AND HOMEWOOD WINGS, INC.

COMBINED BALANCE SHEETS

	December 31 2011	December 31 2010
ASSETS
Current assets
Cash and cash equivalents	$432,410	$505,489
Accounts receivable – related parties	338,892	268,108
Inventory	130,754	91,418
Prepaid assets	28,586	9,704
Total current assets	930,642	874,719

Property and equipment, net	5,098,101	4,397,894
Intangible assets, net	866,158	813,656
Other long-term assets	32,933	32,933
Total assets	$6,927,834	$6,119,202

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable	$330,440	$271,449
Accrued compensation	152,081	118,233
Other accrued liabilities	176,452	202,199
Current portion of long-term debt	1,110,457	1,725,743
Total current liabilities	1,769,430	2,317,624

Deferred rent	212,402	201,084
Long-term debt, less current portion	4,119,982	2,841,067
Total liabilities	6,101,814	5,359,775

Commitments and contingencies	-	-

Stockholders' equity
Common stock – no par value; 260,000 shares authorized, 14,786 and 13,786 shares issued and outstanding, respectively	647,000	646,000
Treasury stock	(769,186)	(769,186)
Additional paid-in capital	2,841,241	2,210,441
Retained earnings (accumulated deficit)	(1,893,035)	(1,327,828)
Total stockholders' equity	826,020	759,427

Total liabilities and stockholders' equity	$6,927,834	$6,119,202

 The accompanying notes are an integral part of these combined financial statements.

BREWSTERS, INC., BUFFALOVILLE, INC., CAL CITY WINGS, INC., CROWN WINGS, INC., LANSING WINGS, INC.,
LINCOLN PARK WINGS, INC., HAMMOND WINGS, INC., VALPO WINGS, INC., AND HOMEWOOD WINGS, INC.

COMBINED STATEMENTS OF OPERATIONS

	Twelve Months Ended
	December 31 2011	December 31 2010

Revenue
Food and beverage sales	$16,429,418	$15,158,368
Total revenue	16,429,418	15,158,368

Operating expenses
Food and beverage costs	5,312,932	4,832,168
Compensation costs	4,224,328	3,805,409
General and administrative expenses	4,095,200	3,971,622
Occupancy	1,387,913	1,210,745
Depreciation and amortization	1,127,606	988,711
Loss on disposal of property and equipment	130,378	4,302
Total operating expenses	16,278,357	14,812,957

Operating profit	151,061	345,411

Interest expense	(313,253)	(280,738)
Other income, net	38,304	31,326

Net (loss) income	$(123,888)	$95,999

 The accompanying notes are an integral part of these combined financial statements.

BREWSTERS, INC., BUFFALOVILLE, INC., CAL CITY WINGS, INC., CROWN WINGS, INC., LANSING WINGS, INC.,
LINCOLN PARK WINGS, INC., HAMMOND WINGS, INC., VALPO WINGS, INC., AND HOMEWOOD WINGS, INC.

COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Treasury	Additional Paid-in	Retained Earnings (Accumulated	Total Stockholders'
	Shares	Amount	Stock	Capital	Deficit)	Equity

Balances - December 31, 2009	12,786	$645,000	$(619,185)	$1,706,241	$(978,518)	$753,538

Stock issuance and capital contributions (Cal City)	1,000	1,000	-	504,200	-	505,200

Repurchase stock	-	-	(150,001)	-	-	(150,001)

Distributions	-	-	-	-	(445,309)	(445,309)

Net income	-	-	-	-	95,999	95,999

Balances - December 31, 2010	13,786	646,000	(769,186)	2,210,441	(1,327,828)	759,427

Stock issuance and capital contributions (Homewood)	1,000	1,000	-	630,800	-	631,800

Distributions	-	-	-	-	(441,319)	(441,319)

Net loss	-	-	-	-	(123,888)	(123,888)

Balances - December 31, 2011	14,786	$647,000	$(769,186)	$2,841,241	$(1,893,035)	$826,020

 The accompanying notes are an integral part of these combined financial statements.

BREWSTERS, INC., BUFFALOVILLE, INC., CAL CITY WINGS, INC., CROWN WINGS, INC., LANSING WINGS, INC.,
LINCOLN PARK WINGS, INC., HAMMOND WINGS, INC., VALPO WINGS, INC., AND HOMEWOOD WINGS, INC.

COMBINED STATEMENTS OF CASH FLOWS

	Twelve Months Ended
	December 31 2011	December 31 2010

Cash flows from operating activities
Net (loss) income	$(123,888)	$95,999
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation and amortization	1,127,606	988,711
Loss on disposal of property and equipment	130,378	4,302
Changes in operating assets and liabilities that provided (used) cash
Accounts receivable – related parties	(70,784)	70,391
Inventory	(39,336)	(6,423)
Prepaid assets	(18,882)	21,174
Intangible assets	(74,267)	(5,883)
Other long-term assets	-	1,504
Accounts payable	58,991	(176,337)
Accrued liabilities	8,101	(19,220)
Deferred rent	11,318	(11,039)
Net cash provided by operating activities	1,009,237	963,179

Cash flows from investing activities
Purchases of property and equipment	(1,936,426)	(1,225,970)
Proceeds from sale of property and equipment	-	26,000
Net cash used in investing activities	(1,936,426)	(1,199,970)

Cash flows from financing activities
Proceeds from issuance of long-term debt	1,392,265	853,960
Repayments of long-term debt	(728,636)	(403,666)
Proceeds from issuance of common stock and capital contributions	631,800	505,200
Treasury stock purchase	-	(150,001)
Distributions	(441,319)	(445,309)
Net cash provided by financing activities	854,110	360,184

Net (decrease) increase in cash and cash equivalents	(73,079)	123,393

Cash and cash equivalents, beginning of period	505,489	382,096

Cash and cash equivalents, end of period	$432,410	$505,489

 The accompanying notes are an integral part of these combined financial statements.

BREWSTERS, INC., BUFFALOVILLE, INC., CAL CITY WINGS, INC., CROWN WINGS, INC., LANSING WINGS, INC.,
LINCOLN PARK, INC., HAMMOND WINGS, INC., VALPO WINGS, INC., AND HOMEWOOD WINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND DECEMBER 31, 2010

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The combined financial statements are comprised of eight companies that own and operate Buffalo Wild Wings (“BWW”) restaurants in Indiana and Illinois, along with a company with no operations that has the right to develop a BWW restaurant.  The companies operating as Brewsters, Inc., Buffaloville, Inc., Crown Wings, Inc., and Valpo Wings, Inc. are located in Northwest Indiana and those operating as Cal City Wings, Inc., Homewood Wings, Inc., Lansing Wings Inc., and Lincoln Park Wings, Inc. are located in Northeast Illinois.  Each of the companies were open and operated as BWW restaurants for all periods included in the combined financials statements, except for Cal City Wings, Inc., which opened in March 2010, and Homewood Wings, Inc., which opened in May 2011.  Hammond Wings, Inc.  has no current operations and holds a franchise agreement beginning in May 2012 with the right to open a BWW restaurant in Northwest Indiana at any time through September 2013.  These companies, all related parties with common ownership, are herein referred to as the “Company,” or the “Companies”.

On September 25, 2012, substantially all the assets of the Companies were acquired by Diversified Restaurant Holdings, Inc. for approximately $14.7 million.

The Companies are economically dependent on retaining their franchise rights with Buffalo Wild Wings, Inc. (“BWLD”).  As of December 10, 2012, the franchise agreements have specific initial term expiration dates ranging from May 26, 2008 to September 30, 2033, depending on the date each was executed and its initial term. The franchise agreements are renewable at the option of the franchisor and are generally renewable if the franchisee has complied with the franchise agreement. When factoring in any applicable renewals, as of December 10, 2012, the franchise agreements have specific expiration dates ranging from May 26, 2023 to September 30, 2048. The Companies are in compliance with the terms of these agreements at December 10, 2012.

Principles of Combination

The combined financial statements include the combined accounts of each of the Companies.  All significant intercompany accounts and transactions have been eliminated upon combination.

The Company follows accounting standards set by the Financial Accounting Standards Board ("FASB"). The FASB sets generally accepted accounting principles ("GAAP") the Company follows to ensure its financial condition, results of operations, and cash flows are consistently reported. References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification ("Codification" or "ASC").

Revenue Recognition

Revenues from food and beverage sales are recognized and generally collected at the point of sale. All sales taxes are presented on a net basis and are excluded from revenue.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Balances that are outstanding after management has used reasonable collection efforts are written off with a corresponding charge to bad debt expense.  Management does not believe any allowances for doubtful accounts were necessary at December 31, 2011 or 2010.

Gift Cards

The Company records gift cards under a BWLD central-wide program.  Gift cards sold are recorded as a gift card liability.  When redeemed, the gift card liability account is offset by recording the transaction as revenue.  Under this centralized system, any breakage would be recorded by Blazin Wings, Inc., a subsidiary of BWLD, and is subject to the breakage laws in the state of Minnesota, where Blazin Wings, Inc. is located.

The Company's gift card liability was insignificant at December 31, 2011 and December 31, 2010.

Deferred Rent

Certain operating leases provide for minimum annual payments that increase over the life of the lease. Typically, leases have an initial lease term of between five and 20 years and contain renewal options under which we may extend the terms for five-year periods. The aggregate minimum annual payments are expensed on a straight-line basis commencing at the start of the construction period and extending over the term of the related lease, without consideration of renewal options. The amount by which straight-line rent exceeds actual lease payment requirements in the early years of the lease is accrued as deferred rent liability and reduced in later years when the actual cash payment requirements exceed the straight-line expense. The Company also accounts, in its straight-line computation, for the effect of any "rental holidays", "free rent periods", and "landlord incentives or allowances".

Inventory

Inventory, which consists mainly of food and beverage products, is accounted for at the lower of cost or market using the first in, first out method of inventory valuation.

Intangible Assets

Amortizable intangible assets consist principally of franchise fees that are deferred and amortized to operating expense on a straight-line basis over the term of the related underlying agreements of 15 - 20 years.

Liquor licenses, also a component of intangible assets, are deemed to have an indefinite life and, accordingly, are not amortized. Management reviews indefinite-lived assets on an annual basis (at year end) to determine whether carrying values have been impaired. During the periods ended December 31, 2011 and 2010, no impairments relating to intangible assets with finite or indefinite lives were recognized.

Property and Equipment

Property and equipment are recorded at cost. Major improvements and renewals are capitalized. Equipment and furniture and fixtures are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized using the straight-line method over the lesser of the term of the lease, with consideration of renewal options if renewals are reasonably assured because failure to renew would result in an economic penalty, or the estimated useful lives of the assets, which is typically 10 years. Maintenance and repairs are expensed as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation are eliminated from the respective accounts and the related gains or losses are credited or charged to earnings.

Restaurant construction in progress is not amortized or depreciated until the related assets are placed into service. The Company capitalizes, as restaurant construction in progress, costs incurred in connection with the design, build out, and furnishing of its restaurants. Such costs consist principally of leasehold improvements, directly related costs such as architectural and design fees, and equipment, furniture and fixtures not yet placed in service.

The Company reviews property and equipment, along with other long-lived assets subject to amortization, for impairment whenever events or changes in circumstances indicate that a potential impairment has occurred.  During the years ended December 31, 2011 and 2010, there were no impairments recorded.

Advertising

Advertising expenses associated with contributions to the national BWW advertising fund are expensed as contributed and all other advertising expenses are expensed as incurred. Advertising expenses were $543,093 and $505,462 for the years ended December 31, 2011 and 2010, respectively, and is included in general and administrative expenses in the combined statements of operations.

Income Taxes

The Companies are structured as subchapter S corporations under the Internal Revenue Code.  As a result, the federal and state taxable income or loss of the Companies will be included in the respective shareholders’ income tax returns.  Accordingly, no income taxes are reflected in the accompanying combined financial statements.

Use of Estimates

The preparation of combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. PROPERTY AND EQUIPMENT, NET

Property and equipment are comprised of the following:

	December 31 2011	December 31 2010
Equipment	$3,398,044	$2,966,071
Furniture and fixtures	842,774	742,387
Leasehold improvements	4,413,150	3,348,293

Total	8,653,968	7,056,751
Less accumulated depreciation	(3,555,867)	(2,658,857)

Property and equipment, net	$5,098,101	$4,397,894

Depreciation expense was $1,105,843 and $965,803 during the years ended December 31, 2011 and 2010, respectively.

3. INTANGIBLE ASSETS

Intangible assets are comprised of the following:

	December 31 2011	December 31 2010
Amortized intangibles
Franchise fees	$227,500	$205,000
Other	122,125	125,933
Total	349,625	330,933
Less accumulated amortization	(139,467)	(123,277)

Amortized intangibles, net	210,158	207,656

Unamortized intangibles
Liquor licenses	656,000	606,000

Total intangibles	$866,158	$813,656

Amortization expense for the years ended December 31, 2011 and 2010 was $21,763 and $22,908, respectively. Amortization expense for the years ended December 2012, 2013, 2014, 2015 and 2016 is projected to total approximately $20,000 per year.

4. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2011 and 2010, the Company was charged management fees of $452,884 and $345,044, respectively, from a related entity through common ownership which represents an allocation of certain corporate expenses. Management fees are included in general and administrative expenses in the combined statements of operations.

At December 31, 2011 and 2010, the Company was owed $338,892 and $268,108, respectively, from related entities through common ownership for miscellaneous advances made by the Company. At December 31, 2011 and 2010, the Company owed $207,557 and $124,310, respectively, to related entities through common ownership for rent, management fees, and miscellaneous advances made on behalf of the Company by the related entities. The amounts owed to related entities are included in accounts payable on the combined balance sheets.

Long-term debt (see Note 5) includes various promissory notes to certain shareholders totaling $222,955 and $80,990 at December 31, 2011 and 2010, respectively. The loans bear interest at 2.0% and are due on demand.

See Note 6 for related party operating lease transactions.

5. LONG-TERM DEBT

Long-term debt consists of the following obligations:

	December 31 2011	December 31 2010

Note payable to a bank secured by substantially all assets of Brewsters Inc. Scheduled monthly principal and interest payments of $12,562 through maturity in August 2015. Interest is charged at a rate of 5.87%.	$495,503	$612,884
Note payable to a bank secured by substantially all assets of Buffaloville Inc. Scheduled monthly principal and interest payments of $13,047 through maturity in September 2013. Interest is charged at a rate of 6.7%.	256,155	390,069
Note payable to a bank secured by substantially all assets of Cal City Wings, Inc. Scheduled monthly principal and interest payments of $12,316 through maturity in August 2013 at which time a $540,250 principal payment is due. Interest is charged at a rate of 5.75%.	722,913	825,287
Note payable to a bank secured by substantially all assets of Crown Wings, Inc. Scheduled monthly principal and interest payments of $14,500 through maturity in March 2013 at which time a $636,417 principal payment is due. Interest is charged at a rate of 5.75%.	787,605	911,740
Note payable to a bank secured by substantially all assets of Homewood, Inc. Scheduled monthly principal and interest payments of $9,475 through maturity in December 2016 at which time a $498,562 principal payment is due. Interest is charged at a rate of 6.0%.	850,000	-
Note payable to a bank secured by substantially all assets of Lansing Wings, Inc. Scheduled monthly principal and interest payments of $10,238 through maturity in December 2016. Interest is charged at a rate of 5.95%. The note was refinanced in 2011.	-	617,136
Note payable to a bank secured by substantially all assets of Lansing Wings, Inc. Interest is payable monthly at a rate equal to the bank’s prime rate plus 1.5%. The principal balance of the loan is due upon maturity in December 2016. The note was refinanced in 2011.	-	235,133
Note payable to a bank secured by substantially all assets of Lansing Wings, Inc. Scheduled monthly principal and interest payments of $11,540 through maturity in August 2016 at which time a $272,365 payment is due. Interest is charged at a rate of 5.75%.	763,330	-
Note payable to a bank secured by substantially all assets of Lincoln Park Wings, Inc. Scheduled monthly principal and interest payments of $11,769 through maturity in October 2011 at which time a $601,776 principal payment is due. Interest is charged at a rate of 7.2%. The note was refinanced in 2011.	-	669,199
Note payable to a bank secured by substantially all assets of Lincoln Park Wings, Inc. Scheduled monthly principal and interest payments of $11,363 through maturity in October 2016. Interest is charged at a rate of 5.75%.	573,058	-
Note payable to a bank secured by substantially all assets of Valpo Wings, Inc. Interest is payable at a monthly rate of 5.75%. The principal balance of the loan is due upon maturity in February 2011. The note was refinanced in 2011.	-	224,372
Note payable to a bank secured by substantially all assets of Valpo Wings, Inc. Scheduled monthly principal and interest payments of $11,988 through maturity in May 2016. Interest is charged at a rate of 5.75%.	558,920	-
Notes payable — related parties (see Note 4)	222,955	80,990
Total long-term debt	5,230,439	4,566,810
Less current portion	(1,110,457)	(1,725,743)
Long-term debt, net of current portion	$4,119,982	$2,841,067

Scheduled principal maturities of long-term debt for each of the five years succeeding December 31, 2011, and thereafter, are summarized as follows:

Year	Amount
2012	$1,110,457
2013	1,918,070
2014	567,195
2015	551,176
2016	1,083,541
Total	$5,230,439

Interest expense was $313,253 and $280,738, respectively for the years ended December 31, 2011 and 2010. Interest expense incurred for related party notes payable was approximately $3,000 and $1,600, respectively, for the years ended December 31, 2011 and 2010.

The above bank agreements are guaranteed by the Company’s stockholders and certain affiliated entities. In addition, the above agreements contain various customary financial covenants generally based on the performance of the specific borrowing entity. The more significant covenant consists of a minimum debt service coverage ratio.

6. COMMITMENTS AND CONTINGENCIES

Lease terms range from five to 20 years, with renewal options, and generally require the Company to pay a proportionate share of real estate taxes, insurance, common area maintenance, and other operating costs. Some restaurant leases provide for contingent rental payments based on sales thresholds.

Total rent expense was $1,051,386 and $803,232 for the years ended December 31, 2011 and 2010, respectively (of which $802,000 and $592,000 for the  years ended December 31, 2011 and 2010, respectively, were paid to related parties through common ownership).

Scheduled future minimum lease payments for each of the five years and thereafter for non-cancelable operating leases with initial or remaining lease terms in excess of one year at December 31, 2011 are summarized as follows:

Year	Amount
2012	$1,245,316
2013	1,135,450
2014	1,035,491
2015	994,041
2016	999,702
Thereafter	6,383,543
Total	$11,793,543

The Company is required to pay BWLD royalties (5.0% of net sales) and advertising fund contributions (3.0% of net sales) for the term of the individual franchise agreements.  The Company incurred $817,302 and $755,603 in royalty expense for the years ended December 31, 2011 and 2010, respectively. Advertising fund contribution expenses were $543,093 and $505,462 for the years ended December 31, 2011 and 2010, respectively.  These amounts are included in general and administrative expenses in the combined statements of operations.

The Company is required, by its various BWLD franchise agreements, to modernize the restaurants during the term of the agreements.  The individual agreements generally require improvements between the fifth year and the tenth year to meet the most current design model that BWLD has approved.  The modernization costs can range from approximately $50,000 to approximately $500,000 depending on the individual restaurants’ needs.

The Company is subject to ordinary, routine, legal proceedings, as well as demands, claims and threatened litigation, which arise in the ordinary course of its business.  The ultimate outcome of any litigation is uncertain.  While unfavorable outcomes could have adverse effects on the Company's business, results of operations, and financial condition, management believes that the Company is adequately insured and does not believe that any pending or threatened proceedings would adversely impact the Company's results of operations, cash flows, or financial condition.  Therefore, no separate reserve has been established for these types of legal proceedings.

7. STOCKHOLDERS’ EQUITY

Common stock issued by each of the Companies consists of no par common stock with authorized shares ranging from 20,000 to 100,000 and shares outstanding ranging from 500 to 7,500.

Additional paid-in capital is comprised of stockholder contributions made by each of the companies, with the exception of Hammond Wings, Inc., after initial incorporation, generally to assist with the funding of restaurant development and initial operations.

Treasury stock is reflected at the Companies’ cost to repurchase shares of common stock from stockholders of Brewsters, Inc., Buffaloville, Inc. and Lincoln Park Wings, Inc.

8. SUPPLEMENTAL CASH FLOWS INFORMATION

Cash paid for interest was approximately $313,000 and $281,000 during the years ended December 31, 2011 and 2010, respectively.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The guidance for fair value measurements, ASC 820 Fair Value Measurements and Disclosures, establishes the authoritative definition of fair value, sets out a framework for measuring fair value, and outlines the required disclosures regarding fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. We use a three-tier fair value hierarchy based upon observable and non-observable inputs as follows:

•	Level 1 — Quoted market prices in active markets for identical assets and liabilities;

•	Level 2 — Inputs, other than level 1 inputs, either directly or indirectly observable; and

•	Level 3 — Unobservable inputs developed using internal estimates and assumptions (there is little or no market data) which reflect those that market participants would use.

There were no financial instruments that are recorded at fair value in the combined financial statements at December 31, 2011 and 2010.

At December 31, 2011 and 2010, the Company’s financial instruments consisted of cash, accounts receivable, accounts payable, and debt. The fair value of cash, accounts receivable, and accounts payable approximate their carrying values, due to their short-term nature. The fair value of the Company’s long-term debt approximates fair value due to the approximation of the Company’s borrowing rates to market rates.

10.  SUBSEQUENT EVENTS

Management has evaluated subsequent events through December 10, 2012, the date on which the combined financial statements were available to be issued.

COMBINED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 23, 2012

BREWSTERS, INC., BUFFALOVILLE, INC., CAL CITY WINGS, INC., CROWN WINGS, INC., LANSING WINGS, INC.,
LINCOLN PARK, INC., HAMMOND WINGS, INC., VALPO WINGS, INC., AND HOMEWOOD WINGS, INC.

COMBINED BALANCE SHEET (UNAUDITED)

September 30 2012
ASSETS
Current assets
Cash and cash equivalents	$157,867
Accounts receivable – related parties	217,093
Inventory	118,415
Prepaid assets	41,361
Total current assets	534,736

Property and equipment, net	4,283,572
Intangible assets, net	849,744
Other long-term assets	27,933

Total assets	$5,695,985

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable	$396,315
Accrued compensation	161,885
Other accrued liabilities	170,070
Current portion of long-term debt	2,239,584
Total current liabilities	2,967,854

Deferred rent	217,885
Long-term debt, less current portion	2,384,783
Total liabilities	5,570,522

Commitments and contingencies

Stockholders' equity
Common stock - no par value; 260,000 shares authorized; 14,786 issued and outstanding	647,000
Treasury stock	(769,186)
Additional paid-in capital	2,870,241
Retained earnings (accumulated deficit)	(2,622,592)
Total stockholders' equity	125,463

Total liabilities and stockholders' equity	$5,695,985

 The accompanying notes are an integral part of these interim combined financial statements.

BREWSTERS, INC., BUFFALOVILLE, INC., CAL CITY WINGS, INC., CROWN WINGS, INC., LANSING WINGS, INC.,
LINCOLN PARK, INC., HAMMOND WINGS, INC., VALPO WINGS, INC., AND HOMEWOOD WINGS, INC.

COMBINED STATEMENT OF OPERATIONS (UNAUDITED)

	Nine Months Ended
	September 30 2012	September 30 2011

Revenue
Food and beverage sales	$13,038,143	$12,112,700
Total revenue	13,038,143	12,112,700

Operating expenses
Food and beverage costs	4,738,947	3,847,324
Compensation costs	3,206,567	3,202,204
General and administrative expenses	3,466,100	2,880,390
Occupancy	1,033,652	1,057,976
Depreciation and amortization	842,180	845,704
Loss on disposal of property and equipment	-	130,878
Total operating expenses	13,287,446	11,964,476

Operating (loss) profit	(249,303)	148,224

Interest expense	(220,479)	(226,330)
Other expense, net	(60,228)	(14,971)

Net loss	$(530,010)	$(93,077)

The accompanying notes are an integral part of interim combined financial statements.

BREWSTERS, INC., BUFFALOVILLE, INC., CAL CITY WINGS, INC., CROWN WINGS, INC., LANSING WINGS, INC.,
LINCOLN PARK, INC., HAMMOND WINGS, INC., VALPO WINGS, INC., AND HOMEWOOD WINGS, INC.

 COMBINED STATEMENT OF STOCKHOLDERS' EQUITY (UNAUDITED)

	Common Stock		Treasury	Additional Paid-in	Retained Earnings (Accumulated	Total Stockholders'
	Shares	Amount	Stock	Capital	Deficit)	Equity

Balances - December 31, 2011	14,786	$647,000	$(769,186)	$2,841,241	$(1,893,035)	$826,020

Capital contributions	-	-	-	29,000	-	29,000

Net loss	-	-	-	-	(530,010)	(530,010)

Distributions	-	-	-	-	(199,547)	(199,547)

Balances - September 30, 2012	14,786	$647,000	(769,186)	$2,870,241	$(2,622,592)	$125,463

 The accompanying notes are an integral part of these interim combined financial statements.

BREWSTERS, INC., BUFFALOVILLE, INC., CAL CITY WINGS, INC., CROWN WINGS, INC., LANSING WINGS, INC., LINCOLN PARK, INC., HAMMOND WINGS, INC., VALPO WINGS, INC., AND HOMEWOOD WINGS, INC.

COMBINED STATEMENT OF CASH FLOWS (UNAUDITED)

	Nine Months Ended
	September 30 2012	September 30 2011

Cash flows from operating activities
Net loss	$(530,010)	$(93,077)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	842,180	845,704
Loss on disposal of property and equipment	-	130,378
Changes in operating assets and liabilities that provided (used) cash
Accounts receivable – related parties	121,799	(24,993)
Inventory	12,339	(24,688)
Prepaid assets	(12,775)	(21,130)
Intangible assets	-	(74,267)
Other long-term assets	5,000	-
Accounts payable	65,875	60,784
Accrued liabilities	3,422	10,676
Deferred rent	5,483	-
Net cash provided by operating activities	513,313	809,387

Cash flows from investing activities
Purchases of property and equipment	(11,237)	(1,926,444)
Net cash used in investing activities	(11,237)	(1,926,444)

Cash flows from financing activities
Proceeds from issuance of long-term debt	-	1,392,265
Repayments of long-term debt	(606,072)	(562,017)
Proceeds from issuance of common stock and capital contributions	29,000	523,800
Distributions	(199,547)	(441,319)
Net cash (used in) provided by financing activities	(776,619)	912,729

Net decrease in cash and cash equivalents	(274,543)	(204,328)

Cash and cash equivalents, beginning of period	432,410	505,489

Cash and cash equivalents, end of period	$157,867	$301,161

The accompanying notes are an integral part of these interim combined financial statements.

BREWSTERS, INC., BUFFALOVILLE, INC., CAL CITY WINGS, INC., CROWN WINGS, INC., LANSING WINGS, INC.,
LINCOLN PARK, INC., HAMMOND WINGS, INC., VALPO WINGS, INC., AND HOMEWOOD WINGS, INC.

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 23, 2012

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The interim unaudited combined financial statements are comprised of eight companies that own and operate Buffalo Wild Wings (“BWW”) restaurants in Indiana and Illinois, along with a company with no operations that has the right to develop a BWW restaurant.  The companies operating as Brewsters, Inc., Buffaloville, Inc., Crown Wings, Inc., and Valpo Wings, Inc. are located in Northwest Indiana and those operating as Cal City Wings, Inc., Homewood Wings, Inc., Lansing Wings, Inc., and Lincoln Park Wings, Inc. are located in Northeast Illinois.  Each of the companies were open and operated BWW restaurants for all periods included in the interim combined financials statements, except Homewood Wings, Inc. which opened in May 2011.  Hammond Wings, Inc.  has no current operations and holds a franchise agreement beginning in May 2012 with the right to open a BWW restaurant in Northwest Indiana at any time through September 2013.  These companies, all related parties with common ownership, are herein referred to as the “Company,” or the “Companies”.

On September 25, 2012 substantially all assets of the Companies were acquired by Diversified Restaurant Holdings, Inc. for approximately $14.7 million.

Principles of Consolidation

The interim combined financial statements include the combined accounts of each of the Companies.  All significant intercompany accounts and transactions have been eliminated upon combination.

The Company follows accounting standards set by the Financial Accounting Standards Board ("FASB"). The FASB sets generally accepted accounting principles ("GAAP") that the Company follows to ensure its financial condition, results of operations, and cash flows are consistently reported. References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification ("Codification" or "ASC").

Basis of Presentation

The interim combined financial statements as of September 30, 2012, and for the nine-month periods ended September 30, 2012 and 2011, have been prepared by the Company pursuant to accounting principles generally accepted in the United States of America (“GAAP”). The financial information for these periods is unaudited, but, in the opinion of management, reflects all adjustments and accruals necessary for a fair presentation of the financial position, results of operations, and cash flows for the interim periods.

The results of operations for the interim periods are not necessarily indicative of the results of operations that may be achieved for the entire year.  These interim financial statements and related notes should be read in conjunction with the audited combined financial statements included elsewhere in this prospectus.

Income Taxes

The Companies are structured as subchapter S corporations under the Internal Revenue Code, as a result, the federal and state taxable income or loss of the Companies will be included in the respective shareholders’ income tax returns.  Accordingly, no income taxes are reflected in the accompanying combined financial statements.

Use of Estimates

The preparation of combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

 2. RELATED PARTY TRANSACTIONS

For the nine months ended September 30, 2012 and 2011, the Company was charged management fees of $300,000 and $295,000, respectively, from a related entity through common ownership which represents an acquisition of certain corporate expenses. Management fees are included in the general and administrative expenses in the combined statements of operations.

At September 30, 2012, the Company was owed $217,093 from related entities through common ownership for miscellaneous advances made by the Company.  At September 30, 2012, the Company owed $117,231 to related entities through common ownership for rent, management fees, and miscellaneous advances made on behalf of the Company.

Long-term debt includes various promissory notes to certain shareholders totaling $237,808 at September 30, 2012. The loans bear interest at approximately 2.0% and are due on demand. Interest expense incurred for related party notes payable was approximately $4,700 and $3,500 for the nine months ended September 30, 2012 and 2011, respectively.

The Company leases certain of its restaurant locations from related parties through common ownership.  Rent expense incurred to related parties was approximately $659,000 and $582,400 for the nine months ended September 30, 2012 and 2011, respectively.

3. SUPPLEMENTAL CASH FLOWS INFORMATION

Cash paid for interest was approximately $220,000 and $226,000 for the nine months ended September 30, 2012 and 2011, respectively.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The guidance for fair value measurements, ASC 820 Fair Value Measurements and Disclosures, establishes the authoritative definition of fair value, sets out a framework for measuring fair value, and outlines the required disclosures regarding fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. We use a three-tier fair value hierarchy based upon observable and non-observable inputs as follows:

•	Level 1 — Quoted market prices in active markets for identical assets and liabilities;

•	Level 2 — Inputs, other than level 1 inputs, either directly or indirectly observable; and

•	Level 3 — Unobservable inputs developed using internal estimates and assumptions (there is little or no market data) which reflect those that market participants would use.

There were no financial instruments that are recorded at fair value in the combined financial statements.

At September 30, 2012, the Company’s financial instruments consisted of cash, accounts receivable, accounts payable, and debt. The fair value of cash, accounts receivable, and accounts payable approximate their carrying values, due to their short-term nature. The fair value of the Company’s long-term debt approximates the fair value due to the approximation of the Company’s borrowing rates to market rates.

DIVERSIFIED RESTAURANT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma financial statements combine the historical consolidated balance sheets and statements of operations of Diversified Restaurant Holdings, Inc. (“DRH” or the “Company”) and the combined balance sheet of Brewsters, Inc., Buffaloville, Inc., Cal City Wings, Inc., Crown Wings, Inc., Lansing Wings Inc., Lincoln Park Wings, Inc., Hammond Wings, Inc., Valpo Wings, Inc., and Homewood Wings, Inc. (collectively, the “Acquired Entities”) giving effect to the acquisition by DRH of substantially all assets  of the Acquired Entities on September 25, 2012 using the purchase method of accounting.

DRH and the Acquired Entities both follow a calendar accounting period; however, DRH utilizes a 52- or 53-week accounting period that ends on a Sunday and the Acquired Entities' accounting periods end on the last day of the calendar quarter or year end.  Accordingly, the unaudited pro forma condensed combined balance sheet as of September 23, 2012 is presented to give effect to the acquisition on that date and combines the September 23, 2012 historical balance sheet of DRH and the September 30, 2012 historical balance sheet of the Acquired Entities.  The unaudited pro forma condensed combined statement of operations for the year ended December 25, 2011 combines the historical statement of operations of DRH for the year ended December 25, 2011 and the historical statement of operations of the Acquired Entities for the year ended December 31, 2011.  The unaudited pro forma condensed combined statement of operations for the nine months ended September 23, 2012 combines the historical statement of operations of DRH for the nine months ended September 23, 2012 and the historical statement of operations of the Acquired Entities for the nine months ended September 30, 2012.  The unaudited pro forma condensed combined statements of operations give effect to the acquisition as if it occurred on December 27, 2010 (the first day of DRH's fiscal calendar).

The historical unaudited statement of operations of the Acquired Entities for the nine months ended September 30, 2012 does not include transactions resulting from the acquisition by DRH on September 23, 2012, but includes only the results of operations of the Acquired Entities through September 30, 2012. In addition, the amounts in the historical unaudited statement of operations of DRH for the nine months ended September 23, 2012 have been reclassified from the amounts previously reported in DRH’s Quarterly Report on Form 10-Q for the same period.

The unaudited pro forma financial statements are presented for illustrative purposes only and are not intended to represent or be indicative of the consolidated results of operations or the consolidated financial position of DRH that would have been reported had the acquisition been consummated as of the dates presented, and should not be viewed to be representative of future operating results or the financial position of DRH. The unaudited pro forma financial statements do not reflect any adjustments to conform accounting policies, other than those mentioned in the notes thereto, or to reflect any cost synergies anticipated as a result of the acquisition, or any future acquisition related expenses.

Certain adjustments made to the unaudited pro forma financial statements have been prepared based on preliminary estimates of the fair values of the net assets from the Acquired Entities. The impact of ongoing integration activities and adjustments to the estimated fair value of substantially all of the assets of the Acquired Entities could cause material differences in the information presented.

The unaudited pro forma financial statements should be read in conjunction with the historical combined financial statements of the Acquired Entities and the consolidated financial statements of DRH for the period ended September 23, 2012 and the year ended December 25, 2011, all included in this prospectus.

Preliminary Purchase Price Allocation

On September 25, 2012, the Company completed the acquisition of substantially all of the assets of the Acquired Entities for approximately $14.7 million. The Company financed this acquisition with a Senior Secured Credit Facility from RBS Citizens, N.A., borrowing approximately $14.7 million. The allocation of the purchase price for acquisition requires extensive use of accounting estimates and judgments to allocate the purchase price to tangible and intangible assets acquired and liabilities assumed based on respective fair values. The purchase price for the Company’s acquisition of the Acquired Entities’ tangible and intangible assets and the assumption of certain liabilities is based on preliminary estimates of fair values at the acquisition date. The Company believes the fair values assigned to the assets acquired and liabilities assumed are based on reasonable assumptions. The fair value estimates for the purchase price allocation for the Company’s acquisition are preliminary and will change as additional information becomes available and the Company’s fair value estimates are finalized.

The following table summarizes the estimated fair values of net assets acquired and liabilities assumed:

Working capital	$240,000
Fixed assets	5,664,000
Intangible assets	929,000
Goodwill	8,672,952
Other long-term assets	10,933
Deferred rent	(217,885)
Unfavorable lease liability	(559,000)
Net cash paid for acquisition	$14,740,000

DIVERSIFIED RESTAURANT HOLDINGS, INC. AND SUBSIDIARIES

PRO FORMA CONDENSED COMBINED BALANCE SHEET (UNAUDITED)

	DRH (September 23, 2012)	Acquired Entities (September 30, 2012)	Pro Forma Adjustments	Reference	Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$3,070,082	$157,867	$-		$3,227,949
Accounts receivable - other	448,008	217,093	(217,093)	A	-
	-	-	201,441	D	649,449
Inventory	598,540	118,415	-		716,955
Prepaid assets	171,894	41,361	-		213,255
Total current assets	4,288,524	534,736	(15,652)		4,807,608

Deferred income taxes	172,770	-	-		172,770
Property and equipment, net - restricted assets of VIE	1,435,277	-	-		1,435,277
Property and equipment, net	26,289,136	4,283,572	1,380,428	D	31,953,136
Intangible assets, net	1,101,777	849,744	79,256	D	2,030,777
Goodwill	-	-	8,672,952	D	8,672,952
Other long-term assets	81,350	27,933	(17,000)	A	92,283

Total assets	$33,368,834	$5,695,985	$10,099,984		$49,164,803

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable	$2,841,875	$396,315	$(117,231)	A	$3,120,959
Accrued compensation	1,127,665	161,885	(161,885)	A	1,127,665
Other accrued liabilities	543,758	170,070	(170,070)	A	543,758
Current portion of long-term debt	2,434,048	2,239,584	(2,239,584)	A	2,434,048
Current portion of deferred rent	174,906	-	-		174,906
Total current liabilities	7,122,252	2,967,854	(2,688,770)		7,401,336

Deferred rent, less current portion	2,140,463	217,885	-		2,358,348
Other liabilities	392,263	-	559,000	D	951,263
Long-term debt, less current portion	21,044,556	2,384,783	(2,384,783)	A	-
	-	-	14,740,000	C	35,784,556
Total liabilities	30,699,534	5,570,522	10,225,447		46,495,503

Commitments and contingencies

Stockholders' equity
Common stock	1,888	647,000	(647,000)	B	1,888
Treasury stock	-	(769,186)	769,186	B	-
Additional paid-in capital	2,936,504	2,870,241	(2,870,241)	B	2,936,504
Accumulated other comprehensive loss	(258,893)	-	-		(258,893)
Retained earnings (accumulated deficit)	(450,724)	(2,622,592)	2,622,592	B	(450,724)
Total DRH stockholders' equity	2,228,775	125,463	(125,463)		2,228,775

Noncontrolling interest in VIE	440,525	-	-		440,525

Total stockholders' equity	2,669,300	125,463	(125,463)		2,669,300

Total liabilities and stockholders' equity	$33,368,834	$5,695,985	$10,099,984		$49,164,803

The accompanying notes are an integral part of these proforma condensed combined financial statements.

DIVERSIFIED RESTAURANT HOLDINGS, INC. AND SUBSIDIARIES

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS (UNAUDITED)

	DRH (Nine Months Ended September 23, 2012)	Acquired Entities (Nine Months Ended September 30 2012)	Pro Forma Adjustments	Reference	Pro Forma Combined

Revenue
Food and beverage sales	$51,315,764	$13,038,143	$-		$64,353,907
Franchise royalties and fees	7,537	-	-		7,537
Total revenue	51,323,301	13,038,143	-		64,361,444

Operating expenses
Food and beverage costs	15,904,293	4,738,947	-		20,643,240
Compensation costs	12,840,361	3,206,567	-		16,046,928
General and administrative and other expenses	14,526,563	3,466,100	-		17,992,663
Pre-opening costs	547,876	-	-		547,876
Occupancy	2,787,327	1,033,652	(29,813)	E	3,791,166
Depreciation and amortization	2,930,606	842,180	160,438	F	3,933,224
Loss on disposal of property and equipment	29,977	-	-		29,977
Total operating expenses	49,567,003	13,287,446	130,625		62,985,074

Operating profit (loss)	1,756,298	(249,303)	(130,625)		1,376,370

Change in fair value of derivative instruments	(43,361)	-	-		(43,361)
Interest expense	(843,563)	(220,479)	220,479	G	-
	-	-	(262,786)	G	(1,106,349)
Other income (expense), net	362,160	(60,228)	-		301,932

Income (loss) before income taxes	1,231,534	(530,010)	(172,932)		528,592

Income tax provision	333,387	-	(274,147)	H	59,240

Net income (loss)	898,147	(530,010)	101,215		469,352

Less: (Income) attributable to noncontrolling interest	(95,040)	-	-		(95,040)

Net income (loss) attributable to DRH	$803,107	$(530,010)	$101,215		$374,312

Basic earnings per share	$0.04				$0.02
Fully diluted earnings per share	$0.04				$0.02

Weighted average number of common shares outstanding
Basic	18,948,624				18,948,624
Diluted	19,088,856				19,088,856

The accompanying notes are an integral part of these proforma condensed combined financial statements.

DIVERSIFIED RESTAURANT HOLDINGS, INC. AND SUBSIDIARIES

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS (UNAUDITED)

	DRH (Year Ended December 25, 2011)	Acquired Entities (Year Ended December 31, 2011)	Pro Forma Adjustments		Reference	Pro Forma Combined

Revenue
Food and beverage sales	$60,657,475	$16,429,418	$-			$77,086,893
Franchise royalties and fees	50,000	-	-			50,000
Total revenue	60,707,475	16,429,418	-			77,136,893

Operating expenses
Food and beverage costs	17,486,880	5,312,932	-			22,799,812
Compensation costs	17,696,246	4,224,328	-			21,920,574
General and administrative and other expenses	14,327,158	4,095,200	-			18,422,358
Pre-opening costs	714,330	-	-			714,330
Occupancy	3,371,873	1,387,913	(37,267)	E		4,722,519
Depreciation and amortization	3,479,360	1,127,606	213,918	F		4,820,884
Loss on disposal of property and equipment	31,465	130,378	-			161,843
Total operating expenses	57,107,312	16,278,357	176,651			73,562,320

Operating profit (loss)	3,600,163	151,061	(176,651)			3,574,573

Change in fair value of derivative instruments	(246,818)	-	-			(246,818)
Interest expense	(1,137,725)	(313,253)	313,253	G		-
	-	-	(376,386)	G		(1,514,111)
Other income (expense), net	366,497	38,304	-			404,801

Income (loss) before income taxes	2,582,117	(123,888)	(239,784)			2,218,445

Income tax provision	586,086	-	(141,832)	H		444,254

Net income (loss)	1,996,031	(123,888)	(97,952)			1,774,191

Less: (Income) loss attributable to noncontrolling interest	(153,845)	-	-			(153,845)

Net income (loss) attributable to DRH	$1,842,186	$(123,888)	$(97,952)			$1,620,346

Basic earnings per share	$0.10					$0.09
Fully diluted earnings per share	$0.10					$0.09

Weighted average number of common shares outstanding
Basic	18,902,782					18,902,782
Diluted	19,055,500					19,055,500

The accompanying notes are an integral part of these proforma condensed combined financial statements.

DIVERSIFIED RESTAURANT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMETS (UNAUDITED)

Note 1: Pro Forma Adjustments

A	Adjustment to eliminate Acquired Entities’ assets not acquired and Acquired Entities’ liabilities not assumed.

B	Adjustment to eliminate the historical stockholders' equity of the Acquired Entities.

C	Adjustment to record new debt in conjunction with the acquisition of the Acquired Entities by DRH.

D	Adjustment to record the purchase price allocation at September 23, 2012.

E	Adjustment to record the straight-line amortization of unfavorable lease obligations in connection with the purchase price allocation.

F
Adjustment to record the impact of additional depreciation and amortization expense on the increased basis of property and equipment and intangible assets in connection with the purchase price allocation.

G
Adjustment to a) eliminate historical interest expense on debt that was not assumed by DRH and b) record the impact of interest expense relating to the new debt issued in connection with DRH’s acquisition, which bears interest at LIBOR plus a Lease Adjusted Leverage Ratio margin (effective rate of 2.97% for the pro forma periods).

H
Adjustment to reflect federal and state income tax expense at DRH’s statutory rate of 39.0% related to a) the pro forma adjustments and b) the Acquired Entities’ pre-tax results that historically had not been subject to corporate taxation.

GREAT BEGINNINGS

NEW! TOMATO BASIL SOUP
6-oz. Cup **3.29** 12-oz. Bowl **4.99**
Simmered tomato chunks, fresh basil, garlic, and seasonings topped with shredded mozzarella cheese. Doubles as a sandwich dip.

AMAZINGLY DELICIOUS TURKEY BLACK BEAN CHILI®
6-oz. Cup **3.99** 12-oz. Bowl **5.99**
Gallon **55.99**
One of our most popular choices! All-natural, fresh ground Midwestern turkey, fire-roasted tomatoes, onions, green peppers, a blend of secret spices, and jalapeños.

SLOPPY DAVE'S FRIES® 5.49
Fresh-Cut Potato Fries smothered with Sloppy Dave's BBQ® and one **FREE** cheese. Kick 'em up with our Santa Fe Chipotle Sauce®! Add a bunch of delicious toppings! Refer to the Create Your Own Legend sheet at BaggerDaves.com or ask when ordering.

SANTA FE SLOPPY NACHOS 5.79
Lime, sea salt, and Cajun spice-flavored tortilla chips piled with Sloppy Dave's BBQ®, Santa Fe Chipotle Sauce®, shredded cheddar cheese, lettuce, pico de gallo, and jalapeños. Sour cream on the side. Guacamole on request for **1.00**.

NACHO CHIPS AND PICO DE GALLO 3.99
Guacamole on request for **1.00**.

LEGENDARY SAUCES .50 each
Custom made in small batches.

- Buttermilk Ranch
- Chipotle BBQ Sauce
- Honey Mustard
- Horseradish Ranch
- House Caesar
- Railhouse Burger Sauce® (Like Thousand Island Dressing)
- Santa Fe Chipotle Sauce®

FRESH-CUT SIDES

FRESH-CUT POTATO FRIES WITH SEA SALT
Double Bag **4.59** Single Bag **2.59**

DAVE'S SWEET POTATO CHIPS® WITH SEA SALT
Double Bag **4.89** Single Bag **2.79**
A Bagger Dave's® specialty. Served with Honey Cinnamon, Honey Mustard, or Caramel dipping sauce for **FREE**.

MIX 'N' MATCH 4.99
A full serving of both Fresh-Cut Potato Fries and Dave's Sweet Potato Chips®. Includes one dipping sauce for **FREE**.

= A Bagger Dave's® favorite
= Hot or spicy item

LEGENDARY BURGERS

Made fresh daily with all-natural, lean ground turkey, USDA premium Midwestern ground beef or a veggie black bean patty.

TURKEY

SANTA FE CHIPOTLE BURGER 7.59
Turkey patties topped with Santa Fe Chipotle Sauce®, guacamole, romaine, pepper jack cheese, and tomato on a toasted honey wheat bun.

TUSCAN BURGER 6.59
Our turkey patties stacked with shredded mozzarella cheese, tomato, onion, fresh basil, and balsamic vinaigrette on a toasted honey wheat bun.

SLOPPY DAVE'S BBQ® 4.49
Dave's twist on the Sloppy Joe: lean ground turkey and a mix of fresh ingredients served on toasted sourdough bread.

BEEF

NEW! ONO BURGER 7.89
We top beef patties with sliced pineapple, Swiss cheese, BBQ sauce, jalapeños, applewood bacon, and sautéed onions on a plain bun.

TRAIN WRECK BURGER® 7.99
A collision of beef patties topped with Fresh-Cut Potato Fries, a fried egg, sharp cheddar cheese, sautéed onions, sautéed mushrooms, iceberg lettuce, and Railhouse Burger Sauce® on a toasted sesame bun.

BACON BBQ BURGER 7.29
Real applewood bacon on beef patties layered with sharp cheddar cheese, iceberg lettuce, sliced tomato, sautéed onions, and BBQ sauce on a toasted plain bun.

KICKIN' CHEDDAR BURGER 5.99
Beef patties topped with sharp cheddar cheese, lettuce, diced onion, tomato, pickle slices, and Horseradish Ranch sauce on a plain bun.

THE BLUES BURGER® 5.99
Beef patties with bleu cheese, Cajun spice blend, iceberg lettuce, and sliced tomato on a toasted sesame bun.

GREAT AMERICAN CHEESEBURGER 5.99
Beef patties layered with American cheese, ketchup, mayo, mustard, pickles, lettuce, and sliced tomato on our toasted plain bun.

VEGGIE

NACHO AVERAGE BURGER 7.29
Veggie black bean burger with sharp cheddar cheese, guacamole, sour cream, nacho chips, lettuce, pico de gallo, and jalapeños on a honey wheat bun.

NEW! ARTISAN MAC 'N' CHEESE

Made in small batches with fresh, unique flavor combos.

TWISTED MAC 'N' CHEESE
ENTRÉE **6.49** SIDE **3.99**
Cavatappi noodles with sharp cheddar, Swiss, and smoked gouda cheeses topped with Parmesan cheese and panko bread crumbs baked golden brown.

SMOKIN' HOT MAC 'N' CHEESE
ENTRÉE **8.49** SIDE **4.99**
Twisted Mac 'n' Cheese with applewood bacon, jalapeños, pico de gallo, and Santa Fe Chipotle Sauce®.

CHILI MAC ENTRÉE ONLY **7.99**
Cavatappi noodles smothered in Amazingly Delicious Turkey Black Bean Chili® and topped with pepper jack cheese.

SALADS

TIJUANA SALAD 6.19 SIDE **4.19**
Romaine lettuce topped with Amazingly Delicious Turkey Black Bean Chili®, sour cream, Chipotle BBQ Sauce, diced tomatoes, and shredded cheddar cheese.

SIGNATURE COBB SALAD
5.79 SIDE **3.79**
Premium salad mix and romaine topped with bleu cheese crumbles, tomatoes, and applewood bacon. Add a fried egg for **1.00** more.

CAESAR SALAD 5.79 SIDE **3.79**
Romaine lettuce, croutons, and grated Parmesan cheese tossed in our House Caesar dressing.

GARDEN SALAD 4.99 SIDE **3.59**
Premium salad mix and romaine, shredded carrots, tomatoes, croutons, and shredded cheddar cheese. Choice of dressing.

DRESSINGS: Buttermilk Ranch • Honey Mustard • Balsamic Vinaigrette • House Caesar • Horseradish Ranch • Railhouse Burger Sauce®

Add two ground beef or two turkey patties for **2.50**.

CREATE YOUR OWN LEGEND
Choose your burger, bun, cheese, Legendary Sauce, premium toppings, and Meaningless Free Toppings.® Refer to the Create Your Own Legend sheet at BaggerDaves.com or ask when ordering.

LEGENDARY BAGGER DAVE'S® Est. 2008 BURGER TAVERN

SIGNATURE GRILLED SANDWICHES

Served on our sourdough bread.

NEW! TWISTED MAC MELTDOWN 5.59
Our sourdough bread layered with Twisted Mac 'n' Cheese, Swiss cheese, and Chipotle BBQ Sauce. Add applewood bacon for **1.50**. Add a cup of Tomato Basil Soup for **3.29**.

NEW! HOT MESS MELTDOWN 4.99
Swiss, mozzarella, and sharp cheddar cheese with sliced tomato, onions, and fresh basil. Add applewood bacon for **1.50**. Add a cup of Tomato Basil Soup for **3.29**.

CALIFORNIA BLT 6.29
Romaine, sliced tomato, applewood bacon, and mayo topped with guacamole.

EGG SANDWICH 5.19
A fried egg, applewood bacon, sharp cheddar cheese, and mayo.

TUNA MELT 4.99
Our fresh, unique tuna mix, Swiss cheese, romaine, and tomato.

PEANUT BUTTER, HONEY & BANANA
Peanut butter, sliced bananas, cinnamon, and wildflower honey. **4.79**

BEVERAGES

COFFEE

ICED TEA

BAGGER DAVE'S® CRAFT SODA
Handcrafted in small batches just for us. Black Cherry Cream • Cola • Diet Cola • Ginger Ale • Lemonade • Lemon Lime • Orange Cream • Root Beer • Mystery (Ask your server for our current selection.)

DESSERTS

SINFULLY SWEET BROWNIE SUNDAE
Add a banana for **1.00** more. **7.19**

ICE CREAM SHAKES/MALTS 4.69
Chocolate, vanilla, caramel, strawberry, banana, Oreo®, Reese's® Peanut Butter Cup, peanut butter, or honey cinnamon. Topped with whipped cream. Add malt for **FREE**.

BROWNIE DELUXE 4.19

LEGENDARY FLOATS 3.99
CherryFest Float • Boston Cooler
Brown Cow • Orange Whip
Root Beer

*All burgers are cooked medium well. All prices and products subject to change without notice. Ask your server about menu items that are cooked to order. Consuming undercooked meats or eggs may increase your risk of foodborne illness.

Eat in, carry out, or order online at BaggerDaves.com. Ask us about our kids menu.

Example of our advertising.

Legendary burgers. Beer. Wings.

Any questions?

DRH diversified restaurant holdings inc.

LEGENDARY BAGGER DAVE'S BURGER TAVERN

BUFFALO WILD WINGS

LEGENDARY
BAGGER DAVE'S

You should only rely on the information contained in this prospectus or in any free writing prospectus that we authorize to be distributed to you.  We have not, and the underwriter has not, authorized anyone to provide you with additional or different information.  This document may only be used where it is legal to sell these securities.  You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the issuance and distribution of the shares of common stock being registered.

AMOUNT TO BE PAID
SEC registration fee		$3,410
Printing and engraving expense	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
FINRA filing fee	$	*
Transfer agent fees and expenses	$	*
Miscellaneous expenses	$	*

Total	$	*

*To be filed by amendment.

Item 14. Indemnification of directors and officers

Section 78.138 of the Nevada Revised Statutes (“NRS”) provides that, except as otherwise provided in NRS 35.230, 90.660, 91.250, 452.200, 452.270, 668.045 and 694A.030, a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that: (a) The director’s or officer’s act or failure to act constituted a breach of his or her fiduciary duties as a director or officer; and (b) The breach of those duties involved intentional misconduct, fraud or a knowing violation of law.  Section 78.138 further provides that the Articles or an amendment thereto may provide for greater individual liability.  Our Articles do not contain any provision that would expand the individual liability of our officers and directors beyond that prescribed by Section 78.138.

Pursuant to our Bylaws, we shall indemnify each person who is or was a director, officer, team member, or agent of ours (including the heirs, executors, administrators or estate of such person) or is or was serving at our request of the Company as a director, officer, team member, or agent of another corporation, partnership, joint venture, trust or other enterprise to the full extent permitted under the NRS or any successor law or laws.

Section 78.7502(1) of the NRS permits a corporation to indemnify any director, officer, employee or agent of the corporation who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation), against expenses, judgments, fines, settlements, and other amounts incurred in connection with the proceeding so long as that person (a) is not liable for a breach of duty of good faith or loyalty to the corporation pursuant to NRS Section 78.138; or (b) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.

Section 78.7502(2) of the NRS permits indemnification against expenses actually and reasonably incurred in connection with the defense or settlement of an action by or in the right of the corporation to obtain a judgment in its favor, provided that a corporation may not provide indemnification for any: (a) claim, issue or matter for which the person has been found liable to the corporation; or (b) amounts paid in settlement to the corporation, unless the court determines that the person is fairly and reasonably entitled to indemnity for the expenses.

Further, Section 78.7502(3) of the NRS provides that a corporation must indemnify directors, officers, employees and agents against expenses actually and reasonably incurred to the extent the person was successful on the merits in defending a proceeding under Section 78.7502(1) or (2).

Section 78.751 of the NRS provides that determination of discretionary indemnification must be made by (a) the stockholders; (b) the Board by a majority vote of a quorum consisting of directors who are not parties to the action, suit or proceeding; (c) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (d) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

Section 78.752 of the NRS provides that a corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against the person and liability and expenses incurred by the person in his or her capacity as a director, officer, employee or agent, or arising out of his or her status as such, whether or not the corporation has the authority to indemnify such a person against such liability and expenses.

The other financial arrangements made by the corporation may include the following: (a) the creation of a trust fund; (b) the establishment of a program of self-insurance; (c) the securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation; and (d) the establishment of a letter of credit, guaranty or surety.  These financial arrangements may not provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

We plan to enter into an underwriting agreement that provides that the underwriter is obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

On July 31, 2010, DRH entered into a stock option agreement with each of its directors as compensation for their services as directors, including T. Michael Ansley, who serves as the Company’s President and Chief Executive Officer, and David G. Burke, who serves as the Company’s Chief Financial Officer and Treasurer. The Stock Option Agreements granted each of the directors, including Mr. Ansley and Mr. Burke, the option to purchase 30,000 shares of common stock exercisable at $2.50 per share. The options expire on July 31, 2016. The options and the underlying shares of common stock are restricted securities. The options were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder.  The options vest for each of the directors according to the schedule set forth below, subject to continued service as a director:

Director	Option Vesting Dates
T. Michael Ansley	10,000 shares on July 31, 2011
10,000 shares on July 31, 2012
10,000 shares on July 31, 2013

David G. Burke	10,000 shares on July 31, 2011
10,000 shares on July 31, 2012
10,000 shares on July 31, 2013

Jay A. Dusenberry	10,000 shares on July 31, 2011
10,000 shares on July 31, 2012
10,000 shares on July 31, 2013

David Ligotti	10,000 shares on July 31, 2011
10,000 shares on July 31, 2012
10,000 shares on July 31, 2013

Gregory J. Stevens	10,000 shares on July 31, 2011
10,000 shares on July 31, 2012
10,000 shares on July 31, 2013

Philip Friedman*	10,000 shares on June 3, 2011
10,000 shares on June 3, 2012
10,000 shares on June 3, 2013

Joseph M. Nowicki	10,000 shares on June 3, 2011
10,000 shares on June 3, 2012
10,000 shares on June 3, 2013

*  These option shares were originally granted to Bill McClintock on July 31, 2010.  Mr. McClintock resigned from our Board a short time thereafter to pursue a position of employment with the Company.  These options were reissued to Philip Friedman, who was appointed in Mr. McClintock’s stead.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b) Financial Statement Schedules

None.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southfield, State of Michigan, on March 12, 2013.

DIVERSIFIED RESTAURANT HOLDINGS, INC.

By:	/s/ T. Michael Ansley
T. Michael Ansley President, Chief Executive Officer, Director, and Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ T. Michael Ansley	President, Chief Executive Officer,	March 12, 2013
T. Michael Ansley	Director, and Chairman of the Board of Directors

/s/ David G. Burke	Chief Financial Officer, Director, and	March 12, 2013
David G. Burke	Treasurer

/s/ Jay Alan Dusenberry	Director	March 12, 2013
Jay Alan Dusenberry

/s/ Philip Friedman	Director	March 12, 2013
Philip Friedman

/s/ David Ligotti	Director	March 12, 2013
David Ligotti

/s/ Joseph M. Nowicki	Director	March 12, 2013
Joseph M. Nowicki

/s/ Gregory J. Stevens	Director	March 12, 2013
Gregory J. Stevens

EXHIBITS

Exhibit Number	Description
*1.1	Form of Underwriting Agreement
2.1	Affiliates Acquisition Purchase Agreement dated February 1, 2010 (incorporated by reference to Exhibit 2.1 of our Form 8-K filed February 5, 2010)
2.2
Brandon Property Purchase and Sale Agreement dated March 25, 2010 between our subsidiary, MCA Enterprises, Brandon, Inc. and Florida Wings Group, LLC (incorporated by reference to Exhibit 10 of our Form 8-K filed June 30, 2010)

2.3	Purchase Agreement dated July 13, 2012 (incorporated by reference to Exhibit 2.1 of our Form 8-K filed September 28, 2012)
3.1	Certificate of Incorporation (filed as an exhibit to the Company’s registration statement on Form SB-2 (SEC File Number 333-145316), as filed on August 10, 2007, and incorporated herein by reference)
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of our Form 8-K filed August 29, 2012)
3.3	First Amendment to Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of our Form 8-K filed October 31, 2012)
4.1	Specimen Stock Certificate (filed as an exhibit to the Company’s registration statement on Form SB-2 (SEC File Number 333-145316), as filed on August 10, 2007, and incorporated herein by reference)
5.1	Form of Opinion of Dickinson Wright PLLC
9.1	Amended and Restated Stockholder Voting Agreement incorporated by reference to Exhibit 1 to the Schedule 13D Amendment No. 1 filed by T. Michael Ansley on March 11, 2013.
10.1
Buffalo Wild Wings Franchise Agreement dated July 29, 2010, by and between Buffalo Wild Wings International, Inc. and Anker, Inc., a wholly-owned subsidiary of the Company (incorporated by reference to Exhibit 10.1 of our Form 10-Q filed November 12, 2010)

10.2
Renewal Addendum to Buffalo Wild Wings Franchise Agreement dated July 29, 2010, by and between Buffalo Wild Wings International, Inc. and Anker, Inc., a wholly-owned subsidiary of the Company (incorporated by reference to Exhibit10.2 of our Form 10-Q filed November 12, 2010)

10.3
Buffalo Wild Wings Area Development Agreement dated July 18, 2003, by and between Buffalo Wild Wings International, Inc. and MCA Enterprises, Inc. (subsequently assigned to AMC Wings, Inc., a wholly-owned subsidiary of the Company) (incorporated by reference to Exhibit 10.3 of our Form 10-Q filed November 12, 2010)

10.4
Transfer Agreement dated March 20, 2007, by MCA Enterprises Brandon, Inc. (formerly MCA Enterprises, Inc.), T. Michael Ansley, Mark C. Ansley, Thomas D. Ansley, Steven Menker, Jason Curtis and AMC Wings, Inc. and Buffalo Wild Wings International, Inc. (incorporated by reference to Exhibit 10.4 of our Form 10-Q filed November 12, 2010)

10.5	Amendment to Buffalo Wild Wings Area Development Agreement dated March 20, 2007 (incorporated by reference to Exhibit 10.5 of our Form 10-Q filed November 12, 2010)
10.6	Amendment to Buffalo Wild Wings Area Development Agreement dated November 5, 2007 (incorporated by reference to Exhibit 10.5 of our Form 10-Q filed November 12, 2010)
10.7
Buffalo Wild Wings Franchise Agreement dated September 7, 2010, by and between Buffalo Wild Wings International, Inc. and AMC Traverse City, Inc., a wholly-owned subsidiary of the Company (incorporated by reference to Exhibit 10.1 of our Form 8-K filed September 10, 2010)

10.8
Buffalo Wild Wings Franchise Agreement dated September 7, 2010, by and between Buffalo Wild Wings International, Inc. and AMC Lakeland, Inc., a wholly-owned subsidiary of the Company (incorporated by reference to Exhibit 10.2 of our Form 8-K filed September 10, 2010)

10.9	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.1 of our Form 8-K filed August 5, 2010)
10.10	Amendment to Buffalo Wild Wings Area Development Agreement dated December 27, 2003 (incorporated by reference to Exhibit 10.12 of our Form 10-Q filed November 12, 2010)
10.11
Real Estate Loan Agreement dated June 23, 2010 between our subsidiary, MCA Enterprises Brandon, Inc., and Bank of America N.A. (incorporated by reference to Exhibit 10.1 of our Form 10-Q filed August 10, 2010)

10.12
Buffalo Wild Wings Franchise Agreement dated June 3, 2010 between our subsidiary, AMC Ft. Myers, Inc., and Buffalo Wild Wings International, Inc. (incorporated by reference to Exhibit 10.4 of our Form 10-Q filed August 10, 2010)

10.13
Buffalo Wild Wings Retail Center Lease dated December 7, 2009 between our subsidiary, AMC Marquette, Inc., and Centrup Hospitality, LLC (incorporated by reference to Exhibit 10 of our Form 8-K filed December 11, 2009)

10.14
Buffalo Wild Wings Retail Center Lease dated December 2, 2009 between our subsidiary, AMC Chesterfield, Inc., and Chesterfield Development Company, LLC (incorporated by reference to Exhibit 10 of our Form 8-K filed December 7, 2009)

10.15
Buffalo Wild Wings Franchise Agreement dated October 20, 2009 between our subsidiary, AMC Marquette, Inc., and Buffalo Wild Wings International, Inc. (incorporated by reference to Exhibit 10.1 of our Form 8-K filed October 26, 2009)

10.16
Buffalo Wild Wings Franchise Agreement dated October 20, 2009 between our subsidiary, AMC Chesterfield, Inc., and Buffalo Wild Wings International, Inc. (incorporated by reference to Exhibit 10.2 of our Form 8-K filed October 26, 2009)

10.17
Master Lease Agreement dated September 9, 2009 between our subsidiary, Troy Burgers, Inc., and Novi Town Center Investors, LLC (incorporated by reference to Exhibit 10 of our Form 8-K filed September 10, 2009)

10.18
Master Lease Agreement dated February 12, 2009 between our subsidiary, AMC Flint, Inc., and CoActiv Capital Partners, Inc. (incorporated by reference to Exhibit 10 of our Form 8-K filed February 17, 2009)

10.19
Buffalo Wild Wings Amendment to Area Development Agreement dated December 10, 2008 between our subsidiary, AMC Wings, Inc., and Buffalo Wild Wings International, Inc. (incorporated by reference to Exhibit 10.1 of our Form 8-K filed December 15, 2008)

10.20
Buffalo Wild Wings Franchise Agreement dated July 1, 2008 between our subsidiary, AMC Port Huron, Inc., and Buffalo Wild Wings International, Inc. (incorporated by reference to Exhibit 10 of our Form 8-K filed July 8, 2008)

10.21
Buffalo Wild Wings Franchise Agreement dated July 1, 2008 between our subsidiary, AMC Flint, Inc., and Buffalo Wild Wings International, Inc. (incorporated by reference to Exhibit 10 of our Form 8-K filed July 8, 2008)

10.22
Retail Center Lease dated June 30, 2008 between our subsidiary, AMC Port Huron, Inc., and Port Builders, Inc., Walter Sparling and Mary L. Sparling (incorporated by reference to Exhibit 10 of our Form 8-K filed July 7, 2008)

10.23	Retail Center Lease dated June 30, 2008 between our subsidiary, AMC Flint, Inc., and Ramco-Gershenson Properties, L.P. (incorporated by reference to Exhibit 10 of our Form 8-K filed July 7, 2008)
10.24
Form of Stock Option Agreement, dated July 30, 2007, entered into by and between the Company and Directors Gregory Stevens, T. Michael Ansley, Jay Alan Dusenberry, Jason T. Curtis and David Ligotti (incorporated by reference to Exhibit 10.24 of our Form 10-K filed March 26, 2010)

10.25	Consulting Agreement between the Company and P. Freidman & Associates dated March 15, 2011 (incorporated by reference to Exhibit 10.2 of our Form 10-Q filed May 16, 2011)
10.26
Buffalo Wild Wings Franchise Agreement dated March 25, 2011, by and between Buffalo Wild Wings International, Inc. and AMC Sarasota Inc., a wholly-owned subsidiary of the Company (incorporated by reference to Exhibit 10.1 of our Form 8-K filed March 30, 2011)

10.27	$48M Senior Secured Credit Facility with RBS Citizens, N.A., dated September 25, 2012 (incorporated by reference to Exhibit 10.1 of our Form 8-K filed September 28, 2012)
10.28	Diversified Restaurant Holdings, Inc. Performance Bonus Plan (incorporated by reference to Exhibit 10.1 of our Form 8-K filed March 11, 2013)
10.29	2013 Diversified Restaurant Holdings, Inc. Short-Term Incentive Program(incorporated by reference to Exhibit 10.2 of our Form 8-K filed March 11, 2013)
21.1	Subsidiaries of Diversified Restaurant Holdings, Inc.
23.1	Consent of BDO USA, LLP
23.2	Consent of Silberstein Ungar, PLLC
23.3	Consent of Dickinson Wright PLLC (included in Exhibit 5.1)
24.1	Power of Attorney
†101.INS	XBRL Instance Document
†101.SCH	XBRL Taxonomy Extension Schema Document
†101.CAL	XBRL Taxonomy Extension Calculation Document
†101.DEF	XBRL Taxonomy Extension Definition Document
†101.LAB	XBRL Taxonomy Extension Labels Document
†101.PRE	XBRL Taxonomy Extension Presentation Document

* To be filed by subsequent amendment
† In accordance with Regulation S-T, the XBRL-related information in Exhibit 101 to this Form S-1 shall be deemed to be furnished” and not “filed”